SANYO

SANYO Electric Co., Ltd.

5-5, Keihan-Hondori 2-Chome,
Moriguchi City, Osaka 570-8677, Japan.
TLX:SANYO J63353, J63363
FAX:06-6991-5411, PHONE:06-6991-1181

07020424

January 15, 2007

To : Securities and Exchange Commission
Office of International Corporate Finance

082-00264

NOTIFICATION OF DELIVERY OF DOCUMENTS

We will forward to you the following documents as per the list below.
Please feel free to contact us if you need further information.

SUPPL

NOTE

	Title of document	Copies
*	Semiannual Report 2006	1
*	The Semiannual Securities Report of Consolidated Statements for The 83th Fiscal Term	1
*	Business Report for The First Half of The 83th Fiscal Term	1

SANYO ELECTRIC CO. , LTD.

Takao Okazaki

TAKAO OKAZAKI
GENERAL MANAGER,
ACCOUNTING UNIT

1/19

Z-015

RECEIVED

SANYO

Semiannual Report

2006

For the six months ended
September 30, 2006

The Evolution for GAIA

SANYO EVOLUTION PROJECT

SANYO Electric Co., Ltd.

SANYO'S VISION

Think GAIA

What can SANYO do for Life and the Earth?
Our answer is Think GAIA.

How do we ensure that children of the future will have a beautiful planet to live on?
For SANYO, the answer is to treat the Earth as a single living organism, and create the products we truly need to continue living in harmony with this precious planet.
This is the conviction that inspires SANYO's vision, "Think GAIA".
It is a threefold approach, consisting of action on the environmental, energy and lifestyle fronts. In each of these fields, SANYO redefines conventional ideas and takes a radically new perspective, taking advantage of its unique technological resources to propose global solutions for Life and the Earth.



Think GAIA
For Life and the Earth
Environment
Blue Planet
Addressing global environmental issues
Energy
Genesis III
Creating a clean-energy society
Lifestyle
Harmonious Society
Enabling people to live in harmony with the Earth

Financial Highlights

SANYO Electric Co., Ltd. and Subsidiaries Six-month periods ended September 30, 2006 and 2005

	Millions of Yen		Thousands of U.S. Dollars (Note)	% Change from Same Period of Previous Year
	2006	2005	2006	
Net sales	¥1,095,539	¥1,179,391	$9,284,229	-7.1 %
Net loss	(3,618)	(142,525)	(30,661)	—
	Yen		U.S. Dollars	
Per share				
Net loss :				
Basic	¥ (34.9)	¥ (76.8)	$ (0.30)	—
Diluted	(34.9)	(76.8)	$ (0.30)	—
Cash dividends declared	—	—	—	—

Sales by product category and area

SANYO Electric Co., Ltd. and Subsidiaries Six-month periods ended September 30, 2006 and 2005

	Millions of Yen		Thousands of U.S. Dollars (Note)	% Change from Same Period of Previous Year
	2006	2005	2006	
Sales by product category				
Consumer	¥ 493,540	¥ 562,824	$4,182,542	-12.3 %
Commercial	133,885	117,658	1,134,619	13.8
Component	442,360	450,059	3,748,814	-1.7
Others	25,754	48,850	218,254	-47.3
Net sales	¥1,095,539	¥1,179,391	$9,284,229	-7.1
Sales by area :				
Japan	481,261	573,967	$4,078,483	-16.2 %
Asia	313,121	300,149	2,653,568	4.3
North America	181,402	183,017	1,537,305	-0.9
Europe	88,001	90,602	745,771	-2.9
Others	31,754	31,656	269,102	0.3
Net sales	¥1,095,539	¥1,179,391	$9,284,229	-7.1

Note: U.S. dollar amounts translated from yen, for convenience only, at the rate of ¥118 US$1, the approximate Tokyo foreign exchange market rate as of September 29, 2006.

Notice Released to Future Outlook

All statements in this semiannual report, other than past factual matters, represent outlooks for projected future results and are in accordance with Sanyo's present plans, outlook, and strategies, based on management judgments in light of currently available information. Therefore, Sanyo does not guarantee the accuracy and reliability of information it receives, and requests that you do not rely on this information alone. There are various risks and uncertainties relating to factors that cause changes in business results. The principal factors influencing results include 1) large changes in economic conditions and capital markets, as well as changes in consumption in businesses in which Sanyo engages, 2) the effects of changes in exchange rates between the yen and the dollar, as well as the yen and other currencies, on Sanyo's international business activities, 3) various trade restrictions in the markets of individual countries, and 4) Sanyo's ability to provide new technologies, new products and new services amid rapid technological innovation in information technology (IT), market competition and price competition. However, it should be noted that factors affecting Sanyo's performance are not limited to the factors mentioned above and that there are other factors that pose latent risks and uncertainties.

In this semiannual report, "the Company" refers to SANYO Electric Co., Ltd., and "Sanyo" to SANYO Electric Co., Ltd., and its subsidiaries,unless otherwise specified.

To Our Stakeholders





Tomoyo Nonaka
Executive Director & Chairman

Toshimasa Iue
Executive Director & President

We would like to thank all of you for your faithful support of our company.

In July 2005, Sanyo embarked on its "the third beginning" under the new corporate vision "Think GAIA" with the aim of transforming Sanyo into a company that delights the Earth and life. For over a year, we have been pursuing structural transformation under the "SANYO EVOLUTION PROJECT" to transform ourselves into a "leading provider of environment-and energy-related products and services."

Our structural transformation has been laid out in three stages: "Streamlining," "Rebuilding," and "Growing." We are now in the stage of "Rebuilding." For the "Power Solutions business" and "HVAC (Heating, Ventilating and Air Conditioning) products & Commercial Equipment business" which are deemed to be core businesses we have continued to develop growth strategies this year. For those businesses requiring structural transformation, we have implemented drastic transformation to achieve business model innovation, including spinning off the semiconductor business, forming an alliance with Quanta Computer Inc. in Taiwan for the TV business, and have reached a basic agreement to form an alliance with Haier Co., Ltd. in China for the refrigerator business.

This midterm, due to the difficulty the mobile phone and digital camera businesses had in responding to major changes in the business environment, sales decreased drastically, resulting in consolidated net sales being down 7.1% from the same term of the previous year to ¥1,095,539 million (US$9,284 million).

Overviews for each business segment are as follows:

■Consumer Business Segment

For mobile phones, differentiation strategies were promoted domestically through releasing new products with special features such as a model capable of receiving a mobile digital terrestrial broadcast ("one-segment" broadcasting). However, due to the impact of price decline overseas, overall sales decreased.

For digital cameras, with OEM, which is the core of our digital camera business, being increasingly exposed to intense competition, sales considerably decreased.

Sales of TVs increased thanks to hot-selling flat-screen models for the United States and sales of navigation systems also increased being led by a portable "GORILLA" model capable of receiving "one-segment" broadcasting.

For home appliances, "AQUA" – a washer/dryer incorporating the "Air Wash" function which cleans (disinfects and deodorizes) clothes with the power of air (ozone) made good progress. However, because of the unseasonable weather, sales of air conditioners significantly decreased and high material cost contributed to overall cost increase, which continued the severe situation for profitability.

The result was that net sales were down 12.3% from the same term of the previous year to ¥493,540 million (US$4,183 million)

■Commercial Business Segment

For showcases, while sales of showcases for supermarkets decreased, there was an increase in sales of showcases for convenience stores amid the industrial-wide slump thanks to the effects of seizing chances to deal with new and remodeled stores and promoting sales of comprehensive systems incorporating air-conditioning equipment. As a result, their overall sales increased.

For commercial air conditioners, though domestic sales decreased due to unseasonable weather and skyrocketing crude oil prices, overseas sales substantially increased, primarily in Europe.

In the Medical Systems business, domestic sales of biomedical products decreased, however, overseas sales increased, primarily in Europe and North America. Also, thanks to advancement of computerized medical record keeping, medical systems continued to make good progress.

The result was that net sales were up 13.8% from the same

term of the previous year to ¥133,885 million (US$1,135 million).
In the future, we will further expand overseas businesses, especially in China where we are enhancing partnerships with local enterprises, and also work to strengthen the areas of environmental and energy-saving products through expanding products such as CO_2 compressor using natural refrigerant.

■Component Business Segment

Overall sales of rechargeable batteries decreased slightly, but as for lithium ion batteries, through structural improvement, a system was established which even ensures a profit from economy price range products. As for nickel metal hydride batteries, targeting North America, Europe, and Asia, we started full-fledged overseas expansion of "eneloop" – a consumer nickel metal hydride battery which has met the market needs with its characteristics of low self-discharge and ready for immediate use after purchase.
There was continued active demand for solar cells in the European market, primarily in Germany, and sales of high power generation efficiency HIT solar cell modules increased.
Electronic components such as condensers and motors for personal computers and mobile phones also made good progress, resulting in an increase in overall sales.
For semiconductors, sales decreased. However, earning strength has been substantially improved as a result of structural transformation by focusing the business to realms of expertise and through spinning off of the business.
The result was that net sales were down 1.7% from the same term of the previous year to ¥442,360 million (US$3,749 million).

As a result of cost to sales ratio improvement and cost reduction, an operating income* of ¥15,841 million (US$134 million) was achieved in contrast to the ¥28,369 million loss in the same term of the previous year. Unfortunately, regarding the net income for this midterm, a net loss of ¥3,618 million (US$31 million) was posted (¥142,525 million loss in the same term of the previous year).
The structural transformation that Sanyo is undertaking is steadily progressing. For the mobile phone and digital camera businesses which are subject to substantial changes in the business environment, measures to enhance earning strength including radical fixed cost reduction are being taken so that they can respond quickly to rapid changes. To ensure the revival of Sanyo' s businesses from the next fiscal year onward, Sanyo will add new measures to the structural transformation program.
Regretfully, as a result of the implementation of various measures as described above, the necessity to revise the business performance plan for this fiscal year has arisen.
In the future, to accelerate our transformation into a "leading provider of environment-and energy-related products and services" based on the Medium-term Management Plan, we will continue to move ahead with the structural transformation program in a prompt and thorough manner with our central focus being on the "concentration of managerial resource investment in the Power Solutions business, HVAC products & Commercial Equipment business, and electronic component business, which have been selected as core businesses," the "transformation of facilities (domestic production bases)," and the "strengthening of global function."
The structural transformation we have been forcing through are expected to produce positive effects for the semiconductor business and TV business so that they can contribute to the company' s bottom line during this fiscal year, and the home appliance business is expected to start contributing from next fiscal year. Together with the additional new measures we are taking, we will uncompromisingly follow through with structural transformation so that we become a business entity capable of securing and enhancing profitability in a sustainable way.
We would like to ask all of our stakeholders for their continued support and understanding.

December 2006

Tomoyo Nonaka
Executive Director & Chairman

Toshimasa Iue
Executive Director & President

(*Note) To be consistent with financial reporting principles and practices generally accepted in Japan, operating (loss) income is calculated as net sales and operating revenue less cost of sales and selling, general and administrative expenses. The Company considers showing operating (loss) income convenient for investors to compare Sanyo's financial results with those of other Japanese companies. Under accounting principles generally accepted in the United States of America, certain additional charges-for example, restructuring and impairment charges and abnormal product warranty costs would be included in the determination of operating (loss) income in the consolidated statements of operations

Consolidated Statements of Operations (Unaudited)

SANYO Electric Co., Ltd. and Subsidiaries Six-month periods ended September 30, 2006 and 2005

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2006	2005	2006
Revenues :			
Net sales	¥1,095,539	¥1,179,391	$9,284,229
Operating revenue	45,922	35,451	389,170
Interest and dividends	3,637	3,686	30,822
Other income	22,286	23,030	188,864
Total revenues	1,167,384	1,241,558	9,893,085
Costs and expenses :			
Cost of sales	941,851	1,051,149	7,981,788
Selling, general and administrative	183,769	192,062	1,557,364
Interest	10,038	8,544	85,068
Other expense	24,695	104,588	209,280
Total costs and expenses	1,160,353	1,356,343	9,833,500
Income (loss) before income taxes and minority interests from continuing operations	7,031	(114,785)	59,585
Provision for income taxes :			
Current	10,162	6,763	86,119
Deferred	101	18,257	856
	10,263	25,020	86,975
Loss before minority interests from continuing operations	(3,232)	(139,805)	(27,390)
Minority interests	386	(3,445)	3,271
Net loss from continuing operations	(3,618)	(136,360)	(30,661)
Discontinued operations (Note 3 and 4):			
Loss before income taxes from discontinued operations	—	(3,982)	—
Provision for income taxes	—	2,183	—
Net loss from discontinued operations	—	(6,165)	—
Net loss	¥ (3,618)	¥ (142,525)	$ (30,661)

Net loss per share	Yen		U.S. Dollars (Note 1)
Basic			
Net loss from continuing operations	¥ (34.9)	¥ (73.5)	$ (0.30)
Net loss from discontinued operations	—	(3.3)	—
Net loss	(34.9)	(76.8)	(0.30)
Diluted			
Net loss from continuing operations	(34.9)	(73.5)	(0.30)
Net loss from discontinued operations	—	(3.3)	—
Net loss	(34.9)	(76.8)	(0.30)
Net loss per American Depositary Share			
Basic			
Net loss from continuing operations	¥ (174.5)	¥ (367.5)	$ (1.48)
Net loss from discontinued operations	—	(16.5)	—
Net loss	(174.5)	(384.0)	(1.48)
Diluted			
Net loss from continuing operations	(174.5)	(367.5)	(1.48)
Net loss from discontinued operations	—	(16.5)	—
Net loss	(174.5)	(384.0)	(1.48)
Weighted average number of shares (thousands)	1,854,400	1,854,668	

The accompanying notes are an integral part of these statements.

Consolidated Balance Sheets (Unaudited)

SANYO Electric Co., Ltd. and Subsidiaries September 30 and March 31, 2006

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
Assets	September 30, 2006	March 31 2006	September 30, 2006
Current assets :			
Cash and cash equivalents:			
Cash	¥ 148,199	¥ 196,784	$ 1,255,924
Time deposits	191,972	100,716	1,626,881
	340,171	297,500	2,882,805
Restricted cash	192,000	264,800	1,627,119
Securities	498	1,109	4,220
Receivables:			
Notes and accounts receivable	455,343	461,613	3,858,839
Affiliates	22,695	19,182	192,331
Allowance for doubtful accounts	(5,847)	(10,509)	(49,551)
Inventories	375,049	317,894	3,178,381
Deferred income taxes	10,734	8,287	90,966
Prepaid expenses and other	63,619	60,441	539,144
Total current assets	1,454,262	1,420,317	12,324,254
Investments and advances :			
Affiliates	52,111	48,000	441,619
Securities and other investments	88,193	112,988	747,398
Total investments and advances	140,304	160,989	1,189,017
Property, plant and equipment, at cost :			
Buildings	418,133	409,581	3,543,500
Machinery and equipment	909,886	919,154	7,710,898
	1,328,019	1,328,735	11,254,398
Accumulated depreciation	(957,324)	(941,303)	(8,112,915)
	370,695	387,432	3,141,483
Land	94,865	101,664	803,941
Construction in progress	13,668	11,590	115,830
Total property, plant and equipment	479,228	500,686	4,061,254
Deferred income taxes	10,802	10,935	91,543
Other assets	53,083	61,911	449,856
Total assets	¥ 2,137,679	¥ 2,154,837	$18,115,924

The accompanying notes are an integral part of these statements.

Liabilities And Stockholders' Equity	Millions of Yen September 30, 2006	Millions of Yen March 31, 2006	Thousands of U.S. Dollars (Note 1) September 30, 2006
Current liabilities :			
Short-term borrowings	¥ 249,380	¥ 264,441	$ 2,113,390
Current portion of long-term debt	143,602	74,297	1,216,966
Notes and accounts payable			
Trade	448,135	402,638	3,797,754
Affiliates	11,611	20,392	98,398
Construction	18,771	13,334	159,076
Accrued expenses	203,702	195,093	1,726,288
Accrued income and other taxes	9,391	11,638	79,585
Other liabilities	55,918	64,410	473,882
Total current liabilities	1,140,510	1,046,243	9,665,339
Long-term debt	399,867	500,434	3,388,704
Accrued pension and severance costs	188,465	186,969	1,597,161
Deferred income taxes	6,891	—	58,398
Total liabilities	1,735,733	1,733,646	14,709,602
Minority interests	15,804	18,299	133,932
Stockholders' equity :			
Common stock	172,242	172,242	1,459,678
Authorized			
September 30, 2006 and March 31, 2006—7,060,300,000 shares			
Issued			
September 30, 2006 and March 31, 2006—1,872,338,099 shares			
Preferred stock	121,119	89,086	1,026,432
Authorized: September 30, 2006 and March 31, 2006			
Class A: 182,600,000 shares			
Class B: 246,100,000 shares			
Issued: September 30, 2006 and March 31, 2006			
Class A: 182,542,200 shares			
Class B: 246,029,300 shares			
	293,361	261,328	2,486,110
Additional paid-in capital	753,466	721,828	6,385,305
Accumulated deficit	(534,199)	(466,951)	(4,527,110)
Accumulated other comprehensive loss	(119,032)	(105,885)	(1,008,746)
Less, treasury stock at cost			
September 30, 2006—17,995,814 shares	(7,454)	—	(63,169)
March 31, 2006 —17,874,175 shares	—	(7,428)	—
Total stockholders' equity	386,142	402,892	3,272,390
Total liabilities and stockholders' equity	¥ 2,137,679	¥ 2,154,837	$ 18,115,924

Consolidated Statements of Stockholders' Equity

SANYO Electric Co., Ltd. and Subsidiaries Six-month periods ended September 30, 2006 and 2005

	Common stock: Number of Shares (Thousands)	Common stock: Amount	Preferred Stock: Number of Shares (Thousands)	Preferred Stock: Amount	Additional Paid-in Capital	Accumulated deficit	Accumulated Other Comprehensive Income (Loss): Net Unrealized Gains (Losses) on Securities	Foreign Currency Translation Adjustments	Minimum Pension Liability Adjustments	Net Unrealized Gains (Losses) on Derivatives	Total	Treasury Stock	Total Comprehensive Income (Loss)
	Millions of Yen except share data												
Balance, March 31, 2005	1,872,339	¥ 172,242	—	¥ —	¥ 330,035	¥ (84,342)	¥ 18,662	¥ (58,211)	¥ (87,673)	¥ (1,068)	¥ (128,310)	¥ (7,367)	
Comprehensive income (loss):													
Net loss						(142,525)							¥ (142,525)
Other comprehensive income (loss):													
Net unrealized gains on securities (net of tax of ¥793 million)							22,742				22,742		22,742
Reclassification adjustments for net gains on securities realized (net of tax of ¥648 million)							(12,057)				(12,057)		(12,057)
Foreign currency translation adjustments								9,060			9,060		9,060
Net unrealized losses on derivatives (net of tax of ¥262 million)										(202)	(202)		(202)
Reclassification adjustments for net losses on derivatives realized (net of tax of ¥586 million)										451	451		451
Total													¥ (122,531)
Purchase of treasury stock (51 thousand shares)													
Sale of treasury stock (35 thousand shares)												45	
Losses on disposal of treasury stock					(15)							15	
Balance, September 30, 2005	1,872,339	¥ 172,242	—	¥ —	¥ 330,050	¥ (226,867)	¥ 29,347	¥ (49,151)	¥ (87,673)	¥ (339)	¥ [illegible]	¥ [illegible]	
Balance, March 31, 2006	1,872,338	¥ 172,242	428,572	¥ 89,086	¥ 721,828	¥ (466,951)	¥ 21,184	¥ (42,111)	¥ (84,958)	¥ —	¥ (106,885)	¥ (7,428)	
Comprehensive income (loss):													
Net loss						(3,618)							¥ (3,618)
Other comprehensive income (loss):													
Net unrealized losses on securities (net of tax of ¥1,332 million)							(9,989)				(9,989)		(9,989)
Reclassification adjustments for net gains on securities realized (net of tax of ¥804 million)							(1,180)				(1,180)		(1,180)
Foreign currency translation adjustments								(1,862)			(1,862)		(1,862)
Net unrealized losses on derivatives										(116)	(116)		(116)
Total													¥ (16,765)
Purchase of treasury stock (152 thousand shares)												(39)	
Sale of treasury stock (30 thousand shares)												13	
Losses on disposal of treasury stock						(5)							
Stock-based compensation					46								
Amortization of Beneficial Conversion Feature				32,033	31,592	(63,625)							
Balance, September 30, 2006	1,872,338	¥ 172,242	428,572	¥ 121,119	¥ 753,466	¥ (534,199)	¥ 10,015	¥ (43,973)	¥ (84,958)	¥ (116)	¥ (119,032)	¥ (7,454)	
	Thousands of U.S. Dollars (Note 1)												
Balance, March 31, 2006	1,872,338	$1,459,678	428,572	$ 754,966	$6,117,186	$(3,957,212)	$ 179,526	$ (356,873)	$ (719,983)	$ —	$ (897,330)	$ (62,949)	
Comprehensive income (loss):													
Net loss						(30,661)							$ (30,661)
Other comprehensive income (loss):													
Net unrealized losses on securities (net of tax of $11,288 thousand)							(84,653)				(84,653)		(84,653)
Reclassification adjustments for net gains on securities realized (net of tax of $6,814 thousand)							(10,000)				(10,000)		(10,000)
Foreign currency translation adjustments								(15,780)			(15,780)		(15,780)
Net unrealized losses on derivatives										(983)	(983)		(983)
Total													$ (142,077)
Purchase of treasury stock (152 thousand shares)												(330)	
Sale of treasury stock (30 thousand shares)												110	
Losses on disposal of treasury stock						(42)							
Stock-based compensation					390								
Amortization of Beneficial Conversion Feature				271,466	267,729	(539,195)							
Balance, September 30, 2006	1,872,338	$1,459,678	428,572	$1,026,432	$6,385,305	$(4,527,110)	$ 84,873	$ (372,653)	$ (719,983)	$ (983)	$(1,008,746)	$ (63,169)	

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows (Unaudited)

SANYO Electric Co., Ltd. and Subsidiaries Six-month periods ended September 30, 2006 and 2005

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2006	2005	2006
Cash flows from operating activities :			
Net loss	¥ (3,618)	¥(142,525)	$ (30,661)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities :			
Depreciation and amortization	48,825	66,748	413,771
Gain on sale of marketable securities and investment securities, net	(3,803)	(12,828)	(32,229)
Impairment losses on investment securities	1,000	7,112	8,475
Impairment losses on fixed assets	3,914	57,438	33,169
(Gain) loss on sale / disposal of fixed assets, net	(11,388)	6,359	(96,509)
Provision for income taxes —deferred	101	18,592	856
Equity in net losses of affiliates	4,100	2,282	34,746
Change in assets and liabilities			
Decrease in receivables	542	51,352	4,593
(Increase) decrease in inventories	(52,319)	12,415	(443,381)
(Increase) decrease in prepaid expenses and other	(3,777)	4,787	(32,008)
Decrease (increase) in other assets	2,586	(5,425)	21,915
Increase (decrease) in notes and accounts payable	42,444	(78,786)	359,695
Decrease in accrued income and other taxes	(2,276)	(2,765)	(19,288)
Decrease in other current liabilities	(4,248)	(4,464)	(36,000)
Other, net	476	(20,135)	4,034
Net cash provided by (used in) operating activities	22,559	(39,843)	191,178
Cash flows from investing activities :			
Purchase of available-for-sale securities	(2,587)	(7,419)	(21,924)
Purchase of held-to-maturity securities	(800)	(5,655)	(6,780)
Proceeds from sale of available-for-sale securities	8,567	50,633	72,602
Proceeds from repayment of held-to-maturity securities	1,116	4,986	9,458
Proceeds from sale of property, plant and equipment	26,784	1,770	226,983
Expenditures for purchase of property, plant and equipment	(35,930)	(54,381)	(304,492)
Proceeds from sale of consolidated subsidiaries	1,124	2,317	9,525
Other, net	764	(1,845)	6,475
Net cash used in investing activities	(962)	(9,594)	(8,153)
Cash flows from financing activities :			
(Decrease) increase in short-term borrowings	(17,223)	13,720	(145,958)
Proceeds from issuance of long-term debt	2,455	63,105	20,805
Withdrawal from restricted cash	72,800	—	616,949
Repayments of long-term debt	(38,042)	(99,485)	(322,390)
Dividends paid to minority stockholders	(376)	(556)	(3,186)
Repurchases of treasury stock, net	(31)	(35)	(262)
Net cash provided by (used in) financing activities	19,583	(23,251)	165,958
Effect of exchange rate changes on cash and cash equivalents	1,491	3,548	12,636
Net increase (decrease) in cash and cash equivalents	42,671	(69,140)	361,619
Cash and cash equivalents of newly consolidated subsidiaries	—	16,295	—
Cash and cash equivalents at beginning of six-month period	297,500	294,982	2,521,186
Cash and cash equivalents at end of six-month period	¥ 340,171	¥ 242,137	$ 2,882,805

The accompanying notes are an integral part of these statements

Notes to Consolidated Financial Statements (Unaudited)
SANYO Electric Co., Ltd. and Subsidiaries

1. U.S. Dollar Amounts
U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥118=US$1. This was the approximate effective rate of exchange as of September 29, 2006.

2. Basis of Preparation of Consolidated Financial Statements
1. Progress of Medium-term Management Plan

In the past several years, due to intensifying global competition and other factors, Sanyo has been faced with a severe business environment. Because of this and the added significant impact of the Niigata Chuetsu Earthquake in October 2004, Sanyo posted a large overall consolidated deficit of ¥171,544 million in the fiscal year ended in March 2005.

To overcome this company-wide crisis, in July 2005 a new corporate vision "Think GAIA" was launched. Focusing on its aim of enhancing corporate value, Sanyo undertook drastic structural transformation and accelerated the shift of management resources to Sanyo' s core businesses. Sanyo proclaimed its resolve to restructure and grow by defining the following measures to be taken, and promptly transforming them into concrete actions through the unified effort :

(1) Clarify business selection and focus;

(2) Force through drastic and concrete structural transformation (business restructuring);

(3) Eliminate overall management inefficiency and increase profitability;

(4) Reduce interest-bearing debts and improve financial standing to survive in this highly competitive industry; and

(5) In addition to these points, in November 2005 Sanyo formulated the Medium-term Management Plan with the aim of "Resurrecting a Powerful Sanyo," based on the principle that it is vital to have a clear growth strategy, which enables concentration of management resources into core businesses, minimization of risks, and the creation of healthy future cash flows.

Regretfully, the 205,661 million yen overall deficit for the fiscal year ended in March 2006 is the second deficit in a row and even larger than the previous year. However, in line with the Medium-term Management Plan we determined what direction to take with the businesses specified as businesses requiring structural transformation, including the semiconductor business, financial services business, and organic light emitting display (OLED) business. As for the TV business, a basic joint venture agreement was concluded with Quanta Computer Inc. in Taiwan to further enhance competitiveness. At the same time, measures to achieve drastic structural transformation were implemented one after another, such as the disposal of unprofitable overseas businesses. Furthermore, we achieved a level of performance higher than originally planned, regarding reduction of interest-bearing debts, disposal of unutilized assets, and personnel downsizing.

This fiscal year, the semiconductor business, having been spun off and having reduced its fixed costs, is back on course for recovery from a slump in sales. After having a deficit the previous year it has bounced back to being profitable and is once again a business capable of contributing to Sanyo' s net income. As for the home appliance business and TV business, structural transformation has been promoted more drastically than originally envisioned in the Medium-term Management Plan, which was devised in November, 2005. As represented by the announcement of a basic agreement to form a strategic alliance with Haier in China in the refrigerator business in October, 2006, we have advanced the transformation of our business structure through promoting alliances with different companies, and at the same time, a fundamental review of our domestic business operation structure has been implemented. Thus, we are striving to follow through with the necessary drastic structural transformation before the end of this fiscal year to regain profitability in the coming year.

Meanwhile, the mobile phone business and digital camera business, both selected as core businesses in the Medium-term Management Plan, have not fared well with the recent changes in the business environment. This has made the initial plan difficult to achieve. Consequently, a change to the business plan has become necessary, and we have reconsidered our strategy for these areas of business accordingly.

In consideration of the changes in the business environment as described above, we will make a partial amendment to the Medium-term Management Plan formulated in 2005. Sanyo will emphasize completion of drastic structural transformation and recovery of profitability, and in addition will clarify which businesses will be the targets of concentrated investment among the core businesses. Thus, Sanyo will aim to ensure a steady state of growth.

2. Future Policy

In order to realize the resurrection of a powerful Sanyo, it is important for Sanyo to promptly recover its ability to secure long-term stable profitability. To that end, it is necessary to do the following: (1) Eliminate causes of deficit by carrying through structural transformation, and (2) Set up the business portfolio to enable securing of long-term stable profitability.

(1) Completion of drastic structural transformation

For the purpose of regaining Sanyo' s profitability and restoring the confidence of financial institutions and the market, Sanyo will address all of the following structural reform requirements in a prompt and thorough manner:

1) Implement additional concrete measures, including business withdrawal, personnel downsizing, and liquidation and withdrawal of unprofitable subsidiaries, to carry through the structural transformation of the home appliance, TV, and semiconductor businesses, which were specified as businesses requiring structural transformation in the Medium-term Management Plan;

2) For mobile phone / digital camera businesses, which are subject to wide fluctuations in income and expenditure due to their business structure, Sanyo will accelerate construction of a system capable of responding to rapid changes in business environment by radically reducing fixed costs through production system review, as well as working to increase sales; and

3) Continue to promote transformation of unprofitable businesses and companies in line with the principle of withdrawal and liquidation. For shares of group companies that Sanyo owns, advance the principle of selling those which are not highly beneficial to Sanyo' s business operation.

(2) Further accelerate growth of core businesses

1) Business portfolio of Sanyo looking toward 2010

We have examined anew the competitiveness of Sanyo based on the following judgment standards: (i) Competitive advantage in the market (dominant share or equivalence), (ii) Steady growth in the market, (iii) Ability to secure stable profitability, (iv) Possession of superior technologies, and (v) Possession of capabilities for marketing which targets "visible customers" to whom efficient marketing is possible.

As a result of this examination, the Power Solutions business, HVAC products & Commercial Equipment business, and electronic component business have been selected as targets of concentrated investment. Basic measures are being studied accordingly, so that these businesses can establish new engines of growth and also serve as the driving force of company-wide profit increase. In consideration of certain business risks, Sanyo will change the business structure of the personal mobile device business, so that Sanyo is capable of ensuring a profit even in a time of sales decline. Among these changes Sanyo will focus on increasing the sales of popular products.

While the home appliance business has been slated as another business requiring structural transformation, the areas of washing equipment and daily life home appliances are viewed as areas capable of contributing to the improvement of profitability. Certain products with original features, such as AQUA (a drum-type washer with an "Air (Ozone) Wash" function) were singled out in this regard. Therefore, we are committed to the building of a system for these areas so that profitability in sales of products can be ensured on an ongoing basis.

2) Reorganization (elimination and consolidation) of affiliated companies and production bases

Because there are too many consolidated subsidiaries and affiliates, huge costs are incurred and management

resources are dispersed. Therefore, we will implement a reorganization, liquidation, and business integration to promote the improvement of business efficiency.

(3) Strengthening of functional capabilities

1) Strengthening of global functions

In October 2006, we set up the "Global Evolution Project Promotion Group." It focuses on the thoroughgoing elimination of management inefficiency through business model improvement as promoted in the Corporate DNA Evolution Plan, the realization of global business management functions, corporate brand innovation, and development of global-scale products to realize the Think GAIA vision. This will enable Sanyo to expand itself as a global enterprise on an ongoing basis.

2) Facility transformation

Recently, the factories in Yodogawa, Fukiage, Ashikaga, and Hojo in Japan were closed due to transfer of manufacturing bases overseas and elimination and revision of production. This caused "dispersion of technologies" and "loss of know-how," resulting in the current decrease in production capability. Therefore, we will promote "facility transformation" to "enhance our manufacturer function" in parallel with "further advancement of cost reduction."

As described above, through a broader and more in-depth review, we will follow through with structural transformation and implement our growth strategy from the next term onwards in a decisive way.

The future operational performance of Sanyo is dependent on successfully completing the Medium-term Management Plan. The syndicated loan agreement and commitment line agreement that the Company signs include financial covenants. The accompanying financial statements have been prepared on a going concern basis, which assumes the realization of assets and satisfaction of liabilities in the normal course of business and do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should Sanyo be unable to continue as a going concern.

3. Reclassifications

Certain reclassifications of previously reported amounts have been made to the consolidated financial statements for the six-month period ended September 30, 2005 and the year ended March 31, 2006 to conform the current year presentation. Such reclassifications have no effect on net assets, net income and cash flows.

4. Discontinued Operation

In order to improve management efficiency by concentrating resources in Core businesses, the Company reached an agreement to sell a part of its shares on consolidated subsidiaries, SANYO Electric Credit Co., Ltd. to affiliates of the Goldman Sachs Group, Inc. and completed the sale at December 27, 2005.

As a result, the Company's ownership for SANYO Electric Credit Co., Ltd. was decreased from 52.36% to 19.13%, the Company ceased to consolidate SANYO Electric Credit Co., Ltd.

SANYO Electric Credit Co., Ltd. operated a leasing and financing business of office devices, equipment, IT devices and home appliances.

In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-lived assets", Sanyo presented the results of discontinued operations as a separate line item in the consolidated statements of operations.

Summarized selected financial information for the six-month period ended September 30, 2005 is as follows:

	Millions of Yen
	2005
Net sales and operating revenue	¥36,507
Costs and expenses	34,657
Loss before income taxes from discontinued operations	(3,982)
Income taxes	2,183
Loss from discontinued operations	(6,165)

5. Significant Subsequent Events

1. Transitional Measures for Outplacement Support System

As part of the Outplacement Support System, in addition to the normal retirement pay, the Company and some of its consolidated subsidiaries have offered support funds upon retirement in accordance with age etc. to retiring employees who meet specific conditions, such as having received a personnel relocation order requiring a change of residence. However, this Outplacement Support System is to be abolished in the future due to advancing structural transformation. Accordingly, on November 24, 2006, the Company has decided to introduce the following preferential treatment transitional measures.

General Description of Transitional Measures Regarding Outplacement Support System:

(1) Eligible persons: Regular employees who are 50 or older with 10 or more years of service

(2) Application period: From December 4, 2006 to December 18, 2006

(3) Retirement date: January 20, 2007

(4) Preferential treatment measures: In addition to the normal retirement pay, support funds based on the Outplacement Support System will be offered to those who ask for the outplacement support service during the above application period regardless of any specific conditions, such as having received a personnel relocation order requiring a change of residence.

(5) Reemployment support: Reemployment support will be provided to applicants according to their wishes through external employment assistance services.

With the introduction of these transitional measures, a total of 967 employees asked for the outplacement support service. Accordingly, a total of approximately ¥11,000 million (US$93 million) will be posted in the consolidated accounting statements for this fiscal year as the support funds paid towards the Outplacement Support System.

2. Recall and Replacement of "D06" Battery Packs Manufactured by a Consolidated Subsidiary of the Company

On December 7, 2006, NTT DoCoMo Group and Mitsubishi Electric Corporation announced the recall and replacement of some of the "D06" lithium ion battery packs manufactured by SANYO GS Soft Energy Co., Ltd., a consolidated subsidiary of the Company, used in the "FOMA D902i" handsets (manufactured by Mitsubishi Electric Corporation).

The background of this partial recall and replacement by NTT DoCoMo Group and Mitsubishi Electric Corporation is as follows: The "D06" battery packs for D902i manufactured through May 2006 could in rare cases generate excessive heat and explode during or shortly after charging if they have been subjected to a certain condition (Number of units subject to replacement: approx. 1.3 million). The problem is caused by deformation of electrode plates in the batteries due to some problems in the production process. If the electrode plates come into contact with the insulation sheets in the batteries, the insulation sheets may be damaged. If battery packs with a damaged insulation sheet experience some kind of external impact, this may cause them to short circuit internally, which in turn may cause excessive heat generation and possibly lead an explosion.

SANYO GS Soft Energy Co., Ltd. has undertaken remedial measures for this problem and also is taking necessary actions in cooperation with NTT DoCoMo Group and Mitsubishi Electric Corporation.

SANYO GS Soft Energy Co., Ltd. was established in April 1997 and became a consolidated subsidiary of the Company in 2003 through capital participation (51.0% of shares issued). Its businesses include development, manufacturing, and sales of small rechargeable batteries for portable equipment.
The recall procedure cost relating to the subject matter is now being calculated and its impact on the consolidated performance is currently uncertain.

3. Transfer of Stock of SANYO Epson Imaging Devices Corporation
With regard to SANYO Epson Imaging Devices Corporation jointly established by Seiko Epson Corporation and the Company in October 2004 (hereinafter referred to as "SEID"), a resolution was made at the meeting of the Board of Directors on December 13, 2006 to transfer all the shares of SEID held by the Company to Seiko Epson Corporation and to end the joint venture management.
SEID is an equity method affiliate conducting LCD business, from which the Company purchases LCDs.
Since its establishment, SEID has been developing its businesses by steadily integrating technologies and know-how. However, with the intensifying competition among small-to-medium size LCD businesses, a greater-than-expected price decline has continued, resulting in a falling behind of the initial business plan. Owing to this circumstance, the decision was made to transfer all the shares of SEID held by the Company to Seiko Epson Corporation and to end the venture business management.

Details of stock transfer are as follows:
Number of shares to be transferred: 148,320 (All the shares held by the Company which is equivalent to 45.0% of shares issued)
Scheduled date of transfer: December 28, 2006

The gain or loss from this stock transfer is now being calculated, but it is expected to have no material impact on the business results of Sanyo.

Corporate Data

◆MEMBERS OF THE BOARD AND CORPORATE AUDITORS
(As of December 1, 2006)

Members of the Board

Executive Director & Chairman
Tomoyo Nonaka

Executive Director & President
Toshimasa Iue

Executive Directors & Executive Vice Presidents
Koichi Maeda
Kazuhiko Suruta
Tetsuo Naraha

Members of the Board
Toshinao Matsushima
Ankur Sahu
Mitsuru Honma
Hidetoshi Arima

Corporate Auditors

Standing Corporate Auditors
Ryota Tominaga
Kenzo Kurokawa
Toshiya Uchida

Corporate Auditors
Hiroshi Toda
Osamu Okamoto
Takeharu Nagata

◆CHAIRMAN, PRESIDENT & VICE PRESIDENTS
(As of December 1, 2006)

Chairman
Tomoyo Nonaka

President
Toshimasa Iue

Executive Vice Presidents
Koichi Maeda
Kazuhiko Suruta
Tetsuo Naraha

Senior Vice Presidents
Mitsuru Honma
Hidetoshi Arima
Satoshi Inoue
Osamu Kajikawa
Hiroshi Ono
Akira Kan
Teruo Tabata
Toshiaki Iue
Takenori Ugari
Yoshihiro Nishiguchi
Tadao Shimada
Yoshio Iwasa

Vice Presidents
Shinya Tsuda
Keiichi Yodoshi
Nobuaki Matsuoka
Takuya Kobayashi
Tsutomu Asano
Katsuhisa Kawashima
Kohei Wakayama
Kazuhiro Takeda
Masato Ito
Seiichiro Sano
Sousei Takeuchi
Morihiro Kubo
Hideo Matsui
Satoru Hotta
Tsuyoshi Takemura
Satoshi Kitaoka
Tetsuhiro Maeda
Yoshio Watabe

◆PRINCIPAL CONSOLIDATED SUBSIDIARIES
(As of December 1, 2006)

TOTTORI SANYO Electric Co., Ltd.
Principal business : Manufacture and sales of electrical equipment and others

SANYO Semiconductor Co., Ltd.
Principal business : Manufacture and sales of semiconductors

SANYO Semiconductor Manufacturing Co., Ltd.
Principal business : Manufacture and sales of semiconductors

KANTO SANYO Semiconductors CO., Ltd.
Principal business : Manufacture and sales of semiconductors

SANYO Seimitsu Co., Ltd.
Manufacture and sales of cellular phones and motors

SANYO Sales & Marketing Corporation
Principal business : Sales, export and import of electrical equipment

SANYO Commercial Sales Co., Ltd.
Principal business: Sales and installation of refrigerators/freezers and kitchen appliances

SANYO Semicon Device Co., Ltd.
Principal business : Sales of semiconductors

SANYO NORTH AMERICA CORPORATION
Principal business : Sales of electrical equipment and local general business

SANYO TV International Corporation
Principal business : Management of TV Businesses of SANYO Electric Group. Manufacture and Sales of Color TVs and other products

SANYO ENERGY (U.S.A.) CORPORATION
Principal business : Manufacture and sales of batteries

SANYO ASIA PTE LTD.
Principal business : Sales of electrical equipment and local general business

SANYO PT (M) SDN. BHD.
Principal business : Manufacture and sales of telephones

SANYO ELECTRIC (HONG KONG) LIMITED
Principal business : Sales of electrical equipment

SANYO SEMICONDUCTOR (H.K.) CO., LTD.
Principal business : Sales of semiconductors

(The Company has a total of 223 consolidated subsidiaries 87 in Japan and 136 overseas.)

◆FOUNDATION AND INCORPORATION
Founded : February 1947 Incorporated : April 1950

◆SHARE OWNERSHIP (As of September 30, 2006)

Type	Total number of shares issuable	Total capital shares issued	Number of stockholders
Common Stock	7,000,000,000	1,872,338,099	267,464
Series1 ClassA Preferred Stock	182,500,000	182,542,200	3
Series1 ClassB Preferred Stock	246,100,000	246,029,300	3

◆CAPITAL (As of September 30, 2006)
¥322,242,319,083

◆STOCK LISTINGS
Tokyo, Osaka

◆STOCK TRANSFER AGENT
The Sumitomo Trust & Banking Co., Ltd.,
5-33, Kitahama 4-chome, Chuo-ku, Osaka 540-8639, Japan

◆HEAD OFFICE
5-5, Keihan-Hondori 2-chome, Moriguchi City, Osaka 570-8677, Japan
Telephone : +81-6-6991-1181
Facsimile : +81-6-6992-0009
URL : http://www.sanyo.co.jp

◆U.S. CONTACT ADDRESS
SANYO NORTH AMERICA CORPORATION
2055 Sanyo Avenue, San Diego, CA 92154, U.S.A.
Telephone : +1-619-661-1134
Facsimile : +1-619-661-6795

(English Translation)

Business Report for The First Half of The 83TH Fiscal Term

(April 1, 2006 to September 30, 2006)

SANYO Electric Co., Ltd.

Dear Shareholders

We would like to thank all of you for your faithful support of our company.

In July 2005, Sanyo embarked on its "the third beginning" under the new corporate vision "Think GAIA" with the aim of transforming Sanyo into a company that delights the Earth and life. For over a year, we have been pursuing structural transformation under the "SANYO EVOLUTION PROJECT" to transform ourselves into a "leading provider of environment-and energy-related products and services."

Our structural transformation has been laid out in three stages: "Streamlining," "Rebuilding," and "Growing." We are now in the stage of "Rebuilding." For the "Power Solutions business" and "HVAC (Heating, Ventilating and Air Conditioning) products & Commercial Equipment business" which are deemed to be core businesses we have continued to develop growth strategies this year. For those businesses requiring structural transformation, we have implemented drastic transformation to achieve business model innovation, including spinning off the semiconductor business, forming an alliance with Quanta Computer Inc. in Taiwan for the TV business, and have reached a basic agreement to form an alliance with Haier Co., Ltd. in China for the refrigerator business.

This midterm, due to the difficulty the mobile phone and digital camera businesses had in responding to major changes in the business environment, sales decreased drastically, resulting in consolidated net sales being down 7.1% from the same term of the previous year to ¥1,095,539 million. However, as a result of cost to sales ratio improvement and cost reduction, an operating income of ¥15,841 million was achieved in contrast to the ¥28,369 million loss in the same term of the previous year. Unfortunately, regarding the net income for this midterm, a net loss of ¥3,618 million was posted (¥142,525 million loss in the same term of the previous year).

The structural transformation that Sanyo is undertaking is steadily progressing. For the mobile phone and digital camera businesses which are subject to substantial changes in the business environment, measures to enhance earning strength including radical fixed cost reduction are being taken so that they can respond quickly to rapid changes. To ensure the revival of Sanyo's businesses from the next fiscal year onward, Sanyo will add new measures to the structural transformation program.

Regretfully, as a result of the implementation of various measures as described above, the necessity to revise the business performance plan for this fiscal year has arisen.

In the future, to accelerate our transformation into a "leading provider of environment-and energy-related products and services" based on the Medium-term Management Plan, we will continue to move ahead with the structural transformation program in a prompt and thorough manner with our central focus being on the "concentration of managerial resource investment in the Power Solutions business, HVAC products & Commercial Equipment business, and electronic component business, which have been selected as core businesses," the "transformation of facilities (domestic production bases)," and the "strengthening of global function."

The structural transformation we have been forcing through are expected to produce positive effects for the semiconductor business and TV business so that they can contribute to the company's bottom line during this fiscal year, and the home appliance business is expected to start contributing from next fiscal year. Together with the additional new measures we are taking, we will uncompromisingly follow through with structural transformation so that we become a business entity capable of securing and enhancing profitability in a sustainable way.

We would like to ask all of our shareholders for their continued support and understanding.

December 2006

Tomoyo Nonaka	Toshimasa Iue
Executive Director & Chairman	Executive Director & President

Overviews for Each Business Sector

Consumer Business Sector

For cellular phones, differentiation strategies were promoted domestically through releasing new products with special features such as a model capable of receiving a mobile digital terrestrial broadcast ("1seg" broadcasting). However, due to the impact of price decline overseas, overall sales decreased.

For digital cameras, with OEM, which is the core of our digital camera business, being increasingly exposed to intense competition, sales considerably decreased.

Sales of TVs increased thanks to hot-selling flat-screen models for the United States and sales of navigation systems also increased being led by a portable "GORILLA" model capable of receiving "1seg" broadcasting.

For home appliances, "AQUA" – a washer/dryer incorporating the "Air Wash Function" which cleans (disinfects and deodorizes) clothes with the power of air (ozone) made good progress. However, because of the unseasonable weather, sales of air conditioners significantly decreased and high material cost contributed to overall cost increase, which continued the severe situation for profitability.

The result was that net sales were down 12.3% from the same term of the previous year to 493,540 million yen.

Commercial Business Sector

For showcases, while sales of showcases for supermarkets decreased, there was an increase in profit of showcases for convenience stores amid the industrial-wide slump thanks to the effects of seizing chances to deal with new/remodeled stores and promoting sales of comprehensive systems incorporating air-conditioning equipment. As a result, their overall sales increased.

For commercial air conditioners, though domestic sales decreased due to unseasonable weather and skyrocketing crude oil prices, overseas sales substantially increased, primarily in Europe.

In the Medical Systems business, domestic sales of biomedical products decreased, however, overseas sales increased, primarily in Europe and North America. Also, thanks to advancement of computerized medical record keeping, medical systems continued to make good progress.

The result was that net sales were up 13.8% from the same term of the previous

year to 133,885 million yen.

In the future, we will further expand overseas businesses, especially in China where we are enhancing partnerships with local enterprises, and also work to strengthen the areas of environmental/energy-saving products through expanding products such as CO_2 compressor using natural refrigerant.

Component Business Sector

Overall sales of rechargeable batteries decreased slightly, but as for lithium ion batteries, through structural improvement, a system was established which even ensures a profit from economy price range products. As for nickel hydride batteries, targeting North America, Europe, and Asia, we started full-fledged overseas expansion of "eneloop" – a consumer nickel hydride battery which has met the market needs with its characteristics of low self-discharge and ready for immediate use after purchase.

There was continued active demand for solar cells in the European market, primarily in Germany, and sales of high power generation efficiency HIT solar cell modules increased.

Electronic components such as condensers and motors for personal computers and cellular phones also made good progress, resulting in an increase in overall sales.

For semiconductors, sales decreased. However, earning strength has been substantially improved as a result of structural reforms by focusing the business to realms of expertise and through spinning off of the business.

The result was that net sales were down 1.7% from the same term of the previous year to 442,360 million yen.

Consolidated Balance Sheets

■Assets

Millions of Yen

Item	Sep. 30, 2006	Mar. 31, 2006	Increase (Decrease)
	Amount	Amount	Amount
Current assets:			
Cash	148,199	196,784	(48,585)
Time deposits	191,972	100,716	91,256
Restricted cash	192,000	264,800	(72,800)
Securities	498	1,109	(611)
Receivables:			
Notes and accounts receivable	455,343	461,613	(6,270)
Affiliates	22,695	19,182	3,513
Allowance for doubtful accounts	(5,847)	(10,509)	4,662
Inventories	375,049	317,894	57,155
Deferred income taxes	10,734	8,287	2,447
Prepaid expenses and other	63,619	60,441	3,178
Total current assets	**1,454,262**	**1,420,317**	**33,945**
Investments and advances:			
Affiliates and unconsolidated subsidiaries	52,111	48,000	4,111
Securities investments and Other	88,193	112,988	(24,795)
Sub total	**140,304**	**160,988**	**(20,684)**
Property, plant and equipment:			
Buildings	418,133	409,581	8,552
Machinery and equipment	909,886	919,154	(9,268)
Accumulated depreciation	(957,324)	(941,303)	(16,021)
Land	94,865	101,664	(6,799)
Construction in progress	13,668	11,590	2,078
Sub total	**479,228**	**500,686**	**(21,458)**
Deferred income taxes	**10,802**	**10,935**	**(133)**
Other assets	**53,083**	**61,911**	**(8,828)**
Total assets	**2,137,679**	**2,154,837**	**(17,158)**

Consolidated Balance Sheets

■Liabilities and Stockholders' Equity

Millions of Yen

Item	Sep. 30, 2006	Mar. 31, 2006	Increase (Decrease)
	Amount	Amount	Amount
(Liabilities)			
Current liabilities:			
Short-term borrowings	249,380	264,441	(15,061)
Current portion of long-term debt	143,602	74,297	69,305
Notes and accounts payable:			
Trade	448,135	402,638	45,497
Affiliates and unconsolidated subsidiaries	11,611	20,392	(8,781)
Construction	18,771	13,334	5,437
Accrued income and other taxes	9,391	11,638	(2,247)
Employees' savings deposits	13,562	13,647	(85)
Other liabilities	246,058	245,856	202
Total current liabilities	**1,140,510**	**1,046,243**	**94,267**
Long-term debt	**399,867**	**500,434**	**(100,567)**
Accrued pension and severance costs	**188,465**	**186,969**	**1,496**
Deferred income taxes	**6,891**	**—**	**6,891**
Total liabilities	**1,735,733**	**1,733,646**	**2,087**
Minority interests	**15,804**	**18,299**	**(2,495)**
(Stockholders' equity)			
Common stock	293,361	261,328	32,033
Additional paid-in capital	753,466	721,828	31,638
Accumulated deficit	(534,199)	(466,951)	(67,248)
Accumulated other comprehensive loss	(119,032)	(105,885)	(13,147)
Sub total	**393,596**	**410,320**	**(16,724)**
Less,treasury stock at cost	**(7,454)**	**(7,428)**	**(26)**
Total stockholders' equity	**386,142**	**402,892**	**(16,750)**
Total liabilities and stockholders' equity	**2,137,679**	**2,154,837**	**(17,158)**

Consolidated Statements of Income

Millions of Yen

Item	Six-month period ended Sep. 30, 2006	Six-month period ended Sep. 30, 2005	Change from the previous term
	Amount	Amount	(%)
Net sales	**1,095,539**	**1,179,391**	-7.1%
Operating revenue	45,922	35,451	29.5%
Sales and operating revenue	1,141,461	1,214,842	-6.0%
Cost of sales	941,851	1,051,149	-10.4%
Selling, general and administrative expenses	183,769	192,062	-4.3%
Operating income	**15,841**	**(28,369)**	–
Other income	25,923	26,716	-3.0%
Interest and dividends	3,637	3,686	
Other	22,286	23,030	
Other expenses	34,733	113,132	-69.3%
Interest	10,038	8,544	
Other	24,695	104,588	
Income (loss) before income taxes and minority interests from continuing operations	**7,031**	**(114,785)**	–
Income taxes	10,263	25,020	-59.0%
Loss before minority interests from continuing operations	**(3,232)**	**(139,805)**	–
Minority interests	386	(3,445)	–
Net loss from continuing operations	**(3,618)**	**(136,360)**	–
Discontinued operations:			
Loss before income taxes from discontinued operations	–	(3,982)	–
Provision for income taxes	–	2,183	–
Net loss from discontinued operations	–	(6,165)	–
Net loss	**(3,618)**	**(142,525)**	–

(note)
In accordance with Statement of Financial Accounting Standards No.144 "Accounting for the Impairment or Disposal of Long-lived assets", due to the sale of SANYO Electric Credit Co., Ltd., Sanyo presented the results of discontinued operations as a separate line item in the consolidated statements of operations.

Consolidated Statement of Cash Flows

Millions of Yen

Item	Six-month period ended Sep. 30, 2006	Six-month period ended Sep. 30, 2005
	Amount	Amount
Cash flows from operating activities:		
Net loss	(3,618)	(142,525)
Adjustments to reconcile net loss to net cash provided by operating activities		
Depreciation and amortization	48,825	66,748
Impairment losses on fixed assets	3,914	57,438
Decrease in receivables	542	51,352
(Increase) decrease in inventories	(52,319)	12,415
Increase (decrease) in notes and accounts payable	42,444	(78,786)
Other, net	(17,229)	(6,485)
Net cash provided by (used in) operating activities	**22,559**	**(39,843)**
Cash flows from investing activities:		
Decrease in marketable securities and investment securities	7,315	42,569
Expenditures for purchase of property, plant and equipment	(35,930)	(54,381)
Proceeds form sale of property, plant and equipment	26,784	1,770
Other, net	869	448
Net cash used in investing activities	**(962)**	**(9,594)**
Cash flows from financing activities:		
(Decrease) increase in short-term-borrowings	(17,223)	13,720
Decrease in long term debt	(35,587)	(36,380)
Withdrawal from restricted cash	72,800	–
Dividends paid to minority stockholders	(376)	(556)
Repurchases of treasury stock, net	(31)	(35)
Net cash provided by (used in) financing activities	**19,583**	**(23,251)**
Effect of exchange rate changes on cash & cash equivalents	**1,491**	**3,548**
Net increase (decrease) in cash & cash equivalents	**42,671**	**(69,140)**
Cash & cash equivalents of newly consolidated subsidiaries	**–**	**16,295**
Cash and cash equivalents at beginning of six-month period	**297,500**	**294,982**
Cash and cash equivalents at end of six-month period	**340,171**	**242,137**

Consolidated Statements of Stockholders' Equity

Millions of Yen

Item	Stock: Common stock	Stock: Preferred stock	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Treasury stock	Total comprehensive income (loss)
Balance, March 31, 2006	172,242	89,086	721,828	(466,951)	(105,885)	(7,428)	402,892
Amortization of Beneficial Conversion Feature		32,033	31,592	(63,625)			–
Stock-based compensation			46				46
Losses on disposal of treasury stock				(5)			(5)
Comprehensive income (loss)							
Net loss				(3,618)			(3,618)
Net unrealized gains (losses) on securities					(11,169)		(11,169)
Foreign currency translation adjustments					(1,862)		(1,862)
Net unrealized losses on derivatives					(116)		(116)
Total							(16,765)
Increase or decrease of treasury stock, net						(26)	(26)
Balance, September 30, 2006	172,242	121,119	753,466	(534,199)	(119,032)	(7,454)	386,142

Balance Sheet (Non-consolidated)

(September 30, 2006)

Millions of Yen

Item	Amount	Item	Amount
(Assets)		(Liabilities)	
Current assets:	**694,631**	**Current liabilities:**	**473,376**
Cash & cash equivalents	109,224	Trade notes payable	218
Restricted cash	192,000	Trade accounts payable	254,889
Trade notes receivable	19,732	Short-term debts	9,201
Trade accounts receivable	208,012	Redeemable bond due within 1 year	80,000
Finished products	37,190	Accrued liabilities	81,537
Materials & work in process	37,693	Accrued income taxes	450
Prepaid expenses	1,056	Accrued expenses	28,762
Short-term loans	40,090	Deferred tax liability	197
Receivables	46,580	Deposits received	14,992
Other current assets	10,761	Accrued warranty	1,182
Allowance for doubtful accounts	(7,711)	Other current liabilities	1,943
Fixed assets:	**559,060**	**Non-current liabilities:**	**384,643**
Tangible fixed assets	**213,474**	Bonds payable	160,000
Buildings	76,597	Long-term debts	100,350
Structures	7,444	Deferred tax liability	8,446
Machinery and equipment	69,082	Accrued severance payable	89,848
Vehicles	122	Allowance for losses on investments in subsidiaries	25,694
Tools, furniture & fixtures	17,356	Other non-current liabilities	303
Land	39,841	**Total liabilities**	**858,020**
Construction in progress	3,028	(Stockholders' equity)	
Intangible fixed assets	**10,822**	**Stockholders' equity**	**387,928**
Software	9,830	**Capital stock**	**322,242**
Utility rights	30	**Capital surplus**	**384,771**
Other intangible fixed assets	962	Capital surplus reserve	384,771
Investment & others	**334,763**	**Accumulated deficit**	**(311,630)**
Investment in securities	43,025	Revenue reserve	33,904
Affiliated companies' securities	273,080	Other accumulated deficit	(345,534)
Long-term loans	2,445	Reserve for special depreciation	3,223
Long-term prepaid expenses	7,040	Reserve for retirement benefits	300
Other investments	9,180	Reserve for dividends	14,160
Allowance for doubtful accounts	(9)	Reserve for advanced depreciation of fixed assets	119
		Retained earnings brought forward	(363,337)
		Treasury stock	**(7,454)**
		Valuation and conversions	**7,742**
		Net unrealized holding gain on other securities	8,357
		Deferred gains and losses on hedges	(614)
		Total stockholders' equity	**395,671**
Total assets	**1,253,691**	**Total liabilities and stockholders' equity**	**1,253,691**

Statement of Income (Non-consolidated)

(Six-month period ended September 30, 2006)

Millions of Yen

Item	Six-month period ended Sep. 30, 2006 Amount
(Ordinary income and expenses)	
Operating income and expenses	
Net sales	**593,713**
Cost of sales	517,903
Gross profit on sales	75,809
Selling and general administrative expenses	87,471
Operating loss	**(11,661)**
Non-operating income and expenses	
Non-operating income	17,764
Interest and dividends income	(5,006)
Other income	(12,758)
Non-operating expenses	15,002
Interest expense	(2,759)
Other expense	(12,242)
Ordinary loss	**(8,899)**
(Extraordinary gain and loss)	
Extraordinary gain	11,143
Gain on sales of fixed assets	(7,657)
Gain on sales of investment in securities	(2,022)
Gain on sales of affiliated companies' securities	(1,396)
Reversal of allowance for doubtful accounts	(4)
Gain on retirement of stock	(62)
Extraordinary loss	15,623
Loss on sales of fixed assets	(970)
Loss on evaluation of affiliated companies' securities	(8,389)
Transfer to loss reserve for affiliates	(1,542)
Transfer to allowance for doubtful debt	(416)
Restructuring expenses	(1,691)
Loss on Impairment	(2,613)
Net loss before income taxes	**(13,379)**
Corporation tax, resident tax and business tax	1,481
Income taxes - deferred	(288)
Net loss	(14,571)

Share Ownership

Type	Total number of shares issuable	Total capital shares issued	Number of stockholders
Common stock	7,060,300,000	1,872,338,099	287,464
Series 1 Class A Preferred Stock	182,600,000	182,542,200	3
Series 1 Class B Preferred Stock	246,100,000	246,029,300	3

●Major stockholders

The 10 largest common stockholders

Name of stockholders	Number of shares (Unit: thousand shares)	Voting right ratio (%)
Master Trust Bank of Japan, Ltd. (trust account)	107,669	2.94
SANYO Electric Employees Share Ownership	50,789	1.39
Nippon Life Insurance Company	49,441	1.35
Sumitomo Mitsui Banking Corporation	43,278	1.18
Sumitomo Mutual Life Insurance Company	36,707	1.00
Resona Bank, Ltd.	33,548	0.92
Japan Trustee Services Bank, Ltd. (trust account)	31,370	0.86
Mitsui Sumitomo Insurance Co., Ltd.	23,435	0.64
Dai-ichi Mutual Life Insurance Company	22,546	0.62
Shioya Tochi Co., Ltd.	22,467	0.61

Series 1 Class A Preferred Stock

Name of shareholders	Number of shares	Voting right ratio (%)
Evolution Investments Limited	89,804,900	24.50
Oceans Holdings Co., Ltd.	89,804,900	24.50
Sumitomo Mitsui Banking Corporation	2,932,400	0.80

Series 1 Class B Preferred Stock

Name of shareholders	Number of shares	Voting right ratio (%)
Evolution Investments Limited	88,766,600	—
Oceans Holdings Co., Ltd.	88,766,600	—
Sumitomo Mitsui Banking Corporation	68,496,100	—

(Notes)

1. Evolution Investments Limited is a 100% owned subsidiary of Daiwa Securities SMBC Principal Investments Co., Ltd. Oceans Holdings Co., Ltd. is an affiliated company of The Goldman Sachs Group Inc.
2. Series 1 Class B Preferred Shares are nonvoting shares.

Corporate Data

(As of September 30, 2006)

Company name:	SANYO Electric Co., Ltd.
Address of head office:	5-5, Keihan-hondori 2-chome, Moriguchi City, Osaka 570-8677, Japan
Foundation:	April, 1950
Capital:	322,242,319,083 Yen
Number of employees:	11,998

Members of the Board and Corporate Auditors Chairman, President & Vice Presidents

(As of November 1, 2006)

●Members of the Board and Corporate Auditors

Executive Director & Chairman
Tomoyo Nonaka

Executive Director & President
Toshimasa Iue

Executive Directors & Executive Vice Presidents
Koichi Maeda
Kazuhiko Suruta
Tetsuo Naraha

Members of the Board
Toshinao Matsushima
Ankur Sahu
Mitsuru Honma
Hidetoshi Arima

Standing Corporate Auditors
Ryota Tominaga
Kenzo Kurokawa
Toshiya Uchida

Corporate Auditors
Hiroshi Toda
Osamu Okamoto
Takeharu Nagata

●Chairman, President & Vice Presidents

Chairman
Tomoyo Nonaka

President
Toshimasa Iue

Executive Vice Presidents
Koichi Maeda
Kazuhiko Suruta
Tetsuo Naraha

Senior Vice Presidents
Mitsuru Honma
Hidetoshi Arima
Satoshi Inoue
Osamu Kajikawa
Hiroshi Ono
Akira Kan
Teruo Tabata
Toshiaki Iue
Takenori Ugari
Yoshihiro Nishiguchi
Tadao Shimada
Yoshio Iwasa

Vice Presidents
Shinya Tsuda
Keiichi Yodoshi
Nobuaki Matsuoka
Takuya Kobayashi
Tsutomu Asano
Katsuhisa Kawashima
Kohei Wakayama
Kazuhiro Takeda
Masato Ito
Seiichiro Sano
Sousei Takeuchi
Morihiro Kubo
Hideo Matsui
Satoru Hotta
Tsuyoshi Takemura
Satoshi Kitaoka
Tetsuhiro Maeda
Yoshio Watabe

目次

【表紙】

【提出書類】	半期報告書
【提出先】	関東財務局長
【提出日】	平成18年12月25日
【中間会計期間】	第83期中（自　平成18年4月1日　至　平成18年9月30日）
【会社名】	三洋電機株式会社
【英訳名】	SANYO Electric Co., Ltd.
【代表者の役職氏名】	代表取締役社長　　井植　敏雅
【本店の所在の場所】	大阪府守口市京阪本通2丁目5番5号
【電話番号】	06(6991)1181
【事務連絡者氏名】	財務本部　経理ユニット　リーダー　　岡崎　孝雄
【最寄りの連絡場所】	東京都港区芝3丁目23番1号 セレスティン芝三井ビルディング13階
【電話番号】	03(6414)8576
【事務連絡者氏名】	財務本部　IR・株式ユニット 担当部長　　加藤　繁
【縦覧に供する場所】	三洋電機株式会社 （東京都台東区上野1丁目1番10号） 株式会社東京証券取引所 （東京都中央区日本橋兜町2番1号） 株式会社大阪証券取引所 （大阪市中央区北浜1丁目8番16号）

第一部【企業情報】

第１【企業の概況】

１【主要な経営指標等の推移】

(1) 連結経営指標等

決算年度	平成16年度中	平成17年度中	平成18年度中	平成16年度	平成17年度
会計期間	自 平成16年4月1日 至 平成16年9月30日	自 平成17年4月1日 至 平成17年9月30日	自 平成18年4月1日 至 平成18年9月30日	自 平成16年4月1日 至 平成17年3月31日	自 平成17年4月1日 至 平成18年3月31日
売上高（百万円）	1,265,551	1,179,391	1,095,539	2,484,639	2,397,026
継続事業税金等調整前中間（当期）純利益（△損失）（百万円）	14,655	△114,785	7,031	△68,767	△165,696
中間（当期）純利益（△損失）（百万円）	3,401	△142,525	△3,618	△171,544	△205,661
株主資本（百万円）	488,067	165,702	386,142	288,268	402,892
総資産額（百万円）	2,732,576	2,497,078	2,137,679	2,600,677	2,154,837
１株当たり株主資本（円）	263.11	89.35	14.03	155.42	16.76
基本的１株当たり中間（当期）純利益（△損失）（円）	1.83	△76.85	△34.90	△92.48	△194.96
希薄化後１株当たり中間（当期）純利益（△損失）（円）	1.83	△76.85	△34.90	△92.48	△194.96
株主資本比率（%）	17.9	6.6	18.1	11.1	18.7
営業活動によるキャッシュ・フロー（百万円）	25,027	△39,843	22,559	3,695	△664
投資活動によるキャッシュ・フロー（百万円）	△53,860	△9,594	△962	△82,234	36,001
財務活動によるキャッシュ・フロー（百万円）	61,038	△23,251	19,583	70,580	△69,980
現金及び現金等価物の中間期末（期末）残高（百万円）	316,427	242,137	340,171	294,982	297,500
従業員数（人）	81,852	103,546	105,021	96,023	106,389

（注） １．売上高には、消費税等は含まれていない。

２．当社の連結財務諸表は、米国で一般に公正妥当と認められた会計原則に基づいて作成している。

３．株主資本、1株当たり株主資本及び株主資本比率は米国会計基準に基づき作成しており、従来どおり記載している。

４．米国財務会計基準審議会基準書第144号「長期性資産の減損及び処分の会計処理」の規定に基づき、平成17年度の年次決算において非継続となった事業に関し、平成16年度中、平成17年度中及び平成16年度の「連結経営指標等」の数値を一部組み替えて表示している。

(2) 提出会社の経営指標等

回次	第81期中	第82期中	第83期中	第81期	第82期
会計期間	自 平成16年4月1日 至 平成16年9月30日	自 平成17年4月1日 至 平成17年9月30日	自 平成18年4月1日 至 平成18年9月30日	自 平成16年4月1日 至 平成17年3月31日	自 平成17年4月1日 至 平成18年3月31日
売上高（百万円）	731,885	646,479	593,713	1,458,981	1,353,445
経常利益（△損失）（百万円）	8,345	△31,653	△8,899	482	△48,275
中間（当期）純利益（△損失）（百万円）	3,463	△255,322	△14,571	△87,800	△360,991
資本金（百万円）	172,242	172,242	322,242	172,242	322,242
発行済株式総数（千株） 普通株式 A種優先株式 B種優先株式	 1,872,338 － －	 1,872,338 － －	 1,872,338 182,542 246,029	 1,872,338 － －	 1,872,338 182,542 246,029
純資産額（百万円）	567,924	226,872	395,671	476,057	413,357
総資産額（百万円）	1,499,479	1,133,072	1,253,691	1,429,432	1,321,013
1株当たり配当額（円）	3.00	0.00	0.00	3.00	0.00
自己資本比率（%）	37.9	20.0	31.6	33.3	31.3
従業員数（人）	16,346	14,610	11,998	15,687	14,137

（注） 1．売上高には、消費税等は含まれていない。

2．83期中間会計期間より、純資産額の算定にあたり、「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第5号）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第8号）を適用している。

3．「1株当たり純資産額」、「1株当たり中間（当期）純利益」及び「潜在株式調整後1株当たり中間（当期）純利益」については、中間連結財務諸表を作成しているため記載を省略している。

2【事業の内容】

当中間連結会計期間において、当社グループ（当社及び当社の関係会社）が営む事業の内容について、重要な変更はない。

3【関係会社の状況】

当中間連結会計期間において、以下の関係会社の異動があった。

名称	住所	資本金（百万円）	主要な事業の内容	議決権の所有割合（%）	関係内容
（連結子会社） 三洋半導体株式会社	群馬県邑楽郡大泉町	5,000	コンポーネント部門	100.0	当社製品の製造会社で、当社の従業員7名が同社の役員を兼任しており土地、建物を賃貸している。

（注）1. 主要な事業の内容欄には、事業の種類別セグメントの名称を記載している。
2. 平成18年7月付で、会社分割による半導体事業の分社化によって設立した。

4【従業員の状況】

(1) 連結会社の状況

（平成18年9月30日現在）

事業の種類別セグメントの名称	従業員数（人）
コンシューマ部門	32,210
コマーシャル部門	6,927
コンポーネント部門	62,179
その他部門	2,426
全社（共通）	1,279
合計	105,021

（注）　従業員数は、就業人員数を表示している。

(2) 提出会社の状況

（平成18年9月30日現在）

従業員数（人）	11,998

（注）1. 従業員数は、就業人員数を表示している。
2. 従業員数が当中間会計期間において2,139人減少しているが、その主な理由は三洋半導体㈱の分社によるものである。

(3) 労働組合の状況

労使関係について特に記載すべき事項はない。

第２【事業の状況】

１【業績等の概要】

(1) 業績

当中間連結会計期間の世界経済は総じて堅調に推移しており、中でも米国や中国をはじめとするアジア諸国などを中心に景気が拡大している。一方、日本経済は、企業収益の改善を背景に設備投資の増加や堅調な個人消費に支えられ、景気回復基調が続いている。しかし、エレクトロニクス業界では、原油や原材料の価格高騰や価格競争の激化による価格下落などが続き、事業環境は依然厳しい状況が続いた。

このような中、当社グループは「Think GAIA」ビジョンのもと、3ヵ年の改革「SANYO EVOLUTION PROJECT」に取り組んでおり、「環境・エナジー先進メーカー」となることを目指して、すでに、経営資源を集中するコア事業とビジネスモデルを抜本的に見直す構造改革事業を明確に区分し、それぞれに施策を展開してきた。当中間連結会計期間においても、構造改革事業である半導体事業とテレビ事業について、独立した事業体として生き残ることのできるビジネスモデルへの変革を目指し、それぞれの施策を実施した。

当中間連結会計期間の連結売上高は、競争激化と価格下落などにより携帯電話、デジタルカメラなどコンシューマ部門の売上が大きく減少し、前年同期比7.1%減少の1,095,539百万円となったが、その他の営業収益は前年同期比29.5%増加の45,922百万円となった。利益面では、原価率の改善や経費削減などにより、継続事業税金等調整前利益は7,031百万円、中間（当期）純損失は3,618百万円となった。

事業の種類別セグメントの業績は次のとおりである。

①コンシューマ部門

携帯電話は海外での価格下落の影響などにより、デジタルカメラは主力のOEM事業における競争激化により、それぞれ売上が大幅に減少した。米国向け薄型が好調だったテレビや新機種を投入したナビゲーションは、売上が増加した。また、空気(オゾン)で洗う(除菌・消臭)「エアウォッシュ」機能を搭載した洗濯乾燥機「AQUA」をはじめとする洗濯機が好調だったが、天候不順の影響を受けたエアコンが大幅に減少した。

この結果、当部門の売上高は前年同期比11.4%減少の501,778百万円となり、営業利益は3,914百万円の損失となった。

②コマーシャル部門

ショーケースでは、コンビニ向けが業界全体が低調である中、新規・改装物件の獲得により増加した。大型エアコンは、天候不順の影響により国内は減少したが、欧州を中心に海外が大幅に増加した。メディカル事業では、バイオメディカ商品が国内で減少したが、欧州や北米を中心に海外で売上が増加した。また、医療事務の電子化の進展により、医科システムが引き続き増収となった。

この結果、当部門の売上高は前年同期比10.2%増加の132,283百万円となり、営業利益は前年同期比260.7%増加の7,193百万円となった。

③コンポーネント部門

二次電池全体の売上は微減となったが、ニッケル水素電池では、自己放電が少なく買ってすぐに使えることが市場ニーズを捉えた市販用ニッケル水素電池「eneloop」について、北米、欧州、アジアなどに向け本格的に海外展開をスタートさせた。太陽電池は引き続きドイツを中心とした欧州市場で旺盛な需要があり、発電効率の高いＨＩＴ太陽電池の売上は増加した。電子部品は、パソコン・携帯電話向けのコンデンサー、モーターが好調で、全体としても売上が増加した。

なお、三洋エプソンイメージングデバイス㈱設立による事業再編に伴い、液晶が大幅に減少した。

この結果、当部門の売上高は前年同期比2.3%減少の455,929百万円となったが、営業利益は28,793百万円となった。

④その他部門

三洋ホームズ㈱が連結子会社でなくなったことなどにより、当部門の売上高及び営業収益は前年同期比17.3%減少の73,538百万円となり、営業利益は前年同期比45.7%減少の1,402百万円となった。

所在地別セグメントの業績は次のとおりである。

①日本

国内では、競争激化などによるデジタルカメラの減少、天候不順の影響を受けたエアコンの減少などにより売上が大きく減少した。

このため、売上高及び営業収益は前年同期比7.7%減少の969,820百万円となったが、原価率の改善や経費削減などにより、営業利益は19,512百万円となった。

②アジア

アジアでは、中国などにおける売上が堅調に推移し、売上高及び営業収益は前年同期比2.9%増加の540,800百万円となり、営業利益は6,030百万円となった。

③北米

北米では、携帯電話の売上は減少したが、テレビなどの売上が増加し、売上高及び営業収益は前年同期比0.9%増加の183,747百万円となり、営業利益は前年同期比181.5%増加の7,805百万円となった。

④その他

欧州では、ドイツを中心に太陽電池が増加したこともあり、売上高及び営業収益は前年同期比1.3%増加の81,334百万円となり、営業利益は192百万円の損失となった。

（注）前中間連結会計期間より、当社は連結損益計算書の表示形式をマルチステップ方式（営業利益など段階利益を表示する方式）からシングルステップ方式（総収益から売上原価及び費用を控除し、段階利益を表示しない方式）に変更している。これに伴い、前中間連結会計期間よりセグメント情報における営業利益（損失）は、日本の会計慣行に従い、売上高及びその他の営業収益から売上原価、販売費及び一般管理費を控除して算出している。米国で一般に公正妥当と認められた会計原則では、（中間）連結損益計算書において、特定の費用（例えば再構築及び減損費用、異常な製品保証費等）は営業利益（損失）に含まれる。

(2) キャッシュ・フロー

当中間連結会計期間における連結ベースの現金及び現金等価物（以下「資金」という。）は、前連結会計年度末に比べ42,671百万円増加し、期末残高は340,171百万円（前年同期比40.5%増加）となった。

（営業活動によるキャッシュ・フロー）

当中間連結会計期間における資金収入は22,559百万円（前中間連結会計期間は39,843百万円の資金支出）となった。これは、棚卸資産の増加額が52,319百万円（前中間連結会計期間は12,415百万円の棚卸資産の減少）となったものの、支払手形及び買掛金の増加額が42,444百万円（前中間連結会計期間は78,786百万円の支払手形及び買掛金の減少）となったことなどによる。

（投資活動によるキャッシュ・フロー）

当中間連結会計期間における資金支出は962百万円（前年同期比90.0%減少）となった。これは、有形固定資産の売却代金が26,784百万円（前中間連結会計期間は1,770百万円）となったことや、有形固定資産の購入による支払額が35,930百万円（前年同期比33.9%減少）となったことなどによる。

（財務活動によるキャッシュ・フロー）

当中間連結会計期間における資金収入は19,583百万円（前中間連結会計期間は23,251百万円の資金支出）となった。これは、金銭信託の払い出しによる収入が72,800百万円（前中間連結会計期間は-百万円）となったことや、長期負債の返済額が38,042百万円（前年同期比61.8%減少）となったことなどによる。

なお、「営業活動によるキャッシュ・フロー」と「投資活動によるキャッシュ・フロー」を合計したフリー・キャッシュ・フローは前中間連結会計期間の49,437百万円のマイナスから71,034百万円改善し、21,597百万円のプラスとなった。

2【生産、受注及び販売の状況】

(1) 生産実績

当中間連結会計期間における生産実績を事業の種類別セグメントごとに示すと、次のとおりである。

事業の種類別セグメントの名称	金額（百万円）	前年同期比（%）
コンシューマ部門	534,903	△6.0
コマーシャル部門	135,723	+14.6
コンポーネント部門	455,425	△1.0
その他部門	25,751	△37.8
合計	1,151,802	△3.1

（注）1．金額は販売価格によっており、セグメント間の取引が含まれている。

2．上記の金額には、消費税等は含まれていない。

(2) 受注状況

原則として需要見込生産を行っている。

(3) 販売実績

当中間連結会計期間における販売実績を事業の種類別セグメントごとに示すと、次のとおりである。

事業の種類別セグメントの名称	金額（百万円）	前年同期比（%）
コンシューマ部門	501,778	△11.4
コマーシャル部門	132,283	+10.2
コンポーネント部門	455,929	△2.3
その他部門	73,538	△17.3
消去	△22,067	-
合計	1,141,461	△6.0

（注）1．「その他部門」には、「その他の営業収益」が含まれている。

2．上記の金額には、セグメント間の取引が含まれている。

3．上記の金額には、消費税等は含まれていない。

3【対処すべき課題】

平成17年7月よりスタートした「SANYO EVOLUTION PROJECT」は、「スリム化」を前倒しで実施し、現在、第2段階である「再構築」に入っている。

また、当該プロジェクトに基づき策定した中期経営計画では、「環境・エナジー先進メーカー」となるために、当社グループ事業をコア事業と構造改革事業に明確に区分し、これまでにも、金融事業、有機EL事業などで着実に構造改革を進めてきた。

これまで取り組んできた構造改革では効果も表れてきているが、コア事業と位置づけた携帯電話とデジタルカメラの両事業は、事業環境の急激な変化に対応しきれず、事業の再構築が必要と判断し、早急に対応する。

具体的には、急激な事業環境の変化でも収益を確保できる体質にするため、全般的な生産体制の見直しなど、徹底した固定費削減に取り組む。さらに、デジタルカメラ事業では、自社ブランド商品をハイビジョン対応シリコンムービー等の高付加価値商品に転換していく。

一方、当社グループの復活と信用回復のためには持続的な成長と安定した業績の確保が不可欠である。そこで、コア事業である「パワーソリューション事業」と「冷熱・コマーシャル事業」には、以下の方針で事業の拡大・強化を目指す。加えて、国内の製造力強化のための施策も実行する。

(1) パワーソリューション事業

二次電池においては、圧倒的な地位の確立を目指し、投資を実施していくとともに、「eneloop」の海外展開を加速していく。また、ハイブリッド自動車(HEV)用二次電池やナビゲーションシステムを核に、自動車メーカーとの関係強化を進めていく。

(2) 冷熱・コマーシャル事業

海外事業、特に成長著しい中国での事業強化のため、現地に冷熱機器のコア部品である熱交換器の工場を新設。また、コンプレッサ開発センターも現地に開設し、顧客の要望に迅速に対応していく。

さらに、太陽電池事業では「HIT太陽電池 次世代プログラム」をスタートさせており、積極的な設備投資と商品のさらなる差別化により、平成22年度までに売上高を現在の３倍以上に高める。

(3) ファシリティ(国内製造拠点)の変身

生産の海外移管や商品の生産中止・見直しにより、生産技術の分散や製造力の低下が顕在化してきた国内製造拠点については、「Think GAIA」商品を生み出すエンジンとしての製造力を再強化し、さらなるコスト削減にも取り組めるよう、各工場の特長を明確にしたうえで、その特長に応じた再編を行う。

4 【経営上の重要な契約等】

当中間連結会計期間において、経営上の重要な契約の締結及び変更はない。

5 【研究開発活動】

当社グループ（当社及び連結子会社）は、地球といのちに喜ばれる企業を目指すThink GAIAビジョンのもとに、研究開発本部と各カンパニーが一体となり、「環境」、「エネルギー」、「ライフスタイル」の３つのプログラムに対し、新しい視点と独自に培ってきたテクノロジーを駆使した商品開発とグローバル・ソリューションの提案を行っている。

当中間連結会計期間のグループ全体の研究開発費は62,710百万円である。

なお、当中間連結会計期間における研究開発活動の成果は以下のとおりである。

(1) コンシューマ部門

主に、当社のホームエレクトロニクスグループとパーソナルエレクトロニクスグループが中心となって、次世代の映像機器、情報通信機器と次世代の家電機器に係わる基盤技術の研究開発を行っている。当中間連結会計期間の主な成果としては、オゾン層破壊係数ゼロのCO_2冷媒を使用した定格ＣＯＰ値4.9の高効率コンプレッサ実現により省エネ・低ランニングコストを可能とするヒートポンプ給湯機「エコキュート」、地上デジタルＴＶチューナー（12セグ＋ワンセグ）を内蔵したナビゲーションシステム（日産自動車株式会社と共同開発）、独自の光学系技術を駆使した超・短焦点レンズを搭載し80インチの大画面を103センチの短投影距離で実現できる「超・短焦点」液晶プロジェクター、ＳＤＨＣメモリーカードに対応し長時間録画が可能で軽量コンパクトなハイビジョン対応デジタルムービーカメラの開発などをあげることができる。

当部門に係わる研究開発費は32,371百万円である。

(2) コマーシャル部門

主に、当社のコマーシャルグループが中心となって、次世代の産業用機器、システムに係わる基盤技術の研究開発を行っている。当中間連結会計期間の主な成果としては、インバータコンプレッサとＤＣファンモータを使用することにより消費電力を大幅に削減した業務用冷蔵庫、空気中の浮遊ウイルス・雑菌・ニオイの抑制に薬剤を使用せず水道水の電気分解で電解水を生成する技術を応用した「ウイルスウォッシャー」機能を搭載する天井埋込型店舗・オフィス用エアコン室内機／空気清浄機／加湿器の開発などをあげることができる。

当部門に係わる研究開発費は8,108百万円である。

(3) コンポーネント部門

主に、当社のパワーグループと部品デバイスグループが中心となって、次世代の二次電池、半導体、電子部品に係わる基盤技術の研究開発を行っている。当中間連結会計期間の主な成果としては、モジュールの高出力化とセル・モジュール変換効率を向上させた195ＷのＨＩＴ太陽電池モジュールと、小型システムに最適なシステムアップが可能となる2.7kwパワーコンディショナ、デジタルカメラや携帯電話カメラのフラッシュ発光

回路用として、高速逆回復時間（35ナノ秒）を実現したフラッシュ発光用ファーストリカバリーダイオードの開発などをあげることができる。

当部門に係わる研究開発費は20,675百万円である。

上記以外にセグメントに関連付けられない基礎的研究開発費が1,556百万円ある。

第３【設備の状況】

１【主要な設備の状況】

当中間連結会計期間において、主要な設備に重要な異動はない。

２【設備の新設、除却等の計画】

当中間連結会計期間において、新たに確定した重要な設備の新設、除却等の予定はない。

第４【提出会社の状況】

１【株式等の状況】

(1)　【株式の総数等】

①【株式の総数】

種類	発行可能株式総数（株）
普通株式	7,060,300,000
Ａ種優先株式	182,600,000
Ｂ種優先株式	246,100,000
計	7,489,000,000

②【発行済株式】

種類	中間会計期間末現在発行数（株）（平成18年９月30日）	提出日現在発行数（株）（平成18年12月25日）	上場証券取引所名	内容
普通株式	1,872,338,099	1,872,338,099	東京証券取引所（市場第一部） 大阪証券取引所（市場第一部）	－
Ａ種優先株式	182,542,200	182,542,200	－	（注）４
Ｂ種優先株式	246,029,300	246,029,300	－	（注）４
計	2,300,909,599	2,300,909,599	－	－

（注）１．提出日現在の発行数には、平成18年12月１日以降の新株予約権の行使により発行された株式数及び優先株式の普通株式への転換による株式数は含まれていない。

２．平成18年６月28日付でパリ、平成18年10月20日付で名古屋、平成18年10月22日付で札幌及び福岡証券取引所の上場を廃止した。

３．平成18年11月１日付で米国ナスダックの上場を廃止した。

４．Ａ種優先株式及びＢ種優先株式の内容は次のとおりである。

Ａ種優先株式

(1) 株式の名称

三洋電機株式会社第1回A種優先株式

(2) 発行株式数

182,542,200株

(3) 発行価額

1株につき700円

(4) 発行価額の総額

127,779,540,000円

(5) 発行価額中資本に組入れない額

1株につき350円

(6) 資本組入額の総額

63,889,770,000円

(7) 申込期日

平成18年3月14日または取締役会決議により別途定める日

(8) 払込期日

平成18年3月14日または取締役会決議により別途定める日

(9) 配当起算日

平成18年3月14日

(10) 割当方法

第三者割当ての方法により、大和証券エスエムビーシープリンシパル・インベストメンツ株式会社（または大和証券エスエムビーシープリンシパル・インベストメンツ株式会社の100%子会社）に対して89,804,900株、オーシャンズ・ホールディングス有限会社（またはゴールドマン・サックス・グループの他の関連会社）に対して89,804,900株、株式会社三井住友銀行に対して2,932,400株をそれぞれ割当てる。

(11) 期末配当

当社は、定款第42条に定める剰余金の配当をするときは、第1回A種優先株式を有する株主(以下「第1回A種優先株主」という。)または第1回A種優先株式の登録株式質権者(以下「第1回A種優先登録株式質権者」という。)に対して、第1回A種優先株式1株当たり、普通株式1株当たりの配当金に、その時点における第1回A種優先株式転換比率(下記(15)①において定められる。)を乗じて得られる額(以下「第1回A種配当金」という。)を、普通株式を有する株主(以下「普通株主」という。)または普通株式の登録株式質権者(以下「普通登録株式質権者」という。)および第1回B種優先株式を有する株主(以下「第1回B種優先株主」という。)または第1回B種優先株式の登録株式質権者(以下「第1回B種優先登録株式質権者」という。)と同順位にてする。ただし、平成18年3月末日に終了する決算期に係る剰余金の配当については、払込期日から起算するものとする。

(12) 中間配当

当社は、定款第43条に定める剰余金の配当をするときは、第1回A種優先株主または第1回A種優先登録株式質権者に対して、第1回A種優先株式1株当たり、普通株式1株当たりの中間配当金に、その時点における第1回A種優先株式転換比率を乗じて得られる額の剰余金の配当を、普通株主または普通登録株式質権者および第1回B種優先株主または第1回B種優先登録株式質権者と同順位にてする。

(13) 残余財産の分配

①当社は、残余財産の分配をする場合には、第1回A種優先株主または第1回A種優先登録株式質権者に対して、普通株主または普通登録株式質権者に先立ち、第1回B種優先株主および第1回B種優先登録株式質権者と同順位にて、第1回A種優先株式1株当たり700円(以下「第1回A種優先残余財産分配額」という。)を分配する。

②当社は、前号に基づく残余財産の分配後、さらに残余する財産があるときは、第1回A種優先株主または第1回A種優先登録株式質権者に対して、第1回A種優先株式1株当たり、普通株式1株当たりの残余財産分配額に、その時点における第1回A種優先株式転換比率を乗じて得られる額の残余財産を、普通株主または普通登録株式質権者および第1回B種優先株主または第1回B種優先登録株式質権者と同順位にて分配する。

(14) 議決権

第1回A種優先株式は、株主総会において議決権を有する。

(15) 普通株式への転換請求権

①第1回A種優先株主は、当社に対し、平成19年3月14日以降、平成38年3月13日までの間(以下「第1回A種優先株式転換請求権行使期間」という。)、当該第1回A種優先株主が有する第1回A種優先株式を取得し、これと引換えに、第1回A種優先株式1株につき10株の割合(以下「第1回A種優先株式転換比率」という。ただし、第②号に従い変更された場合には、当該変更後の比率を「第1回A種優先株式転換比率」という。)で普通株式を交付すること（当社が取得請求権付株式を取得し、これと引換えに普通株式を交付することを、以下「転換」という。）を請求することができる。

②第1回A種優先株式転換比率は、合併、株式交換、株式移転、または会社分割その他当社の普通株式の発行済株式の総数が変更する事由が生じる場合で、第1回A種優先株主の権利・利益に鑑みての実質的公平の観点から当該転換比率の調整が必要とされる場合には、取締役会が適切と判断する転換比率に変更される。

なお、かかる変更後の第1回A種優先株式の転換比率による第1回A種優先株式の転換により交付すべき普通株式の数の算出に当たって1株に満たない端数があるときは、会社法第167条第３項の規定に従いこれを取り扱う。

(16) 強制転換

当社は、取締役会の決定により、第1回A種優先株式転換請求権行使期間中に転換の請求のなかった第1回A種優先株式について、平成38年3月14日を経過した場合には、取締役会が定める当該日を経過した後の日をもって当該転換の請求のなかった第1回A種優先株式の全てを取得し、これと引換えに、第1回A種優先株式1株につき、その時点における第1回A種優先株式転換比率で普通株式を交付することができる。

(17) 株式の併合および分割、募集株式等の割当て等

①当社は、株式の併合または分割をするときは、普通株式、第1回A種優先株式および第1回B種優先株式ごとに、同時に同一の割合でこれをする。当社は、株主に募集株式もしくは募集新株予約権（新株予約権付社債を含む。以下同じ。）の割当てを受ける権利を与えるときは、各々の場合に応じて、普通株主には普通株式または普通株式を目的とする新株予約権の割当てを受ける権利を、第1回A種優先株主には第1回A種優先株式または第1回A種優先株式を目的とする新株予約権の割当てを受ける権利を、第1回B種優先株主には第1回B種優先株式または第1回B種優先株式を目的とする新株予約権の割当てを受ける権利を、それぞれ同時に同一の割合で第1回A種優先株主の権利・利益に鑑みての実質的に公平な割当価額、行使価額その他の条件により与える。当社は、株式無償割当てまたは新株予約権無償割当てをするときは、各々の場合に応じて、普通株主には普通株式の株式無償割当てまたは普通株式を目的とする新株予約権の新株予約権無償割当てを、第1回A種優先株主には第1回A種優先株式の株式無償割当てまたは第1回A種優先株式を目的とする新株予約権の新株予約権無償割当てを、第1回B種優先株主には第1回B種優先株式の株式無償割当てまたは第1回B種優先株式を目的とする新株予約権の新株予約権無償割当てを、それぞれ同時に同一の割合でする。

②株式の分割がなされたときは、第1回A種優先残余財産分配額は、以下の算式により計算される残余財産分配額に調整される。

$$\text{調整後の第1回A種優先残余財産分配額} = \text{調整前の第1回A種優先残余財産分配額} \times \frac{\text{分割前の第1回A種優先株式数}}{\text{分割後の第1回A種優先株式数}}$$

③株式の併合がなされたときは、第1回A種優先残余財産分配額は、以下の算式により計算される残余財産分配額に調整される。

$$\text{調整後の第1回A種優先残余財産分配額} = \text{調整前の第1回A種優先残余財産分配額} \times \frac{\text{併合前の第1回A種優先株式数}}{\text{併合後の第1回A種優先株式数}}$$

④株主に募集株式の割当てを受ける権利を与えた株式の交付または株式無償割当てがなされたときは、第1回A種優先残余財産分配額は、以下の算式により計算される残余財産分配額に調整される。なお、以下の式で用いる上記(3)に定める第1回A種優先株式の1株当たりの発行価額または調整前の第1回A種優先株式の1株当たりの払込価額は、第1回A種優先株式の分割、併合またはこれに類する事由があった場合には、合理的な調整を行うものとする。

$$\text{調整後の第1回A種優先残余財産分配額} = \text{調整前の第1回A種優先残余財産分配額} \times \frac{\text{上記(3)に定める第1回A種優先株式の1株当たりの発行価額} \times \text{株式交付前の第1回A種優先株式数} \div \text{新たに交付された第1回A種優先株式の1株当たりの払込価額} \times \text{新たに交付された第1回A種優先株式数}}{\text{上記(3)に定める第1回A種優先株式の1株当たりの発行価額} \times \text{株式交付後の第1回A種優先株式数}}$$

ただし、二回目以降に関しては、上記の算式中の「上記(3)に定める第1回A種優先株式の1株当たりの発行価額」は、以下の算式により計算される「調整後の第1回 A種優先株式の1株当たりの払込価額」に読み替えられるものとする。

$$\text{調整後の第1回A種優先株式の1株当たりの払込価額} = \frac{\text{調整前の第1回A種優先株式の1株当たりの払込価額} \times \text{前回の株式交付前の第1回A種優先株式数} \div \text{前回の新たに交付された第1回A種優先株式の1株当たりの払込価額} \times \text{前回の新たに交付された第1回A種優先株式数}}{\text{前回の株式交付後の第1回A種優先株式数}}$$

⑤株主に募集新株予約権の割当てを受ける権利を与えた新株予約権の交付または新株予約権無償割当てがなされたときは、第1回A種優先残余財産分配額は、上記④に定めるところに準じて適切に調整される。

⑥上記②乃至⑤の調整額の算定については、円位未満小数第3位まで算出し、その小数第3位を四捨五入する。

B種優先株式

(1) 株式の名称

三洋電機株式会社第1回B種優先株式

(2) 発行株式数

246,029,300株

(3) 発行価額

1株につき700円

(4) 発行価額の総額

172,220,510,000円

(5) 発行価額中資本に組入れない額

1株につき350円

(6) 資本組入額の総額

86,110,255,000円

(7) 申込期日

平成18年3月14日または取締役会決議により別途定める日

(8) 払込期日

平成18年3月14日または取締役会決議により別途定める日

(9) 配当起算日

平成18年3月14日

(10) 割当方法

第三者割当ての方法により、大和証券エスエムビーシープリンシパル・インベストメンツ株式会社（または大和証券エスエムビーシープリンシパル・インベストメンツ株式会社の100%子会社）に対して88,766,600株、オーシャンズ・ホールディングス有限会社（またはゴールドマン・サックス・グループの他の関連会社）に対して88,766,600株、株式会社三井住友銀行に対して68,496,100株をそれぞれ割当てる。

(11) 期末配当

当社は、定款第42条に定める剰余金の配当をするときは、第1回B種優先株式を有する株主(以下「第1回B種優先株主」という。)または第1回B種優先株式の登録株式質権者(以下「第1回B種優先登録株式質権者」という。)に対して、第1回B種優先株式1株当たり、普通株式1株当たりの配当金に、その時点における第1回B種優先株式転換比率(下記(15)①において定められる。)を乗じて得られる額(以下「第1回B種配当金」という。)を、普通株式を有する株主(以下「普通株主」という。)または普通株式の登録株式質権者(以下「普通登録株式質権者」という。)および第1回A種優先株式を有する株主(以下「第1回A種優先株主」という。)または第1回A種優先株式の登録株式質権者(以下「第1回A種優先登録株式質権者」という。)と同順位にてする。ただし、平成18年3月末日に終了する決算期に係る剰余金の配当については、払込期日から起算するものとする。

(12) 中間配当

当社は、定款第43条に定める剰余金の配当をするときは、第1回B種優先株主または第1回B種優先登録株式質権者に対して、第1回B種優先株式1株当たり、普通株式1株当たりの中間配当金に、その時点における第1回B種優先株式転換比率を乗じて得られる額の剰余金の配当を、普通株主または普通登録株式質権者および第1回A種優先株主または第1回A種優先登録株式質権者と同順位にてする。

(13) 残余財産の分配

①当社は、残余財産の分配をする場合には、第1回B種優先株主または第1回B種優先登録株式質権者に対して、普通株主または普通登録株式質権者に先立ち、第1回A種優先株主および第1回A種優先登録株式質権者と同順位にて、第1回B種優先株式1株当たり700円(以下「第1回B種優先残余財産分配額」という。)を分配する。

②当社は、前号に基づく残余財産の分配後、さらに残余する財産があるときは、第1回B種優先株主または第1回B種優先登録株式質権者に対して、第1回B種優先株式1株当たり、普通株式1株当たりの残余財産分配額に、その時点における第1回B種優先株式転換比率を乗じて得られる額の残余財産を、普通株主または普通登録株式質権者および第1回A種優先株主または第1回A種優先登録株式質権者と同順位にて分配する。

(14) 議決権

第1回B種優先株主は、法令に別段の定めがある場合を除き、株主総会において議決権を有しない。

(15) 普通株式への転換請求権

①第1回B種優先株主は、当社に対し、上記(8)に定める払込期日の翌日以降、平成38年3月13日までの間(以下「第1回B種優先株式転換請求権行使期間」という。)、当該第1回B種優先株主が有する第1回B種優先株式を取得し、これと引換えに、第1回B種優先株式1株につき10株の割合(以下「第1回B種優先株式転換比率」という。ただし、第②号に従い変更された場合には、当該変更後の比率を「第1回B種優先株式転換比率」という。)で普通株式を交付すること（当社が取得請求権付株式を取得し、これと引換えに普通株式を交付することを、以下「転換」という。）を請求することができる。

②第1回B種優先株式転換比率は、合併、株式交換、株式移転、または会社分割その他当社の普通株式の発行済株式の総数が変更する事由が生じる場合で、第1回B種優先株主の権利・利益に鑑みての実質的公平の観点から当該転換比率の調整が必要とされる場合には、取締役会が適切と判断する転換比率に変更される。
なお、かかる変更後の第1回B種優先株式の転換比率による第1回B種優先株式の転換により交付すべき普通株式の数の算出に当たって1株に満たない端数があるときは、会社法第167条第3項の規定に従いこれを取り扱う。

(16) 強制転換

当社は、取締役会の決定により、第1回B種優先株式転換請求権行使期間中に転換の請求のなかった第1回B種優先株式について、平成38年3月14日を経過した場合には、取締役会が定める当該日を経過した後の日をもって当該転換の請求のなかった第1回B種優先株式の全てを取得し、これと引換えに、第1回B種優先株式1株につき、その時点における第1回B種優先株式転換比率で普通株式を交付することができる。

(17) 株式の併合および分割、募集株式等の割当て等

①当社は、株式の併合または分割をするときは、普通株式、第1回A種優先株式および第1回B種優先株式ごとに、同時に同一の割合でこれをする。当社は、株主に募集株式もしくは募集新株予約権（新株予約権付社債を含む。以下同じ。）の割当てを受ける権利を与えるときは、各々の場合に応じて、普通株主には普通株式または普通株式を目的とする新株予約権の割当てを受ける権利を、第1回A種優先株主には第1回A種優先株式または第1回A種優先株式を目的とする新株予約権の割当てを受ける権利を、第1回B種優先株主には第1回B種優先株式または第1回B種優先株式を目的とする新株予約権の割当てを受ける権利を、それぞれ同時に同一の割合で第1回B種優先株主の権利・利益に鑑みての実質的に公平な割当価額、行使価額その他の条件により与える。当社は、株式無償割当てまたは新株予約権無償割当てをするときは、各々の場合に応じて、普通株主には普通株式の株式無償割当てまたは普通株式を目的とする新株予約権の新株予約権無償割当てを、第1回A種優先株主には第1回A種優先株式の株式無償割当てまたは第1回A種優先株式を目的とする新株予約権の新株予約権無償割当てを、第1回B種優先株主には第1回B種優先株式の株式無償割当てまたは第1回B種優先株式を目的とする新株予約権の新株予約権無償割当てを、それぞれ同時に同一の割合でする。

②株式の分割もしくは併合、株主に募集株式の割当てを受ける権利を与えた株式の交付もしくは株式無償割当て、または、株主に募集新株予約権の割当てを受ける権利を与えた募集新株予約権の交付もしくは新株予約権無償割当てがなされたときの、第1回B種優先残余財産分配額の調整については、第1回A種優先株式発行要項第(17)項②乃至⑥の規定を、それぞれ「第1回A種優先株式」を「第1回B種優先株式」、「第1回A種優先残余財産分配額」を「第1回B種優先残余財産分配額」と読み替えて適用する。

(2) 【新株予約権等の状況】

① 平成15年６月27日株主総会決議による新株予約権

	中間会計期間末現在 （平成18年９月30日）	提出日の前月末現在 （平成18年11月30日）
新株予約権の数（個）	2,409	2,409
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）	2,409,000	2,409,000
新株予約権の行使時の払込金額（円）	481	481
新株予約権の行使期間	自　平成17年７月１日 至　平成19年６月30日	自　平成17年７月１日 至　平成19年６月30日
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	発行価格　481 資本組入額　241	発行価格　481 資本組入額　241
新株予約権の行使の条件	（注）１	同左
新株予約権の譲渡に関する事項	（注）２	同左
代用払込みに関する事項	－	－

（注）１．新株予約権の分割行使は認めない（新株予約権１個（１個につき1,000株）を最低行使単位とする）。対象者の地位喪失時の取扱いその他権利行使の条件については、株主総会決議を踏まえた取締役会決議に基づき当社と当該対象者との間で締結した契約に定める。

２．新株予約権を譲渡するには取締役会の承認を要する。

② 平成16年６月29日株主総会決議による新株予約権

	中間会計期間末現在 （平成18年９月30日）	提出日の前月末現在 （平成18年11月30日）
新株予約権の数（個）	3,094	3,094
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）	3,094,000	3,094,000
新株予約権の行使時の払込金額（円）	455	455
新株予約権の行使期間	自　平成18年７月１日 至　平成20年６月30日	自　平成18年７月１日 至　平成20年６月30日
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	発行価格　455 資本組入額　228	発行価格　455 資本組入額　228
新株予約権の行使の条件	（注）１	同左
新株予約権の譲渡に関する事項	（注）２	同左
代用払込みに関する事項	－	－

（注）１．新株予約権の分割行使は認めない（新株予約権１個（１個につき1,000株）を最低行使単位とする）。対象者の地位喪失時の取扱いその他権利行使の条件については、株主総会決議を踏まえた取締役会決議に基づき当社と当該対象者との間で締結した契約に定める。

２．新株予約権を譲渡するには取締役会の承認を要する。

(3) 【発行済株式総数、資本金等の状況】

年月日	発行済株式総数増減数（千株）	発行済株式総数残高（千株）	資本金増減額（百万円）	資本金残高（百万円）	資本準備金増減額（百万円）	資本準備金残高（百万円）
平成18年４月１日～ 平成18年９月30日	－	普通株式 1,872,338 Ａ種優先株式 182,542 Ｂ種優先株式 246,029	－	322,242	－	384,771

(4) 【大株主の状況】

①普通株式

（平成18年９月30日現在）

氏名又は名称	住所	所有株式数（千株）	発行済株式総数に対する所有株式数の割合（％）
日本マスタートラスト信託銀行株式会社（信託口）	東京都港区浜松町２丁目11番３号	107,669	5.75
三洋電機従業員持株会	大阪府守口市京阪本通２丁目５番５号	50,789	2.71
日本生命保険相互会社	大阪市中央区今橋３丁目５番12号	49,441	2.64
株式会社三井住友銀行	東京都千代田区有楽町１丁目１番２号	43,278	2.31
住友生命保険相互会社	大阪市中央区城見１丁目４番35号	36,707	1.96
株式会社りそな銀行	大阪市中央区備後町２丁目２番１号	33,548	1.79
日本トラスティ・サービス信託銀行株式会社（信託口）	東京都中央区晴海１丁目８番11号	31,370	1.68
三井住友海上火災保険株式会社	東京都中央区新川２丁目27番２号	23,435	1.25
第一生命保険相互会社	東京都千代田区有楽町１丁目13番１号	22,546	1.20
塩屋土地株式会社	神戸市垂水区青山台１丁目28番14号	22,467	1.20
計	－	421,254	22.50

② Ａ種優先株式

（平成18年９月30日現在）

氏名又は名称	住所	所有株式数（百株）	発行済株式総数に対する所有株式数の割合（％）
エボリューション・インベストメンツ有限会社	東京都千代田区丸の内１丁目８番１号	898,049	49.20
オーシャンズ・ホールディングス有限会社	東京都渋谷区渋谷２丁目15番１号 渋谷クロスタワー	898,049	49.20
株式会社三井住友銀行	東京都千代田区有楽町１丁目１番２号	29,324	1.60
計	－	1,825,422	100.00

③ Ｂ種優先株式

（平成18年９月30日現在）

氏名又は名称	住所	所有株式数（百株）	発行済株式総数に対する所有株式数の割合（％）
エボリューション・インベストメンツ有限会社	東京都千代田区丸の内１丁目８番１号	887,666	36.08
オーシャンズ・ホールディングス有限会社	東京都渋谷区渋谷２丁目15番１号 渋谷クロスタワー	887,666	36.08
株式会社三井住友銀行	東京都千代田区有楽町１丁目１番２号	684,961	27.84
計	－	2,460,293	100.00

(5)【議決権の状況】

①【発行済株式】

（平成18年９月30日現在）

区分	株式数（株）	議決権の数（個）	内容
無議決権株式	Ｂ種優先株式 246,029,300	－	（注）２
議決権制限株式（自己株式等）	－	－	－
議決権制限株式（その他）	－	－	－
完全議決権株式（自己株式等）	普通株式 19,505,000	－	－
完全議決権株式（その他）	普通株式　（注）１ 1,840,833,000 Ａ種優先株式 182,542,200	普通株式 1,840,475 Ａ種優先株式 1,825,422	（注）２
単元未満株式	普通株式 12,000,099	－	一単元（1,000株） 未満の株式
発行済株式総数	2,300,909,599	－	－
総株主の議決権	－	3,665,897	－

（注）１．証券保管振替機構名義の株式354,000株及び株主名簿上は当社名義となっているが実質的に所有していない株式4,000株が含まれているが、当該株式には議決権はない。

２．優先株式の内容については、（１）「株式の総数等」②「発行済株式」に記載している。

②【自己株式等】

（平成18年９月30日現在）

所有者の氏名又は名称	所有者の住所	自己名義所有株式数（株）	他人名義所有株式数（株）	所有株式数の合計（株）	発行済株式総数に対する所有株式数の割合（％）
三洋電機㈱	大阪府守口市	17,995,000	－	17,995,000	0.96
サン電子工業㈱	大阪府四條畷市	419,000	－	419,000	0.02
富田電機㈱	群馬県邑楽郡	408,000	－	408,000	0.02
滋賀電機㈱	滋賀県草津市	210,000	－	210,000	0.01
㈱太田治工	群馬県邑楽郡	150,000	－	150,000	0.01
エスティシー㈱	群馬県伊勢崎市	100,000	－	100,000	0.01
湖南電機㈱	滋賀県草津市	97,000	－	97,000	0.01
赤石工業㈱	栃木県足利市	63,000	－	63,000	0.00
旭鍍金工業㈱	大阪市旭区	29,000	－	29,000	0.00
大阪中央三洋特機販売㈱	大阪市北区	24,000	－	24,000	0.00
三重三洋特機販売㈱	三重県松阪市	5,000	－	5,000	0.00
南大阪三洋販売㈱	堺市堺区	3,000	－	3,000	0.00
㈱サンエイ	東京都板橋区	2,000	－	2,000	0.00
計	－	19,505,000	－	19,505,000	1.04

（注）１．　このほか、株主名簿上は当社名義となっているが実質的に所有していない株式が4,000株ある。
なお、当該株式数は「発行済株式」の「完全議決権株式（その他）」の中に含まれている。

２．　発行済株式総数に対する所有株式の割合は普通株式によるものである。

2【株価の推移】

【当該中間会計期間における月別最高・最低株価】

月別	平成18年４月	５月	６月	７月	８月	９月
最高（円）	324	303	272	253	249	256
最低（円）	300	257	236	209	213	228

（注）　株価は、東京証券取引所市場第一部による。

3【役員の状況】

前事業年度の有価証券報告書提出日後、当半期報告書提出日までの役員の異動は、次のとおりである。

(1) 役職の異動

新役名	新職名	旧役名	旧職名	氏名	異動年月日
代表取締役取締役副社長	副社長執行役員 本社管理部門統括 守口地区代表役員	代表取締役取締役副社長	副社長執行役員 本社管理部門統括	前田　孝一	平成18年10月1日
代表取締役取締役副社長	副社長執行役員 グローバル営業グループ長 国内営業統括本部長	代表取締役取締役副社長	副社長執行役員	駿田　和彦	平成18年10月1日
代表取締役取締役副社長	副社長執行役員 経営企画・監査部門統括	代表取締役取締役副社長	副社長執行役員	楢葉　徹雄	平成18年7月1日
取締役	専務執行役員 パワーグループ長 GLOBAL EVOLUTION PJ推進グループ長 グローバルマネージメント本部長 米州エリア責任者 淡路・徳島・貝塚地区代表役員	取締役	専務執行役員 パワーグループ長 EVOLUTION PJ 推進グループ長	本間　充	平成18年10月1日
取締役	専務執行役員 サービスチェーングループ長 サービス統括本部長 GLOBAL EVOLUTION PJ 推進グループ Corporate DNA Evolution Plan 推進本部長 プロキュアメント本部長 品質機能担当責任者 中国エリア責任者 滋賀・岐阜地区代表役員	取締役	執行役員 コマーシャルグループコマーシャルカンパニー副社長 EVOLUTION PJ 推進グループ Corporate DNA Evolution Plan 推進本部長	有馬　秀俊	平成18年10月1日

第５【経理の状況】

１．中間連結財務諸表及び中間財務諸表の作成方法について

(1) 当社の前中間連結会計期間（平成17年４月１日から平成17年９月30日まで）の中間連結財務諸表は、改正前の「中間連結財務諸表の用語、様式及び作成方法に関する規則」（平成11年大蔵省令第24号。以下「中間連結財務諸表規則」という。）第81条の規定により、当中間連結会計期間（平成18年４月１日から平成18年９月30日まで）の中間連結財務諸表は、改正後の中間連結財務諸表規則第87条の規定により、米国において一般に認められた会計基準による用語、様式及び作成方法に準拠して作成している。

なお、セグメント情報については、「中間連結財務諸表規則」に基づいて作成している。

(2) 当社の中間財務諸表は、「中間財務諸表等の用語、様式及び作成方法に関する規則」（昭和52年　大蔵省令第38号、以下「中間財務諸表等規則」という。）に基づいて作成している。

なお、前中間会計期間（自　平成17年４月１日　至　平成17年９月30日）は、改正前の中間財務諸表等規則に基づき、当中間会計期間（自　平成18年４月１日　至　平成18年９月30日）は、改正後の中間財務諸表等規則に基づいて作成している。

２．監査証明について

当社は、証券取引法第193条の２の規定に基づき、前中間連結会計期間（自　平成17年４月１日　至　平成17年９月30日）の中間連結財務諸表及び前中間会計期間（自　平成17年４月１日　至　平成17年９月30日）の中間財務諸表については、中央青山監査法人の中間監査を受け、また、当中間連結会計期間（自　平成18年４月１日　至　平成18年９月30日）の中間連結財務諸表及び当中間会計期間（自　平成18年４月１日　至　平成18年９月30日）の中間財務諸表については、あずさ監査法人の中間監査を受けている。

なお、当社の監査人は次のとおり交代している。

前中間連結会計期間及び前中間会計期間　　中央青山監査法人（現、みすず監査法人）

当中間連結会計期間及び当中間会計期間　　あずさ監査法人

1 【中間連結財務諸表等】

(1) 【中間連結財務諸表】

① 【中間連結貸借対照表】

		前中間連結会計期間末 (平成17年9月30日)		当中間連結会計期間末 (平成18年9月30日)		前連結会計年度 (平成18年3月31日)	
区分	注記番号	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)
[資産の部]							
Ⅰ 流動資産							
1. 現金及び預金		138,480		148,199		196,784	
2. 定期預金		103,657		191,972		100,716	
小計		242,137		340,171		297,500	
3. 金銭信託	(注5)	－		192,000		264,800	
4. 有価証券	(注7)	5,116		498		1,109	
5. 受取手形及び売掛金		425,860		455,343		461,613	
6. 金融債権		245,644		－		－	
7. 持分法適用会社に対する受取手形及び売掛金		31,783		22,695		19,182	
8. 貸倒引当金		△30,909		△5,847		△10,509	
9. 棚卸資産	(注6)	386,112		375,049		317,894	
10. 繰延税金		10,262		10,734		8,287	
11. その他		84,973		63,619		60,441	
流動資産合計		1,400,978	56.1	1,454,262	68.0	1,420,317	65.9
Ⅱ 投資及び貸付金							
1. 持分法適用会社に対する投資及び貸付金		56,440		52,111		48,000	
2. 投資有価証券及びその他の投資	(注7)	178,895		88,193		112,988	
投資及び貸付金合計		235,335	9.4	140,304	6.6	160,988	7.5
Ⅲ 長期金融債権		133,916	5.4	－	－	－	－
Ⅳ 有形固定資産	(注8, 11)						
1. 建物		486,798		418,133		409,581	
2. 機械及びその他		947,973		909,886		919,154	
小計		1,434,771		1,328,019		1,328,735	
3. 減価償却累計額		△964,773		△957,324		△941,303	
差引計		469,998		370,695		387,432	
4. 土地		149,623		94,865		101,664	
5. 建設仮勘定		9,374		13,668		11,590	
有形固定資産合計		628,995	25.2	479,228	22.4	500,686	23.2
Ⅴ 長期繰延税金		22,025	0.9	10,802	0.5	10,935	0.5
Ⅵ その他の資産	(注10)	75,829	3.0	53,083	2.5	61,911	2.9
資産合計		2,497,078	100.0	2,137,679	100.0	2,154,837	100.0

区分	注記番号	前中間連結会計期間末（平成17年9月30日）金額（百万円）	構成比（%）	当中間連結会計期間末（平成18年9月30日）金額（百万円）	構成比（%）	前連結会計年度（平成18年3月31日）金額（百万円）	構成比（%）
［負債の部］							
Ⅰ　流動負債							
1. 短期借入金	（注11）	444,410		249,380		264,441	
2. 一年以内に期限の到来する社債及び長期借入金	（注11）	117,580		143,602		74,297	
3. 支払手形及び買掛金		435,916		448,135		402,638	
4. 未払金及び未払費用		195,834		203,702		195,093	
5. 持分法適用会社に対する支払手形及び買掛金		18,224		11,611		20,392	
6. 設備関係支払手形及び未払金		14,911		18,771		13,334	
7. 未払税金		8,737		9,391		11,638	
8. その他		95,556		55,918		64,410	
流動負債合計		1,331,168	53.3	1,140,510	53.4	1,046,243	48.6
Ⅱ　固定負債							
1. 社債及び長期借入金	（注11，12）	737,872		399,867		500,434	
2. 未払退職・年金費用		212,277		188,465		186,969	
3. 長期繰延税金		—		6,891		—	
固定負債合計		950,149	38.1	595,223	27.8	687,403	31.9
負債合計		2,281,317	91.4	1,735,733	81.2	1,733,646	80.5
［少数株主持分］							
少数株主持分		50,059	2.0	15,804	0.7	18,299	0.8
［契約債務及び偶発債務］							
契約債務及び偶発債務	（注13）						

		前中間連結会計期間末 (平成17年９月30日)		当中間連結会計期間末 (平成18年９月30日)		前連結会計年度 (平成18年３月31日)	
区分	注記 番号	金額（百万円）	構成比 (%)	金額（百万円）	構成比 (%)	金額（百万円）	構成比 (%)
[資本の部]							
Ⅰ　資本金							
1．普通株式		172,242	6.9	172,242	8.0	172,242	8.0
授権株式数 平成17年９月30日 4,921,196,000株 平成18年９月30日 7,060,300,000株 平成18年３月31日 7,060,300,000株							
発行済株式数 平成17年９月30日 1,872,338,099株 平成18年９月30日 1,872,338,099株 平成18年３月31日 1,872,338,099株							
2．優先株式	(注15)	－	－	121,119	5.7	89,086	4.1
授権株式数 平成17年９月30日 Ａ種株式　－株 Ｂ種株式　－株 平成18年９月30日 Ａ種株式　182,600,000株 Ｂ種株式　246,100,000株 平成18年３月31日 Ａ種株式　182,600,000株 Ｂ種株式　246,100,000株							
発行済株式数 平成17年９月30日 Ａ種株式　－株 Ｂ種株式　－株 平成18年９月30日 Ａ種株式　182,542,200株 Ｂ種株式　246,029,300株 平成18年３月31日 Ａ種株式　182,542,200株 Ｂ種株式　246,029,300株							
小計		172,242	6.9	293,361	13.7	261,328	12.1
Ⅱ　資本剰余金		336,030	13.4	753,466	35.2	721,828	33.5
Ⅲ　利益剰余金		△226,867	△9.1	△534,199	△25.0	△466,951	△21.7
Ⅳ　その他の包括利益累計額		△108,316	△4.3	△119,032	△5.5	△105,885	△4.9
		173,089	6.9	393,596	18.4	410,320	19.0
Ⅴ　自己株式 平成17年９月30日 17,723,124株 平成18年９月30日 17,995,814株 平成18年３月31日 17,874,175株		△7,387	△0.3	△7,454	△0.3	△7,428	△0.3
資本合計		165,702	6.6	386,142	18.1	402,892	18.7
負債、少数株主持分及び資本合計		2,497,078	100.0	2,137,679	100.0	2,154,837	100.0

② 【中間連結損益計算書】

区分	注記番号	前中間連結会計期間 (自 平成17年4月1日 至 平成17年9月30日)		当中間連結会計期間 (自 平成18年4月1日 至 平成18年9月30日)		前連結会計年度 (自 平成17年4月1日 至 平成18年3月31日)	
		金額（百万円）	百分比（%）	金額（百万円）	百分比（%）	金額（百万円）	百分比（%）
Ⅰ 収益							
1. 売上高		1,179,391	100.0	1,095,539	100.0	2,397,026	100.0
2. その他の営業収益		35,451	3.0	45,922	4.2	87,279	3.6
3. 受取利息及び配当金		3,686	0.3	3,637	0.3	7,170	0.3
4. その他	(注17)	23,030	2.0	22,286	2.0	59,670	2.5
収益合計		1,241,558	105.3	1,167,384	106.5	2,551,145	106.4
Ⅱ 売上原価及び費用							
1. 売上原価		1,051,149	89.1	941,851	86.0	2,102,734	87.7
2. 販売費及び一般管理費		192,062	16.3	183,769	16.8	398,725	16.6
3. 支払利息		8,544	0.7	10,038	0.9	18,412	0.8
4. その他	(注17)	104,588	8.9	24,695	2.2	196,970	8.2
売上原価及び費用合計		1,356,343	115.0	1,160,353	105.9	2,716,841	113.3
Ⅲ 継続事業税金等調整前利益（△損失）		△114,785	△9.7	7,031	0.6	△165,696	△6.9
Ⅳ 法人税等							
1. 当期税額		6,763	0.6	10,162	0.9	20,861	0.9
2. 繰延税額		18,257	1.5	101	0.0	17,448	0.7
法人税等合計		25,020	2.1	10,263	0.9	38,309	1.6
Ⅴ 継続事業少数株主持分損益控除前損失		△139,805	△11.9	△3,232	△0.3	△204,005	△8.5
Ⅵ 少数株主持分損益（控除）		△3,445	△0.3	386	0.0	△3,675	△0.1
Ⅶ 継続事業中間（当期）純損失		△136,360	△11.6	△3,618	△0.3	△200,330	△8.4
Ⅷ 非継続事業	(注4)						
非継続事業税金等調整前損失		△3,982	△0.3	－	－	△1,882	△0.1
法人税等		2,183	0.2	－	－	3,449	0.1
非継続事業中間（当期）純損失		△6,165	△0.5	－	－	△5,331	△0.2
Ⅸ 中間（当期）純損失		△142,525	△12.1	△3,618	△0.3	△205,661	△8.6
基本的1株当たり中間（当期）純損失	(注16)						
継続事業中間（当期）純損失		△73.52円		△34.90円		△192.38円	
非継続事業中間（当期）純損失		△3.33円		－円		△2.58円	
中間（当期）純損失		△76.85円		△34.90円		△194.96円	
希薄化後1株当たり中間（当期）純損失	(注16)						
継続事業中間（当期）純損失		△73.52円		△34.90円		△192.38円	
非継続事業中間（当期）純損失		△3.33円		－円		△2.58円	
中間（当期）純損失		△76.85円		△34.90円		△194.96円	

③【中間連結株主持分計算書】

区分	資本金 普通株式 株式数（千株）	資本金 普通株式 金額（百万円）	資本金 優先株式(注15) 株式数（千株）	資本金 優先株式(注15) 金額（百万円）	資本剰余金（百万円）	利益剰余金（百万円）	その他の包括利益累計額 未実現有価証券評価損益（百万円）	その他の包括利益累計額 為替換算調整額（百万円）	その他の包括利益累計額 最小年金負債調整額（百万円）	その他の包括利益累計額 未実現デリバティブ評価損益（百万円）	その他の包括利益累計額 計（百万円）	自己株式（百万円）	包括利益(△損失)計（百万円）
平成17年3月31日現在	1,872,338	172,242	−	−	336,035	△84,342	18,662	△58,211	△87,673	△1,088	△128,310	△7,357	
1．包括利益(△損失)：													
中間純損失						△142,525							△142,525
その他の包括利益(△損失)													
未実現有価証券評価損益(793百万円税引後)(注7)							22,742				22,742		22,742
当期実現利益の組替(648百万円税引後)(注7)							△12,057				△12,057		△12,057
為替換算調整額								9,060			9,060		9,060
未実現デリバティブ評価損益(262百万円税引後)(注14)										△202	△202		△202
当期実現損失の組替(586百万円税引後)(注14)										451	451		451
計													△122,531
2．自己株式の購入(151千株)												△45	
3．自己株式の売却(36千株)												15	
4．自己株式処分差損					△5								
平成17年9月30日現在	1,872,338	172,242	−	−	336,030	△226,867	29,347	△49,151	△87,673	△839	△108,316	△7,387	
平成18年3月31日現在	1,872,338	172,242	428,572	89,086	721,828	△466,951	21,184	△42,111	△84,958	−	△105,885	△7,428	
1．包括利益(△損失)：													
中間純損失						△3,618							△3,618
その他の包括利益(△損失)													
未実現有価証券評価損益(1,332百万円税引後)(注7)							△9,989				△9,989		△9,989
当期実現利益の組替(804百万円税引後)(注7)							△1,180				△1,180		△1,180
為替換算調整額								△1,862			△1,862		△1,862
未実現デリバティブ評価損益(注14)										△116	△116		△116
計													△16,765
2．自己株式の購入(152千株)												△39	
3．自己株式の売却(30千株)												13	
4．自己株式処分差損						△5							
5．株式に基づく報酬					46								
6．有益転換権の償却				32,033	31,592	△63,625							
平成18年9月30日現在	1,872,338	172,242	428,572	121,119	753,466	△534,199	10,015	△43,973	△84,958	△116	△119,032	△7,454	

区分	資本金				資本剰余金(百万円)	利益剰余金(百万円)	その他の包括利益累計額					自己株式(百万円)	包括利益(△損失)計(百万円)
	普通株式		優先株式(注15)				未実現有価証券評価損益(百万円)	為替換算調整額(百万円)	最小年金負債調整額(百万円)	未実現デリバティブ評価損益(百万円)	計(百万円)		
	株式数(千株)	金額(百万円)	株式数(千株)	金額(百万円)									
平成17年3月31日現在	1,872,338	172,242	－	－	336,035	△84,342	18,662	△58,211	△87,673	△1,088	△128,310	△7,357	
1．包括利益(△損失)：													
当期純損失						△205,661							△205,661
その他の包括利益(△損失)													
未実現有価証券評価損益(1,019百万円税引後)(注7)							38,529				38,529		38,529
当期実現利益の組替(671百万円税引後)(注7)							△36,007				△36,007		△36,007
為替換算調整額								16,100			16,100		16,100
最小年金負債調整額(5,088百万円税引後)									2,715		2,715		2,715
未実現デリバティブ評価損益(1,014百万円税引後)(注14)										780	780		780
当期実現損失の組替(401百万円税引後)(注14)										308	308		308
計													△183,236
2．自己株式の購入(330千株)												△97	
3．自己株式の売却(63千株)												26	
4．自己株式処分差損					△6								
5．優先株式の発行			428,572	150,000	147,937								
6．有益転換権				△150,000	150,000								
7．有益転換権の償却				89,086	87,862	△176,948							
平成18年3月31日現在	1,872,338	172,242	428,572	89,086	721,828	△466,951	21,184	△42,111	△84,958	－	△105,885	△7,428	

④【中間連結キャッシュ・フロー計算書】

		前中間連結会計期間 (自　平成17年4月1日 至　平成17年9月30日)	当中間連結会計期間 (自　平成18年4月1日 至　平成18年9月30日)	前連結会計年度 (自　平成17年4月1日 至　平成18年3月31日)
区分	注記番号	金額（百万円）	金額（百万円）	金額（百万円）
Ⅰ　営業活動によるキャッシュ・フロー				
1．中間（当期）純損失		△142,525	△3,618	△205,661
2．営業活動によるキャッシュ・フローの調整項目				
(1) 減価償却費及びその他の償却費		66,748	48,825	129,712
(2) 有価証券及び投資有価証券売却益		△12,828	△3,803	△39,204
(3) 投資有価証券評価損		7,112	1,000	9,989
(4) 固定資産減損		57,438	3,914	107,702
(5) 固定資産処分損（△益）		6,359	△11,388	△4,527
(6) 繰延税金		18,592	101	18,903
(7) 持分法による投資損益		2,282	4,100	13,072
(8) 資産及び負債の変動額				
・受取手形及び売掛金の減少		51,352	542	21,281
・棚卸資産の減少（△増加）		12,415	△52,319	78,552
・その他流動資産の減少（△増加）		4,787	△3,777	18,578
・その他の資産の減少（△増加）		△5,425	2,586	10,573
・支払手形及び買掛金の増加（△減少）		△78,786	42,444	△105,520
・未払税金の増加（△減少）		△2,765	△2,276	879
・その他流動負債の減少		△4,464	△4,248	△24,710
(9) その他（純額）		△20,135	476	△30,283
営業活動によるキャッシュ・フロー計		△39,843	22,559	△664

区分	注記番号	前中間連結会計期間 (自　平成17年4月1日 至　平成17年9月30日) 金額（百万円）	当中間連結会計期間 (自　平成18年4月1日 至　平成18年9月30日) 金額（百万円）	前連結会計年度 (自　平成17年4月1日 至　平成18年3月31日) 金額（百万円）
Ⅱ　投資活動によるキャッシュ・フロー				
1．売却可能有価証券の購入		△7,419	△2,587	△3,634
2．満期保有目的有価証券の購入		△5,655	△800	△10,115
3．売却可能有価証券の売却		50,633	8,567	99,837
4．満期保有目的有価証券の償還		4,986	1,116	10,836
5．有形固定資産の売却代金		1,770	26,784	46,760
6．有形固定資産の購入による支払額		△54,381	△35,930	△84,564
7．子会社株式売却による収入（△支出）		2,317	1,124	△2,004
8．その他（純額）		△1,845	764	△21,115
投資活動によるキャッシュ・フロー計		△9,594	△962	36,001
Ⅲ　財務活動によるキャッシュ・フロー				
1．短期借入金の増加額（△減少額）		13,720	△17,223	△20,432
2．長期負債の増加による入金額		63,105	2,455	82,671
3．新株発行による調達額	(注15)	－	－	299,238
4．金銭信託の設定による支出	(注5)	－	－	△300,000
5．金銭信託の払い出しによる収入	(注5)	－	72,800	35,200
6．長期負債の返済額		△99,485	△38,042	△166,786
7．少数株主への配当金の支払額		△556	△376	△1,606
8．自己株式の買戻し額（純額）		△35	△31	△78
9．少数株主からの払込収入		－	－	1,813
財務活動によるキャッシュ・フロー計		△23,251	19,583	△69,980

		前中間連結会計期間 (自　平成17年４月１日 至　平成17年９月30日)	当中間連結会計期間 (自　平成18年４月１日 至　平成18年９月30日)	前連結会計年度 (自　平成17年４月１日 至　平成18年３月31日)
区分	注記 番号	金額（百万円）	金額（百万円）	金額（百万円）
Ⅳ　為替相場変動による現金及び現金等価物への影響額		3,548	1,491	8,182
Ⅴ　現金及び現金等価物の純増減額		△69,140	42,671	△26,461
Ⅵ　新規連結子会社の現金及び現金等価物		16,295	－	28,979
Ⅶ　現金及び現金等価物の期首残高		294,982	297,500	294,982
Ⅷ　現金及び現金等価物の中間（期末）残高		242,137	340,171	297,500

(中間連結財務諸表注記)

1. 会計処理の原則及び手続並びに中間連結財務諸表の表示方法

当社の中間連結財務諸表は、会計原則審議会意見書(APB Opinions)、財務会計基準審議会(FASB)の基準書等、米国で一般に認められた会計原則に基づいて作成している。ただし、セグメント情報はわが国の中間連結財務諸表規則に基づいて作成しており、米国財務会計基準審議会基準書第131号に基づくセグメント別財務報告は作成していない。

当社は、昭和44年にキュラソー預託証券(CDR)を発行するにあたり、昭和44年度に係る連結財務諸表を米国式で作成し株主等へ開示したが、それ以後継続して米国式連結財務諸表を作成し開示している。さらに昭和52年、米国店頭株式市場(NASDAQ)に米国預託証券(ADR)をアンスポンサードとして上場した際、米国証券取引委員会(SEC)に1934年証券取引所法に基づく米国証券取引委員会規則12g3-2(b)の適用申請を行い、承認されている。そのため、様式20-Fによる年次報告および様式6-Kによる重要情報の開示は免除されているが、それに替わって米国式連結財務諸表を含むアニュアルレポート、セミアニュアルレポートをSECに提出している。なお、当社は平成18年11月1日にADRのNASDAQ上場を廃止したが、上記のSECに承認された取扱は継続して適用されている。

当社が採用する会計処理の原則及び手続並びに中間連結財務諸表の表示方法のうち、わが国の連結財務諸表原則及び中間連結財務諸表規則に準拠して作成する場合との主要な相違内容は以下のとおりであり、金額的に重要なものについては継続事業税金等調整前中間(当期)純利益(非継続事業利益を含む)に対する影響額を開示している。

(1) 固定資産の圧縮記帳

固定資産の圧縮記帳額は、その固定資産の取得原価に振戻している。

(2) 未払退職・年金費用

米国財務会計基準審議会基準書第87号「事業主の年金会計」による保険数理により計算された未払退職・年金費用の給付債務を計上しており、前中間連結会計期間、当中間連結会計期間及び前連結会計年度における影響額は、それぞれ1,335百万円(利益)、1,137百万円(利益)及び4,641百万円(利益)である。

(3) デリバティブ

デリバティブの処理は、米国財務会計基準審議会基準書第133号「デリバティブ商品とヘッジ活動の会計」(同基準書第138号及び149号によって一部改訂)に準拠している。

(4) 包括利益

米国財務会計基準審議会基準書第130号「包括利益の報告」に準拠し、包括利益を中間連結株主持分計算書に開示している。包括利益とは資本取引を除く資本勘定の増減と定義され、中間(当期)純利益とその他の包括利益から構成されている。その他の包括利益には未実現有価証券評価損益、未実現デリバティブ評価損益、最小年金負債調整額、及び為替換算調整勘定の増減が含まれている。

(5) 収益認識

収益の認識については、SEC職員会計広報第104号「財務諸表上の収益の認識」に準拠している。

(6) 企業結合

企業結合の処理は、米国財務会計基準審議会基準書第141号「企業結合」に準拠している。

(7) 営業権及びその他の無形固定資産

営業権及びその他の無形固定資産の処理は、米国財務会計基準審議会基準書第142号「営業権及びその他の無形固定資産」に準拠している。

(8) 有益転換権

優先株式の有益転換権の処理は、米国発生問題専門委員会基準書98－05号「有益転換権もしくは偶発的調整可能転換率のある転換証券の会計処理」及び00－27号「特定の転換可能手段に対する米国発生問題専門委員会基準書98－05号の適用」に準拠している。

(9) リース会計

米国財務会計基準審議会基準書13号「リースの会計処理」に基づき、リース取引の契約内容が一定のキャピタル・リースの条件に該当する場合には、最低リース支払総額の現在価値またはリース資産の公正価値を、有形固定資産およびキャピタル・リース未払金に計上している。当該資産が償却資産の場合は、リース期間または見積耐用年数にわたり減価償却をしている。また、リース料支払額とキャピタル・リース未払金の取崩額との差額は支払利息に計上している。

(10) 新株発行費

新株発行費は、資本勘定の控除項目として処理することが米国の慣行であることから、これを費用として処理せず、税効果考慮後の額を資本剰余金から直接控除している。

(11) 変動持分事業体

平成16年度より米国財務会計基準審議会による解釈指針第46号（平成15年12月改定。）「変動持分事業体の連結」に基づき、当社が主たる受益者たる地位を有している変動持分事業体を連結している。

(12) 有価証券

一定の条件を充たす負債証券及び持分証券の処理は、米国財務会計基準審議会基準書第115号「特定の負債証券および持分証券への投資の会計処理」に準拠している。これにより、売却可能有価証券に分類された有価証券は公正価値により評価し、未実現評価損益は損益計算に含めず税効果控除後の金額でその他の包括利益累計額として表示している。満期保有目的有価証券に分類された有価証券は、償却原価により評価している。

(13) 少数株主持分

連結貸借対照表上、少数株主持分は負債の部と資本の部の中間に独立の項目として表示している。

2．連結財務諸表作成の基礎

1．中期経営計画の進捗状況

ここ数年間はグローバルな競争激化等により、当社グループは厳しい経営環境にあり、こうした中、平成16年10月に発生した新潟県中越地震の影響もあり、平成17年３月期においては、171,544百万円という多額の連結最終赤字を計上するに至った。

こうした全社的な危機を乗り越えるため、平成17年７月に新ビジョン「Think GAIA」を打ち出し、企業価値向上に向けて、抜本的構造改革の推進と、コア事業への経営資源のシフトを加速した。そして、再構築、成長への決意を宣言し、具体的には、①事業の選択と集中を明確化すること、②抜本的かつ具体性のある構造改革（事業のリストラ）を断行すること、③経営全般にわたる非効率（ムリ、ムラ、ムダ）を排除し収益力を強化すること、④競争の激しい業界にあって生き残るためにも有利子負債を削減し、財務体質の強化を図ること、といった施策を当社グループ全体をあげて、早急かつ具体的に実行に移すとともに、⑤コア事業への経営資源の投入とリスクをミニマイズし十分な将来キャッシュ・フローを創出し得るための明確な成長戦略が必要となると判断し、平成17年11月に、「強い三洋電機の復活」を目指す中期経営計画を策定した。

平成18年３月期は、205,661百万円というさらに多額の連結最終赤字を計上し、２期連続の赤字となったものの、中期経営計画に沿って構造改革事業と位置付けていた半導体事業、金融事業、有機EL事業等に目処をつけるとともに、テレビ事業については競争力強化のため他社との合弁会社設立の基本合意締結を行った。また、不採算海外事業の清算といった構造改革の実施等、抜本的構造改革の達成に向けた施策を順次実行に移し、さらに、有利子負債削減、遊休資産の処分、人員削減に関しても、それぞれ当初計画を上回る実績を残すことが

できた。

平成18年度は、半導体事業に関して、分社化実施、固定費の削減を実行、一方、落ち込んでいた売上が回復基調に乗り、平成17年度の赤字から黒字転換し収益に貢献できる事業となった。一方、白物家電・テレビ事業については、平成17年度の中期経営計画で想定していた以上の抜本的な構造改革を推し進め、平成18年10月には中国ハイアール社と冷蔵庫事業の戦略的提携を発表したとおり、他社とのアライアンスによる事業構造の転換を図るとともに、国内営業体制の大幅見直しも実施し、平成18年度中に抜本的な構造改革を完遂し、平成19年度に収益回復を見込んでいる。

一方、中期経営計画においてコア事業として位置づけた携帯電話・デジタルカメラ事業は、その後の事業環境の大きな変化に対応しきれず、当初計画の達成が困難となり、事業計画の変更を行うことが必要となり、これにともない、再度両事業の戦略の練り直しを行った。

以上のような事業環境の変化等も踏まえ、前連結会計年度策定した中期経営計画の一部を見直し、抜本的構造改革の完遂および収益の回復、さらにはコア事業のなかでも、集中投資をする事業を明確にし、着実な成長の実現を目指していく。

2．今後の方針

強い三洋電機を復活させるためには、当社グループが長期安定的に収益を獲得できる力を早期に回復することが重要であり、そのためには、（1）構造改革を完遂し赤字の要因を除去すること、（2）事業ポートフォリオを長期安定的に収益獲得できるものとすること、が不可欠である。

（1）抜本的構造改革の完遂

当社の収益力を回復し、金融機関・マーケットの信頼を取り戻すため、以下のすべての構造改革案件を早期かつ徹底的に実行する。

①平成17年度に発表した中期経営計画において構造改革事業として位置づけた白物家電・テレビ・半導体事業における構造改革を完遂するため、事業撤退・人員削減・不採算子会社の清算/撤退等の具体的な追加施策を盛り込んだ。

②携帯電話・デジタルカメラ事業については事業収支の変動が大きな事業に属する。このような特性を持つ事業形態においては、売上高の増大を目指すのに加えて、生産体制などを見直すことにより徹底的に固定費の削減を行い、急激な事業環境変化にも対応できる体制構築を急ぐこととした。

③不採算事業・不採算会社についても原則撤退・清算を視野に入れ改革を継続する。当社が保有するグループ会社の株式も、事業運営上、効果が低いものについては原則売却する方向で検討を進める。

（2）コア事業のさらなる成長加速

①平成22年に向けた当社事業ポートフォリオ

当社グループの事業の競争力について改めて検討した。競争力の判断基準としては、（ⅰ）市場での優位性（トップシェアもしくはそれに準ずる）、（ⅱ）市場の堅実な成長、（ⅲ）安定した収益を確保可能、（ⅳ）優位な技術の保有、（ⅴ）効率的営業が可能な「見える顧客」に対する営業力を保有、とした。

この検討の結果、パワーソリューション、冷熱・コマーシャル、電子部品事業に資源を集中的に投資し、新たな成長エンジン確立と全社利益牽引の両立を図るための基本施策を検討し、またパーソナル・モバイル事業については、事業のリスクに鑑み、売上減少時においても利益が確保できる体質に転換し、その中でヒット商品による売上増大を狙うこととした。

その他の構造改革事業である白物家電事業においても、洗浄機器・生活家電については、AQUAなど差別化できる特長的商品を生み出していることから、収益貢献ができる事業であり、これらは継続的な黒字を確保できるような体制作りに専念する。

②関係会社・生産拠点の再編（統廃合）

関係会社が多数存在することにより、多額のコストが発生し、経営資源も分散していることから整理・清算、事業統合による事業効率向上を推進する。

（3）機能力の強化

①グローバル機能の強化

平成18年10月、「GLOBAL EVOLUTION PJ　推進グループ」を設置し、Corporate DNA Evolution Planが進めるビジネスモデルの変革によるムリ・ムラ・ムダの徹底排除、グローバル経営管理機能の実現、コーポレートブランドの革新、およびThink GAIAビジョン実現のためグローバルな商品開発の実現などにより、当社が継続的なグローバル企業としての展開を図れるようにしていく。

②ファシリティーの変身

生産の海外移管や商品の生産中止・見直しから、淀川、吹上、足利、北条の各工場を閉鎖してきたが、現在、これによる「技術の散在」「ノウハウの毀損」などの製造力の低下が見られる。よって、「コスト削減の更なる推進」と同時に、「メーカー機能の強化」を両立させるため、「ファシリティーの変身」を推進していく。

以上、今回、もう一段踏み込んだ見直しを実施することにより、構造改革を完遂させ、さらに平成19年度以降の成長戦略を確かなものとしていく。

当社グループの今後の業績は、中期経営計画の成否に依存しており、また、当社が締結しているシンジケートローン契約及びコミットメントライン契約には、財務制限条項が付されているが、当中間連結会計期間の中間連結財務諸表は、継続企業の前提に基づいて作成されており、継続企業を前提としない場合に必要となる資産および負債の調整は行っていない。

3．主要な会計処理の方針

(1) 連結の方針及び範囲

この中間連結財務諸表は当社及び子会社すべてを連結したものである。連結にあたっては、連結会社間の重要な取引及び諸勘定はすべて消去している。

関連会社に対する投資額は、軽微なものを除き未実現利益控除後、持分法により計算した価額をもって計上している。

当社は平成16年度より米国財務会計基準審議会による解釈指針第46号（平成15年12月改訂。以下解釈指針第46号改という。）「変動持分事業体の連結」に基づき、当社が議決権行使以外の手段で財務上の持分を支配している変動持分事業体を連結している。

当中間連結会計期間末の連結子会社は223社、持分法適用会社は70社である。

(2) 会計上の見積り

一般に公正妥当と認められる会計原則に準拠して中間連結財務諸表を作成するためには、経営者による見積りや仮定が必要とされ、それによって中間決算日現在の資産及び負債の報告金額、偶発資産及び負債の開示、並びに各事業年度の収益及び費用の金額が影響を受けている。実際の結果は、これらの見積りと異なることもある。

(3) 海外連結子会社等の財務諸表項目の換算方法

海外連結子会社等の財務諸表の資産及び負債項目は、中間決算日の為替相場、損益項目は期中平均為替相場によって円換算しており、その結果生じる換算差額はその他の包括利益累計額の構成要素である為替換算調整額として、資本の部に計上している。

(4) 現金等価物

定期預金を含め、取得日から３ヶ月以内に満期となる流動性の高い投資を現金等価物としている。

(5) 負債証券及び持分証券

売却可能有価証券は公正価値で評価されており、その他の包括利益累計額の構成要素である未実現有価証券評価損益は税引後の金額で資本の部に計上されている。また、売却可能有価証券は、その公正価値の下落が一時的である場合を除き、正味実現可能価額まで評価減を行い、その金額は損益として認識される。売却に伴う損益の算定における原価は、移動平均法によっている。満期保有目的有価証券は、償却原価により評

価している。公正価値の算定が困難な有価証券は取得原価で評価している。

(6) 貸倒引当金

当社は営業債権及び利息を含む金融債権について、顧客が期日までに返済する能力があるか否かを考慮し、回収不能額を見積もった上で貸倒引当金を計上している。見積りには期日経過債権の回収期間、経験値及び現在の経営環境を含む様々な要因を考慮している。また、特定の顧客について債務の返済が困難であることが明らかになった場合には、債権の担保資産の公正価値を考慮の上、個別に引当を行う。

(7) 棚卸資産の評価

棚卸資産は、低価法で評価しており、製品及び仕掛品の取得価額は主として総平均法、その他の棚卸資産の取得価額は主として先入先出法によっている。

(8) 有形固定資産の減価償却方法

有形固定資産の減価償却費は、当該資産の見積耐用年数に基づき主として定率法で計算している。償却期間は、建物が５年から50年、機械装置及び備品が２年から20年の範囲となっている。

(9) 長期性資産の減損

有形固定資産などの長期性資産や償却対象の無形資産については、当該資産の帳簿価額が回収できないという事象や状況の変化が生じた場合において、減損に関する検討を実施している。減損が生じていると判断された場合、帳簿価額が公正価値を超過する金額について減損損失をその期に認識する。

(10) 営業権及びその他の無形資産

企業結合により取得した営業権及び耐用年数が確定できない無形固定資産は償却せず、年一回及び減損の可能性を示す事象または状況の変化が生じた時点で減損の判定を行っている。これらの資産の公正価値は一般的に割引キャッシュ・フロー分析により算定している。

償却対象となる無形固定資産は主にソフトウエアで、償却年数は概ね３年から５年である。

(11) 広告宣伝費

広告宣伝費は原則として、発生時に費用計上している。

(12) 研究開発費

研究開発費は原則として、発生時に費用計上している。

(13) 製品保証引当金

製品保証引当金は収益の認識がなされた時点で過去の実績額に基づき計上している。

(14) 法人税等

繰延税金は税務上の資産及び負債と、財務会計上の資産及び負債との差異に起因する将来の見積り税効果について認識される。

繰延税金資産及び負債は現行の法定税率により測定され、税率変更による繰延税金資産及び負債への影響額は、その税率変更が制定された期間の損益として認識される。

実現可能性が低いとみなされる繰延税金資産については評価性引当金を計上している。

(15) デリバティブ

当社は、外国為替及び金利の変動リスクを管理するためにデリバティブを利用している。利用している主なデリバティブは為替予約、金利スワップ及び通貨スワップである。当社は米国財務会計基準審議会基準書第133号「デリバティブ商品とヘッジ活動の会計」（同基準書第138号及び149号によって一部改訂）を適用している。当社は全てのデリバティブを中間連結貸借対照表上、資産または負債のいずれかとして認識し、公正価値で測定している。デリバティブの公正価値の変動は、基本的に当期の損益として計上している。ただし、キャッシュ・フローヘッジとして指定され、適格であると認められるデリバティブの公正価値の変動

についてはその他の包括利益の一項目として計上し、ヘッジ対象のキャッシュ・フローの変動が損益に影響を与える時点まで、損益の実現を繰延べている。当社はヘッジ取引にかかるヘッジ手段とヘッジ対象の関係とともにリスクの管理目的及び戦略を全て文書化している。また、当社はヘッジの開始時点および継続期間中に、ヘッジ取引に利用しているデリバティブがヘッジ対象のキャッシュ・フローを相殺しているか否かについてヘッジ取引開始時及びそれ以降も継続的に評価している。

(16) 株式に基づく報酬

当社は従来、会計原則審議会（APB）の意見書第25号「従業員に発行した株式の処理」を適用し、米国財務会計基準審議会基準書第148号「株式に基づく報酬の会計処理－適用措置および開示－基準書第123号の改定」に従った開示を行ってきたが、平成18年度より米国財務会計基準審議会基準書第123号（平成16年改訂）「株式報酬」（以下、「基準書第123号（改訂）」）を適用した。基準書第123号（改訂）は株式報酬により発生する費用については、財務諸表に計上することを要求している。また基準書第123号（改訂）は、株式報酬を会計処理するための測定方法としての公正価値を規定し、また、従業員持株会によって保有されている株式を除き、株式報酬の会計処理において公正価値に基づいた測定方法を採用することを全ての企業に対して要求している。基準書第123号（改訂）適用による当中間連結会計期間における影響は、重要ではなかった。

(17) 利益処分

利益処分は、翌事業年度において確定する当期に係る利益処分を、当期に繰上げて認識する方法（繰上方式）を採用している。

(18) 1株当たり中間（当期）純利益

基本的1株当たり中間（当期）純利益は、中間（当期）純利益を普通株式（除く自己株式）の期中加重平均株式数で除して算出している。希薄化後1株当たり中間（当期）純利益は転換社債及びストックオプションの希薄化効果を考慮して算出している。基本的及び希薄化後1株当たり中間（当期）純利益の計算は、注記16に示すとおりである。

(19) 収益の認識

収益の認識は、主として製品などの引渡し、あるいは役務の提供が実行され、販売価格が確定しているか、または確定可能で、回収可能性が合理的に確実になった時点において行っている。

米国発生問題専門委員会基準書01－09号「売主によって顧客又は売主の製品の再販者に与えられる対価の会計」に従い、当社は買手（主として大型量販店）に対する拡売費を売上高の控除として計上している。

直接金融型リースの収益はリース期間にわたって計上され、未実現リース収益の償却は利息法によっている。

(20) 新しい会計基準

①米国財務会計基準基準審議会基準書第155号「特定の複合型金融商品の会計処理」、基準書第133号および第140号の修正

平成18年2月、米国財務会計基準審議会は、米国財務会計基準審議会基準書第155号「特定の複合型金融商品の会計処理」、基準書第133号および第140号の修正を公表した。当基準書は、複合型金融商品が、基準書第133号の下で、分離され別々に会計処理することを要求される組み込みデリバティブを含んでいる場合、（損益に認識される公正価値の変化と併せて）複合型金融商品の再測定を認めている。複合型金融商品を公正価値で測定する選択は商品ごとになされ、変更できない。当基準書は、平成18年9月15日より後に開始される連結会計年度に取得獲得される、発行される又は再測定される、すべての金融商品に対して適用される。基準書第155号の適用は、当社の経営成績及び財政状態に重要な影響を与えるものではないと思われる。

②米国財務会計基準審議会基準書第156号「金融資産のサービス業務に関する会計」-基準書第140号の修正

平成18年３月、米国財務会計基準審議会は、米国財務会計基準審議会基準書第156号「金融資産のサービス業務に関する会計」-基準書第140号の修正を公表した。当基準書は、サービス資産とサービス負債を別々に認識することに関する、基準書第140号「金融資産の譲渡及びサービス業務ならびに負債の消滅に関する会計処理」を修正するものである。当基準書は、平成18年9月15日より後に開始される連結会計年度より適用され、有効となる。当社は現在、当新基準適用による影響を評価測定中である。

③米国財務家計基準審議会基準書第158号「確定給付型年金及びその他の退職後給付制度に関する事業主の会計処理」

平成18年９月に、米国財務会計基準審議会は、米国財務会計基準審議会基準書第87号、第88号、第106号及び第132号（改訂版）を修正する米国財務会計基準審議会基準書第158号「確定給付型年金及びその他の退職後給付制度に関する事業主の会計処理」を発行した。基準書第158号は、期末の退職積立状況に関する貸借対照表での認識及びその測定日等について規定している。同基準書は、平成18年12月15日より後に終了する連結会計年度末（年度資産等の測定日については、平成20年12月15日より後に終了する連結会計年度）から適用される。

同基準の適用による当社及び連結子会社の財政状態に対する影響額は現時点では確定していない。

(21) 組替再表示

前中間連結会計期間の中間連結財務諸表及び前連結会計年度の連結財務諸表を、当中間連結会計期間の中間連結財務諸表の表示方法に合わせて組替再表示している。

４．非継続事業

経営資源をコア事業に集中し経営効率を改善するため、当社は連結子会社であった三洋電機クレジット株式会社の当社保有株式の一部を有限会社リブレット及び有限会社マーズエクイティ（いずれも、ザ・ゴールドマン・サックス・グループ・インクの間接100%子会社）に譲渡することで合意し、平成17年12月27日に譲渡を完了した。この結果、当社の三洋電機クレジット株式会社に対する出資比率は、52.36%から19.13%に減少したため、当社は同社を連結の範囲から外した。

三洋電機クレジット株式会社は当社金融事業の中核会社として、事務用機器、産業用機器、情報通信機器、家庭電化製品等のリース・割賦販売を始め、融資事業、その他金融サービス事業等広範囲にわたって事業を展開していた。

当社は、米国財務会計基準審議会基準書第144号に従い、三洋電機クレジット株式会社の営業成績を連結損益計算書上、非継続事業として独立表示している。

前連結会計年度に組替表示された前中間連結会計期間及び前連結会計年度の非継続事業の主要な財務情報は以下のとおりである。

	前中間連結会計期間 （自　平成17年４月１日 至　平成17年９月30日） 金額（百万円）	前連結会計年度 （自　平成17年４月１日 至　平成18年３月31日） 金額（百万円）
売上高及びその他営業収益	36,507	54,862
売上原価及び販売費及び一般管理費	34,657	48,219
非継続事業税金等調整前損失	△3,982	△1,882
法人税等	2,183	3,449
非継続事業中間（当期）純損失	△6,165	△5,331

5. 金銭信託

平成18年9月30日現在、金銭信託の残高は192,000百万円である。これは、平成18年3月14日に実施した第三者割当増資300,000百万円から、半導体子会社の資本増強のため前連結会計年度までに支出した35,200百万円および当中間連結会計期間の構造改革による三洋半導体株式会社の分社化、設備投資・研究開発により支出した72,800百万円を控除したものである。この信託資金の使途は、中期経営計画に基づき、構造改革の一段の加速・推進並びに、今後のコア事業を中心とした成長戦略に必要な設備投資及び研究開発投資等に限定されている。

6. 棚卸資産

平成17年9月30日、平成18年9月30日及び平成18年3月31日現在の棚卸資産の内訳は次のとおりである。

区分	前中間連結会計期間末 (平成17年9月30日)	当中間連結会計期間末 (平成18年9月30日)	前連結会計年度 (平成18年3月31日)
製品（百万円）	195,048	213,050	180,616
仕掛品（百万円）	82,648	54,107	39,984
原材料（百万円）	108,416	107,892	97,294
合計（百万円）	386,112	375,049	317,894

7. 負債証券及び持分証券

平成17年9月30日、平成18年9月30日及び平成18年3月31日現在、「有価証券」及び「投資有価証券及びその他の投資」に含まれる負債証券及び持分証券は、次のとおりである。

区分	前中間連結会計期間末 (平成17年9月30日)			
	原価（百万円）	公正価値（百万円）	未実現評価利益 (百万円)	未実現評価損失 (百万円)
売却可能有価証券				
負債証券	10,799	10,934	213	78
持分証券	63,488	94,169	33,058	2,377
売却可能有価証券計	74,287	105,103	33,271	2,455
満期保有目的有価証券				
負債証券	27,403	27,241	6	168
満期保有目的有価証券計	27,403	27,241	6	168
合計	101,690	132,344	33,277	2,623

区分	当中間連結会計期間末 （平成18年９月30日）			
	原価（百万円）	公正価値（百万円）	未実現評価利益 （百万円）	未実現評価損失 （百万円）
売却可能有価証券				
負債証券	5,335	5,500	165	－
持分証券	43,182	59,524	18,271	1,929
売却可能有価証券計	48,517	65,024	18,436	1,929
満期保有目的有価証券				
負債証券	4,825	4,501	0	324
満期保有目的有価証券計	4,825	4,501	0	324
合計	53,342	69,525	18,436	2,253

区分	前連結会計期間末 （平成18年３月31日）			
	原価（百万円）	公正価値（百万円）	未実現評価利益 （百万円）	未実現評価損失 （百万円）
売却可能有価証券				
負債証券	6,225	6,421	237	41
持分証券	45,988	67,537	22,941	1,392
売却可能有価証券計	52,213	73,958	23,178	1,433
満期保有目的有価証券				
負債証券	5,132	4,868	0	264
満期保有目的有価証券計	5,132	4,868	0	264
合計	57,345	78,826	23,178	1,697

平成17年９月30日、平成18年９月30日及び平成18年３月31日現在における原価法によって評価される市場性のない投資有価証券の投資額は、それぞれ13,288百万円、14,636百万円及び12,912百万円である。それら投資の公正価値に著しく不利な影響を及ぼす事象や状況の変化は見られなかった。

８．売却予定資産

当中間連結会計期間において、以下の売却予定資産が有形固定資産に含まれている。

事業所名	所在地	帳簿価額（百万円）	摘要
足利地区事業所	栃木県　足利市	1,488	土地、建物等
北条地区事業所	兵庫県　加西市	549	土地、建物等
海外子会社事業所	フィリピン　キャビテ州	176	土地、建物等
寮・社宅その他	群馬県　邑楽郡他	1,533	土地、建物等

遊休化している足利地区事業所（全社部門）については、工場閉鎖後社内で有効活用すべく検討を重ねてきたが、具体的な活用の方針を見出すに至らず他社へ売却し、資金化を図ることが予定されている。

北条地区事業所（全社部門）については一部工場の閉鎖決定に伴い、他社へ売却することが決定されている。

海外子会社事業所（コンポーネント部門）については、構造改革事業であるフォトニクス事業において生産拠点縮小のため、他社へ売却することが予定されている。

また、寮・社宅その他（全社部門）についても、中期経営計画に従って選択と集中による構造改革を推進するため、さらなる資産の圧縮をはかり、当期及び来期中に順次売却予定である。

9．リース

当社及び連結子会社は、機械装置及び備品の一部をキャピタル・リース及びオペレーティング・リースとして賃借している。

平成18年９月30日現在の解約不能なオペレーティング・リースによるリース料支払予定額は下記のとおりである。

	オペレーティング・リース
支払予定額	
1年以内（百万円）	2,993
1年超2年以内（百万円）	1,826
2年超3年以内（百万円）	919
3年超4年以内（百万円）	529
4年超5年以内（百万円）	335
5年超以降（百万円）	0
最低リース料支払予定額総額（百万円）	6,602

10．営業権及びその他の無形資産

平成17年９月30日、平成18年９月30日及び平成18年３月31日現在におけるその他の資産に含まれる営業権及びその他の無形資産の金額は次のとおりである。

項目	前中間連結会計期間末（平成17年９月30日）	当中間連結会計期間末（平成18年９月30日）	前連結会計年度（平成18年３月31日）
営業権（百万円）	2,641	2,641	2,641
無形固定資産（百万円）	30,211	25,286	26,875

11．担保資産

平成17年９月30日、平成18年９月30日及び平成18年３月31日現在、連結子会社の借入金のうち、それぞれ843百万円、1,082百万円及び1,707百万円については、当該会社の有形固定資産が担保に供されており、その簿価は、それぞれ1,430百万円、1,666百万円及び2,753百万円である。

12．財務制限条項

シンジケートローン契約（平成18年９月30日現在、借入残高　100,000百万円）において当社は、株式会社格付投資情報センター及び株式会社日本格付研究所の長期債務格付の内、いずれか高い方を、BBBマイナス以上に維持することを確約している。この確約が維持できない場合は、多数貸付人の請求に基づき、当社は本契約上の債務について期限の利益を失う。

コミットメントライン契約（平成18年９月30日現在、借入実行残高　－百万円、借入未実行残高　100,000百万円）において当社は、株式会社格付投資情報センター及び株式会社日本格付研究所の長期債務格付の内、いずれか高い方を、BBBマイナス以上に維持することを確約している。この確約が維持できない場合は、多数貸付人の請求に基づき、当社は本契約上の債務について期限の利益を失い、かつ全貸付人の貸付義務は消滅する。

13. 契約債務及び偶発債務

賃借料は、主に事務所、倉庫等についての解約可能な賃借契約より生ずるものであり、その契約は慣例上更新される。賃借料の総額は重要ではない。（注記９参照）

平成17年９月30日、平成18年９月30日及び平成18年３月31日現在、有形固定資産購入に関する拘束約定の金額はそれぞれ1,479百万円、6,001百万円及び5,062百万円である。

また、コンポーネント部門において、特定の原材料を平成30年までの期間にわたり購入する契約が結ばれている。これらの契約による平成18年９月30日現在の購入契約残高は、19,599百万円である。

平成17年９月30日、平成18年９月30日及び平成18年３月31日現在、通常の営業取引により生じた手形割引高及び借入債務保証に関する偶発債務の合計額は、それぞれ146,464百万円、21,435百万円及び27,265百万円である。当社は上記の手形割引及び借入債務保証について損失発生の見込みはないと考えている。

当社及び連結子会社は、数件の訴訟を受けている。しかし、当社は、これらの訴訟が当社の中間連結財務諸表に重要な影響を及ぼすことはないと考えている。

14. デリバティブ

リスク管理方針

当社および連結子会社は世界のさまざまな場所において電子機器の生産、販売および金融サービスを行っている。当社および連結子会社の事業活動は外国為替や金利の変動に関するリスクにさらされている。デリバティブは、社内で承認されたリスクマネジメント規定に基づいて保有されており、当社および連結子会社は、ある特定のデリバティブを、予定取引も含めた外国為替および金利の変動リスクを管理するために利用している。なお、当社はデリバティブをトレーディング目的には保有していない。

外国為替リスク管理

当社および一部の連結子会社は、外国為替のリスクマネジネント方針を策定し、当該方針に基づいて外国為替の変動リスクを低減させ、極小化するためにデリバティブを利用している。主な先物為替予約および通貨スワップについては、ヘッジ会計を適用しておらず、当該契約の公正価値の変動から生じる損益と外貨建資産・負債から生じる換算差損益は中間連結損益計算書の為替差損益に計上されている。

金利リスク管理

当社および一部の連結子会社は、金利のリスクマネジネント方針を策定し、当該方針に基づいて金利の変動リスクを減少させるためにデリバティブを利用している。その具体的な目的は、借入債務の条件を調整することにより金利の変動に対処すること、もしくは借入利息を低減させることにある。

公正価値ヘッジ

当社および一部の連結子会社は固定金利借入債務を変動金利債務に変換するためにスワップ契約を締結している。調達コストは結果として変動金利借入金を直接調達したときよりも低くなる。金利スワップ契約の下では、想定元本に基づいて計算された変動金利と固定金利の差額を交換する。

公正価値ヘッジとして指定されたデリバティブの公正価値およびそのヘッジ対象物の公正価値は貸借対照表に計上され、それぞれの公正価値の変動は通常支払利息と相殺される。当中間連結会計期間で公正価値ヘッジとして判定されなくなった取引はない。当中間連結会計期間において支払利息と相殺されたヘッジの非有効性部分に重要性はない。

キャッシュ・フローヘッジ

当社および一部の連結子会社は変動金利借入債務の金利変動をヘッジするために変動金利受取、固定金利支払のスワップ契約を締結している。

これらのキャッシュ・フローヘッジにあたるデリバティブの公正価値は中間連結貸借対照表に計上されている。その他の包括利益に計上されたヘッジの有効部分の公正価値の変動は、ヘッジ対象物の損益の実現によりその他の包括利益から支払利息へ組替えられている。当中間連結会計期間においてヘッジが有効と判定されなくなった取引はない。当中間連結会計期間において支払利息に計上されたヘッジの非有効性部分に重要性はない。

15. 優先株式

当社は、平成18年1月25日、構造改革の一段の加速・推進並びに今後のコア事業を中心とした成長戦略に必要な設備投資等を行うために、大和証券エスエムビーシープリンシパル・インベストメンツ株式会社、ゴールドマン・サックス・グループ及び株式会社三井住友銀行と株式引受契約を締結した。

平成18年2月24日開催の臨時株主総会において第1回A種優先株式182,600,000株及び第1回B種優先株式246,100,000株の発行が承認され、平成18年3月14日に第1回A種優先株式及び第1回B種優先株式を182,542,200株及び246,029,300株、発行価格それぞれ1株700円、合計127,780百万円及び172,220百万円で発行した。

発行した優先株式の概要は以下のとおりである。

〈第１回Ａ種優先株式〉

①第１回Ａ種優先株式１株(発行価額700円)は、平成19年３月14日以降平成38年３月13日までの間、当社普通株式10株(転換比率１：10)に転換する旨の転換予約権を有している。したがって、第１回Ａ種優先株式１株は、普通株式10株に転換されることになる。

②第１回Ａ種優先株式の配当金または中間配当金は、普通株主及び他の種類株主と同順位で、普通株式１株当たりの配当金または中間配当金に、その時点の上記①の転換比率を乗じた額となっている。

③第１回Ａ種優先株式の残余財産は、第１回Ａ種優先株式１株につき700円を、普通株主に優先する。

④第１回Ａ種優先株式は、株主総会において議決権を有する。

⑤第１回Ａ種優先株式の１単元の株式数(100株)は、普通株式の１単元の株式数(1,000株)の10分の１となっている。

〈第１回Ｂ種優先株式〉

①第１回Ｂ種優先株式１株(発行価額700円)は、払込期日の翌日以降平成38年３月13日までの間、当社普通株式10株(転換比率１：10)に転換する旨の転換予約権が付されている。したがって、第１回Ｂ種優先株式１株は、普通株式10株に転換されることになる。

②第１回Ｂ種優先株式の配当金または中間配当金は、普通株主及び他の種類株主と同順位で、普通株式１株当たりの配当金または中間配当金に、その時点の上記①の転換比率を乗じた額となっている。

③第１回Ｂ種優先株式の残余財産は、第１回Ｂ種優先株式１株につき700円を、普通株主に優先する。

④第１回Ｂ種優先株式は、法令に別段の定めがある場合を除き、株主総会において議決権を有しない。

⑤第１回Ｂ種優先株式の１単元の株式数(100株)は、普通株式の１単元の株式数(1,000株)の10分の１となっている。

なお、米国財務会計基準審議会基準書第150号「負債および資本の両者の特徴をもつ金融商品の会計処理」に基づいて検討を行った結果、当該優先株式には強制償還条項はなく、株式買戻し及びその債務の自社資産による精算が要求される自社の発行済株式以外の金融商品ではなく、また、普通株式への転換に際して発行数量が変動する条件もないため、資本に区分している。

さらに、米国発生問題専門委員会基準書98-05号「有益転換権もしくは偶発的調整可能転換率のある転換証券の会計処理」及び00-27号「特定の転換可能手段に対する米国発生問題専門委員会基準書98-05号の適用」に基づき、本源的価値法により算出した優先株式の有益転換権を優先株式金額の控除項目として計上し、それぞれの優先株式発行日から転換可能開始時までの期間にわたり償却している。

16. １株当たり中間（当期）純利益

前中間連結会計期間、当中間連結会計期間及び前連結会計年度における１株当たり中間（当期）純利益は次のとおりである。

項目	前中間連結会計期間 (自　平成17年４月１日 至　平成17年９月30日)	当中間連結会計期間 (自　平成18年４月１日 至　平成18年９月30日)	前連結会計年度 (自　平成17年４月１日 至　平成18年３月31日)
基本的１株当たり中間（当期）純利益の計算	(百万円)	(百万円)	(百万円)
利益（分子）			
継続事業中間（当期）純損失	△136,360	△3,618	△200,330
普通株主に帰属しない金額	-	△2,526	△20,494
有益転換権償却	-	△63,625	△176,948
調整後継続事業中間（当期）純損失	△136,360	△64,717	△356,784
非継続事業中間（当期）純損失	△6,165	-	△5,331
普通株主に帰属しない金額	-	-	△546
調整後非継続事業中間（当期）純損失	△6,165	-	△4,785
中間（当期）純損失	△142,525	△3,618	△205,661
普通株主に帰属しない金額	-	△2,526	△21,040
有益転換権償却	-	△63,625	△176,948
調整後中間（当期）純損失	△142,525	△64,717	△361,569
株式数（千株）（分母）			
加重平均株式数	1,854,668	1,854,400	1,854,591
基本的１株当たり中間（当期）純損失（円）			
継続事業中間（当期）純損失	△73.52	△34.90	△192.38
非継続事業中間（当期）純損失	△3.33	-	△2.58
中間（当期）純損失	△76.85	△34.90	△194.96

項目	前中間連結会計期間 (自　平成17年４月１日 至　平成17年９月30日)	当中間連結会計期間 (自　平成18年４月１日 至　平成18年９月30日)	前連結会計年度 (自　平成17年４月１日 至　平成18年３月31日)
希薄化後１株当たり中間（当期）純利益の計算	（百万円）	（百万円）	（百万円）
利益（分子）			
継続事業中間（当期）純損失	△136,360	△3,618	△200,330
普通株主に帰属しない金額	-	△2,526	△20,494
有益転換権償却	-	△63,625	△176,948
調整後継続事業中間（当期）純損失	△136,360	△64,717	△356,784
非継続事業中間（当期）純損失	△6,165	-	△5,331
普通株主に帰属しない金額	-	-	△546
調整後非継続事業中間（当期）純損失	△6,165	-	△4,785
中間（当期）純損失	△142,525	△3,618	△205,661
普通株主に帰属しない金額	-	△2,526	△21,040
有益転換権償却	-	△63,625	△176,948
調整後中間（当期）純損失	△142,525	△64,717	△361,569
株式数（千株）（分母）			
加重平均株式数	1,854,668	1,854,400	1,854,591
希薄化後１株当たり中間（当期）純損失（円）			
継続事業中間（当期）純損失	△73.52	△34.90	△192.38
非継続事業中間（当期）純損失	△3.33	-	△2.58
中間（当期）純損失	△76.85	△34.90	△194.96

17. 連結損益計算書の補足情報

前中間連結会計期間、当中間連結会計期間及び前連結会計年度における連結損益計算書の補足情報は次のとおりである。

収益及び、売上原価及び費用のその他の内訳

項目	前中間連結会計期間 (自 平成17年４月１日 至 平成17年９月30日)	当中間連結会計期間 (自 平成18年４月１日 至 平成18年９月30日)	前連結会計年度 (自 平成17年４月１日 至 平成18年３月31日)
収益・その他の内訳			
為替差益（百万円）	－	100	563
有価証券及び投資有価証券売却益（百万円）	12,812	3,803	39,768
賃貸料（百万円） (A)	2,133	1,454	4,062
持分法による投資損益（百万円）	△1,869	△4,100	△12,475
固定資産売却益（百万円） (B)	-	11,952	10,209
その他（百万円）	9,954	9,077	17,543
合計（百万円）	23,030	22,286	59,670
売上原価及び費用・その他の内訳			
構造改革費用（百万円） (C)	－	4,142	84,947
為替差損（百万円）	2,978	-	-
投資有価証券評価損（百万円）	6,976	1,000	4,048
固定資産処分損（百万円）	2,266	-	-
固定資産の減損（百万円） (D)	52,334	3,253	71,345
退職加算金等（百万円） (E)	16,535	-	1,477
その他（百万円）	23,499	16,300	35,153
合計（百万円）	104,588	24,695	196,970

(A) 賃貸料

賃貸料は、第三者に対する、主にオフィススペース使用料に関するものである。

(B) 固定資産売却益

当中間連結会計期間における固定資産売却益は、主に工場土地を売却したことにより計上したものである。

(C) 構造改革費用

当グループでは平成17年7月よりスタートした新ビジョン「Think GAIA」に基づく「SANYO EVOLUTION PROJECT」に基づき、本格的な事業の選択と集中に着手し、抜本的な構造改革を推進している。

構造改革ではすべての事業ポートフォリオを見直し、コア事業、構造改革事業の2つに区分けし、対処している。

当中間連結会計期間では、構造改革の完遂に向け、半導体事業、ＡＶ事業、フォトニクス事業を中心に構造改革費用4,142百万円を計上しており、その内訳は、以下のとおりである。

半導体事業	1,060百万円
ＡＶ事業(テレビ等)	818百万円
フォトニクス事業	527百万円
退職加算金	1,737百万円
計	4,142百万円

半導体事業

半導体事業においては昨年度発表した中期経営計画において構造改革事業として位置づけ、平成18年3月期決算にて42,438百万円の構造改革費用を計上した。当中間期には、さらなる構造改革を完遂するため、1,060百万円の構造改革費用を計上しており、主な内訳は、固定資産除売却損564百万円、固定資産減損272百万円である。

ＡＶ事業(テレビ等)

ＡＶ事業においては、ＴＶ事業を中心に事業構造改革を推進しており、海外子会社（三洋スペイン株式会社）にて工場閉鎖に伴う人員削減等を実施した。結果として、818百万円の構造改革費用を計上しており、主な内訳は退職加算金633百万円である。

フォトニクス事業

フォトニクス事業においては、赤字が継続していることから構造改革事業と位置づけ、527百万円の構造改革費用を計上している。内訳は、固定資産減損389百万円、退職加算金138百万円である。

退職加算金

退職加算金は主に、労働条件変更に伴う補償を転籍者に対し一時金として支払うという、全社の構造改革プランに係わるものである。主な内訳は、コンポーネント部門で810百万円、本社部門で658百万円である。

(D) 固定資産の減損

当中間連結会計期間において、3,253百万円の固定資産の減損を計上している。

これは、固定資産の将来の収益性の見直しを行った結果、一部事業用資産において投資額の回収が見込めなくなったため、当該資産の帳簿価額を回収可能価額まで減額したものである。

この減損は資産の帳簿価額と将来見積キャッシュ・フローの現在価値との差額として計算される。

当中間期連結会計期間の3,253百万円は事業用資産に関するものであり、内訳は次のとおりである。

コンシューマ部門（百万円）	1,671
コンポーネント部門（百万円）	195
その他の部門（百万円）	1,387
合計（百万円）	3,253

コンシューマ部門については、主として電化機器において将来の収益性を見直したことにより、減損を認識したものである。

コンポーネント部門については、主として電子デバイスにおいて当期に新規追加取得した資産に対し、将来の収益性を見直したことにより、減損を認識したものである。

その他の部門については、主として当社所有の賃貸用資産の収益性の見直しを行ったことにより、減損を認識したものである。

なお、その他に構造改革費用として661百万円の固定資産減損を計上している。

(E) 退職加算金等

前中間連結会計期間における退職加算金は全社の構造改革プランに係わるものである。

前連結会計年度における退職加算金は主に、海外子会社に係わるものである。

18. セグメント情報

前中間連結会計期間より、当社は連結損益計算書の表示形式をマルチステップ方式（営業利益など段階利益を表示する方式）からシングルステップ方式（総収益から売上原価及び費用を控除し、段階利益を表示しない方式）に変更している。これに伴い、前中間連結会計期間よりセグメント情報における営業利益（損失）は、日本の会計慣行に従い、売上高及びその他の営業収益から売上原価、販売費及び一般管理費を控除して算出している。米国で一般に公正妥当と認められた会計原則では、（中間）連結損益計算書において、特定の費用（例えば再構築及び減損費用、異常な製品保証費等）は営業利益（損失）に含まれる。

【事業の種類別セグメント情報】

項目	前中間連結会計期間（平成17年４月１日～平成17年９月30日）						
	コンシューマ部門（百万円）	コマーシャル部門（百万円）	コンポーネント部門（百万円）	その他部門（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高及びその他の営業収益							
(1) 外部顧客に対する売上高及びその他の営業収益	562,824	117,659	449,302	85,057	1,214,842	－	1,214,842
(2) セグメント間の内部売上高及びその他の営業収益又は振替高	3,818	2,365	17,371	3,894	27,448	△27,448	－
計	566,642	120,024	466,673	88,951	1,242,290	△27,448	1,214,842
営業費用	578,696	118,030	472,841	86,367	1,255,934	△12,723	1,243,211
営業利益（△損失）	△12,054	1,994	△6,168	2,584	△13,644	△14,725	△28,369

項目	当中間連結会計期間（平成18年４月１日～平成18年９月30日）						
	コンシューマ部門（百万円）	コマーシャル部門（百万円）	コンポーネント部門（百万円）	その他部門（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高及びその他の営業収益							
(1) 外部顧客に対する売上高及びその他の営業収益	498,974	131,676	439,667	71,144	1,141,461	－	1,141,461
(2) セグメント間の内部売上高及びその他の営業収益又は振替高	2,804	607	16,262	2,394	22,067	△22,067	－
計	501,778	132,283	455,929	73,538	1,163,528	△22,067	1,141,461
営業費用	505,692	125,090	427,136	72,136	1,130,054	△4,434	1,125,620
営業利益（△損失）	△3,914	7,193	28,793	1,402	33,474	△17,633	15,841

項目	前連結会計年度（平成17年４月１日～平成18年３月31日）						
	コンシューマ部門（百万円）	コマーシャル部門（百万円）	コンポーネント部門（百万円）	その他部門（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高及びその他の営業収益							
(1) 外部顧客に対する売上高及びその他の営業収益	1,146,521	232,985	912,409	192,390	2,484,305	－	2,484,305
(2) セグメント間の内部売上高及びその他の営業収益又は振替高	7,874	3,287	36,039	6,547	53,747	△53,747	－
計	1,154,395	236,272	948,448	198,937	2,538,052	△53,747	2,484,305
営業費用	1,164,284	228,801	936,816	192,282	2,522,183	△20,724	2,501,459
営業利益（△損失）	△9,889	7,471	11,632	6,655	15,869	△33,023	△17,154

（注）1．事業区分の方法

製品の種類・性質、販売市場等の類似性に基づき、「コンシューマ部門」「コマーシャル部門」「コンポーネント部門」「その他部門」に区分している。

2．各事業区分に属する主な製品

コンシューマ部門　：テレビ・ビデオテープレコーダー・ＤＶＤプレーヤー・液晶プロジェクター等の映像機器、オーディオ機器、デジタルカメラ・電話機等の情報通信機器、冷蔵庫・エアコン・洗濯機・電子レンジ等の家庭用機器

コマーシャル部門　：ショーケース・大型エアコン・吸収式冷凍機等の業務用機器

コンポーネント部門：半導体、電子部品、一次電池、二次電池、太陽電池等

その他部門　　　　：物流、保守等

3．営業費用のうち消去又は全社の項目に含めた配賦不能営業費用の金額は、前中間連結会計期間14,591百万円、当中間連結会計期間17,240百万円及び前連結会計年度33,290百万円であり、主なものは、基礎的研究及び親会社の本社管理部門に係わる費用である。

4．前連結会計年度に非継続となった事業に関し、前中間連結会計期間の連結財務情報を一部組替再表示している。

【所在地別セグメント情報】

項目	前中間連結会計期間（平成17年４月１日～平成17年９月30日）						
	日本（百万円）	アジア（百万円）	北米（百万円）	その他（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高及びその他の営業収益							
(1) 外部顧客に対する売上高及びその他の営業収益	708,419	246,821	180,073	79,529	1,214,842	－	1,214,842
(2) セグメント間の内部売上高及びその他の営業収益又は振替高	342,359	278,993	1,957	725	624,034	△624,034	－
計	1,050,778	525,814	182,030	80,254	1,838,876	△624,034	1,214,842
営業費用	1,067,256	527,070	179,257	81,341	1,854,924	△611,713	1,243,211
営業利益（△損失）	△16,478	△1,256	2,773	△1,087	△16,048	△12,321	△28,369

項目	当中間連結会計期間（平成18年４月１日～平成18年９月30日）						
	日本（百万円）	アジア（百万円）	北米（百万円）	その他（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高及びその他の営業収益							
(1) 外部顧客に対する売上高及びその他の営業収益	620,282	262,567	179,145	79,467	1,141,461	－	1,141,461
(2) セグメント間の内部売上高及びその他の営業収益又は振替高	349,538	278,233	4,602	1,867	634,240	△634,240	－
計	969,820	540,800	183,747	81,334	1,775,701	△634,240	1,141,461
営業費用	950,308	534,770	175,942	81,526	1,742,546	△616,926	1,125,620
営業利益（△損失）	19,512	6,030	7,805	△192	33,155	△17,314	15,841

項目	前連結会計年度（平成17年４月１日～平成18年３月31日）						
	日本 （百万円）	アジア （百万円）	北米 （百万円）	その他 （百万円）	計 （百万円）	消去又は全社 （百万円）	連結 （百万円）
売上高及びその他の営業収益							
(1) 外部顧客に対する売上高及びその他の営業収益	1,459,417	503,398	352,332	169,158	2,484,305	—	2,484,305
(2) セグメント間の内部売上高及びその他の営業収益又は振替高	695,644	565,518	3,984	1,690	1,266,836	△1,266,836	—
計	2,155,061	1,068,916	356,316	170,848	3,751,141	△1,266,836	2,484,305
営業費用	2,143,475	1,067,372	348,977	175,623	3,735,447	△1,233,988	2,501,459
営業利益（△損失）	11,586	1,544	7,339	△4,775	15,694	△32,848	△17,154

（注）１．国又は地域の区分は、地理的近接度によっている。

２．本邦以外の区分に属する主な国又は地域

(1) アジア……韓国、中国（香港含む）、台湾、タイ、マレーシア、シンガポール、インドネシア、ベトナム、フィリピン

(2) 北　米……米国、カナダ

(3) その他……イギリス、ドイツ、イタリア、オーストラリア、ハンガリー、アラブ首長国連邦

３．営業費用のうち消去又は全社の項目に含めた配賦不能営業費用の金額は、前中間連結会計期間14,591百万円、当中間連結会計期間17,240百万円及び前連結会計年度33,290百万円であり、主なものは、基礎的研究及び親会社の本社管理部門に係わる費用である。

４．前連結会計年度に非継続となった事業に関し、前中間連結会計期間の連結財務情報を一部組替再表示している。

【海外売上高】

項目	前中間連結会計期間（平成17年４月１日～平成17年９月30日）			
	アジア	北米	その他	計
Ⅰ　海外売上高及びその他の営業収益（百万円）	299,413	184,994	122,258	606,665
Ⅱ　連結売上高及びその他の営業収益（百万円）				1,214,842
Ⅲ　海外売上高及びその他の営業収益の割合(%)	24.6	15.2	10.1	49.9

項目	当中間連結会計期間（平成18年４月１日～平成18年９月30日）			
	アジア	北米	その他	計
Ⅰ　海外売上高及びその他の営業収益（百万円）	313,931	183,125	119,755	616,811
Ⅱ　連結売上高及びその他の営業収益（百万円）				1,141,461
Ⅲ　海外売上高及びその他の営業収益の割合(%)	27.5	16.0	10.5	54.0

項目	前連結会計年度（平成17年４月１日～平成18年３月31日）			
	アジア	北米	その他	計
Ⅰ　海外売上高及びその他の営業収益（百万円）	621,273	364,225	253,488	1,238,986
Ⅱ　連結売上高及びその他の営業収益（百万円）				2,484,305
Ⅲ　海外売上高及びその他の営業収益の割合(%)	25.0	14.7	10.2	49.9

（注）１．国又は地域の区分は、地理的近接度によっている。

２．各区分に属する主な国又は地域

(1) アジア……韓国、中国（香港含む）、台湾、タイ、マレーシア、シンガポール、インドネシア、ベトナム

(2) 北　米……米国、カナダ

(3) その他……イギリス、ドイツ、イタリア、オーストラリア、ニュージーランド、アラブ首長国連邦

３．海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高である。

４．前連結会計年度に非継続となった事業に関し、前中間連結会計期間の連結財務情報を一部組替再表示している。

19. 重要な後発事象

1．転進支援制度に係る経過措置について

平成18年11月24日、当社および一部の連結子会社は、従来、転進支援制度として、転宅を伴う異動を命じられる等の一定の条件を満たす従業員が退職する場合に規定の退職金に加え退職時の年齢等に応じた転進支援金を支給しているが、構造改革の進捗に合わせて転進支援金を廃止する予定であるため、下記の優遇経過措置を実施し、退職者を募集することを決定した。

転進支援制度に係る経過措置の概要

1）対象者　：勤続10年以上かつ満50歳以上の一般従業員

2）募集期間：平成18年12月4日から平成18年12月18日まで

3）退職日　：平成19年１月20日

4）優遇措置：上記募集期間中に退職を申し出た場合、転宅を伴う異動等の条件に関わらず、規定の退職金に加え転進支援金を支給する。

5）再就職支援：希望者に対し外部の就職支援会社による再就職支援を行う。

当該経過措置に対し、967名が応募した。なお、これに伴う転進支援金約11,000百万円を当連結会計年度に計上する予定である。

2．当社連結子会社製電池パック「D06」の取替・回収について

平成18年12月７日、NTT ドコモグループおよび三菱電機株式会社は、当社の連結子会社である三洋ジーエスソフトエナジー株式会社製リチウムイオン電池を搭載している携帯電話「FOMA D902i」（三菱電機製）に関し、電池パック「D06」の一部取替・回収することを発表した。

NTT ドコモグループと三菱電機による一部取替・回収は、D902i 用の電池パック「D06」のうち平成18 年５月製造以前のものにおいて、ごく稀に、一定の条件下で、充電中もしくは充電直後に異常発熱し破裂する恐れがあることに対応するものである（取替対象個数：約130万個）。発生原因は、製造工程上の問題により電池内部の電極板が変形する場合があり、電池内部において電極板と絶縁シートが接触することで、絶縁シートが損傷する場合があるという不具合である。絶縁シートが損傷した不良電池パックは、外部からの衝撃に対して、電池内部で短絡が発生しやすくなっており、短絡によって異常発熱し、場合によっては破裂が発生するおそれがあるものである。

三洋ジーエスソフトエナジー株式会社は、当該問題を改善する対策をとるとともに、NTT ドコモグループ、三菱電機と連携をとり対応している。

三洋ジーエスソフトエナジー株式会社は、平成９年４月に設立され、平成15年に当社資本参加により連結子会社となった（当社出資比率51.0%）。その事業内容は、ポータブル機器用小型二次電池の開発、製造および販売である。

なお、本件に関わる回収費用については現在算定中のため、当社連結業績に与える影響は未確定である。

3．三洋エプソンイメージングデバイス株式会社の当社保有株式の譲渡

平成18年12月13日開催の取締役会において、平成16年10月にセイコーエプソン株式会社と共同出資により設立した三洋エプソンイメージングデバイス株式会社（以下SEID社）の当社保有株式全数をセイコーエプソン社に譲渡し、合弁解消を行うことを決議した。

SEID社は、液晶ディスプレイ事業を行っており、持分法を適用している。当社はSEID社より液晶ディスプレイを仕入れている。

SEID社設立以降、技術・ノウハウなどの融合を順次進めながら事業を展開してきたが、中・小型液晶ディスプレイ事業を取り巻く競争の激化により、予想を上回る大幅な価格下落などが続く中、当初見込んだ事業計画の達成に遅れが生じている状況にあったため、当社保有株式全数をセイコーエプソン社に譲渡し、合弁解消を行うことを決議したものである。

株式譲渡の概要は次のとおりである。

譲渡株数　　148,320株（当社保有株式全数、当社出資比率45.0%）

譲渡予定日　平成18年12月28日

なお、当該株式の譲渡損益については現在算定中であるが、重要性はない見込である。

(2)【その他】

該当事項はない。

2【中間財務諸表等】

(1)【中間財務諸表】

①【中間貸借対照表】

区分	注記番号	前中間会計期間末（平成17年9月30日） 金額（百万円）		構成比（%）	当中間会計期間末（平成18年9月30日） 金額（百万円）		構成比（%）	前事業年度の要約貸借対照表（平成18年3月31日） 金額（百万円）		構成比（%）
（資産の部）										
Ⅰ 流動資産										
1 現金及び預金		83,912			109,224			73,130		
2 金銭信託		—			192,000			264,800		
3 受取手形	（※1）	13,807			19,732			13,569		
4 売掛金		209,838			208,012			269,264		
5 棚卸資産		104,758			74,883			95,925		
6 その他		62,190			98,488			93,341		
貸倒引当金		△1,022			△7,711			△18,008		
流動資産合計			473,484	41.8		694,631	55.4		792,023	60.0
Ⅱ 固定資産										
(1) 有形固定資産	（※2）									
1 建物		96,323			76,597			81,239		
2 機械及び装置		76,515			69,082			69,562		
3 土地		60,097			39,841			43,567		
4 その他		32,200			27,952			28,099		
有形固定資産合計		265,136			213,474			222,469		
(2) 無形固定資産		16,368			10,822			12,202		
(3) 投資その他の資産										
1 投資有価証券		354,531			316,106			271,637		
2 長期貸付金		2,042			2,445			3,151		
3 その他		21,518			16,220			19,540		
貸倒引当金		△9			△9			△11		
投資その他の資産合計		378,082			334,763			294,317		
固定資産合計			659,588	58.2		559,060	44.6		528,989	40.0
資産合計			1,133,072	100.0		1,253,691	100.0		1,321,013	100.0

区分	注記番号	前中間会計期間末（平成17年９月30日）金額（百万円）		構成比（%）	当中間会計期間末（平成18年９月30日）金額（百万円）		構成比（%）	前事業年度の要約貸借対照表（平成18年３月31日）金額（百万円）		構成比（%）
（負債の部）										
Ⅰ　流動負債										
1　支払手形	（※１）	48			218			28		
2　買掛金		286,585			254,889			293,547		
3　短期借入金		20			9,201			9,210		
4　一年内償還社債		－			80,000			－		
5　未払金		92,116			81,537			86,632		
6　未払法人税等		450			450			597		
7　製品保証引当金		1,215			1,182			1,310		
8　その他		39,929			45,896			45,942		
流動負債合計			420,365	37.1		473,376	37.7		437,269	33.1
Ⅱ　固定負債										
1　社債		240,000			160,000			240,000		
2　長期借入金	（※５）	100,001			100,350			100,351		
3　退職給付引当金		93,640			89,848			91,152		
4　関係会社損失引当金		35,002			25,694			26,995		
5　その他		17,190			8,749			11,886		
固定負債合計			485,834	42.9		384,643	30.7		470,385	35.6
負債合計			906,200	80.0		858,020	68.4		907,655	68.7
（資本の部）										
Ⅰ　資本金			172,242	15.2		－	－		322,242	24.4
Ⅱ　資本剰余金										
1　資本準備金		234,743			－			384,771		
2　その他資本剰余金		1			－			－		
資本剰余金合計			234,745	20.7		－	－		384,771	29.1
Ⅲ　利益剰余金										
1　利益準備金		33,796			－			33,904		
2　任意積立金		18,889			－			18,889		
3　中間（当期）未処理損失		243,992			－			349,847		
利益剰余金合計			△191,307	△16.9		－	－		△297,053	△22.5
Ⅳ　その他有価証券評価差額金			18,579	1.6		－	－		10,825	0.8
Ⅴ　自己株式			△7,387	△0.6		－	－		△7,427	△0.5
資本合計			226,872	20.0		－	－		413,357	31.3
負債及び資本合計			1,133,072	100.0		－	－		1,321,013	100.0

区分	注記番号	前中間会計期間末（平成17年9月30日）金額（百万円）		構成比（%）	当中間会計期間末（平成18年9月30日）金額（百万円）		構成比（%）	前事業年度の要約貸借対照表（平成18年3月31日）金額（百万円）		構成比（%）
（純資産の部）										
Ⅰ　株主資本										
1　資本金			－	－		322,242	25.7		－	－
2　資本剰余金										
(1) 資本準備金		－			384,771			－		
資本剰余金合計			－	－		384,771	30.7		－	－
3　利益剰余金										
(1) 利益準備金		－			33,904			－		
(2) その他利益剰余金										
特別償却準備金		－			3,223					
退職給与積立金		－			300					
配当準備積立金		－			14,160					
固定資産圧縮積立金		－			119			－		
繰越利益剰余金		－			△363,337			－		
利益剰余金合計			－	－		△311,630	△24.8		－	－
4　自己株式			－	－		△7,454	△0.6		－	－
株主資本合計			－	－		387,928	31.0		－	－
Ⅱ　評価・換算差額等										
1　その他有価証券評価差額金			－	－		8,357	0.7		－	－
2　繰延ヘッジ損益			－	－		△614	△0.1		－	－
評価・換算差額等合計			－	－		7,742	0.6		－	－
純資産合計			－	－		395,671	31.6		－	－
負債純資産合計			－	－		1,253,691	100.0		－	－

② 【中間損益計算書】

		前中間会計期間 (自 平成17年4月1日 至 平成17年9月30日)			当中間会計期間 (自 平成18年4月1日 至 平成18年9月30日)			前事業年度の要約損益計算書 (自 平成17年4月1日 至 平成18年3月31日)		
区分	注記番号	金額(百万円)		百分比(%)	金額(百万円)		百分比(%)	金額(百万円)		百分比(%)
Ⅰ 売上高			646,479	100.0		593,713	100.0		1,353,445	100.0
Ⅱ 売上原価			593,466	91.8		517,903	87.2		1,212,169	89.6
売上総利益			53,012	8.2		75,809	12.8		141,275	10.4
Ⅲ 販売費及び一般管理費			83,218	12.9		87,471	14.8		181,347	13.4
営業損失			30,205	△4.7		11,661	△2.0		40,072	△3.0
Ⅳ 営業外収益										
1 受取利息		546			847			725		
2 受取配当金		7,406			4,159			8,691		
3 その他		11,815			12,758			24,885		
営業外収益合計			19,768	3.1		17,764	3.0		34,303	2.5
Ⅴ 営業外費用										
1 支払利息		2,664			2,759			5,326		
2 その他		18,552			12,242			37,180		
営業外費用合計			21,216	3.3		15,002	2.5		42,506	3.1
経常損失			31,653	△4.9		8,899	△1.5		48,275	△3.6
Ⅵ 特別利益	(※1)		16,975	2.6		11,143	1.9		75,658	5.6
Ⅶ 特別損失	(※2,4)		158,195	24.4		15,623	2.7		303,921	22.4
税引前中間(当期)純損失			172,873	△26.7		13,379	△2.3		276,538	△20.4
法人税、住民税及び事業税		1,373			1,481			3,814		
法人税等調整額		81,074	82,448	12.8	△288	1,192	0.2	80,638	84,453	6.3
中間(当期)純損失			255,322	△39.5		14,571	△2.5		360,991	△26.7
前期繰越利益			11,329			−			11,329	
合併による未処理損失受入額			−			−			182	
自己株式処分差損			−			−			1	
中間(当期)未処理損失			243,992			−			349,847	

③【中間株主資本等変動計算書】

当中間会計期間（自平成18年４月１日　至平成18年９月30日）

	株主資本											
	資本金	資本剰余金	利益剰余金							自己株式	株主資本合計
		資本準備金	利益準備金	その他利益剰余金					利益剰余金合計		
				特別償却準備金	退職給与積立金	配当準備積立金	固定資産圧縮積立金	繰越利益剰余金			
平成18年３月31日　残高（百万円）	322,242	384,771	33,904	4,309	300	14,160	119	△349,847	△297,053	△7,427	402,531
中間会計期間中の変動額											
特別償却準備金の取崩				△1,086				1,086	－		－
中間純損失								△14,571	△14,571		△14,571
自己株式の取得										△38	△38
自己株式の処分								△5	△5	12	7
株主資本以外の項目の中間会計期間中の変動額（純額）											
中間会計期間中の変動額合計（百万円）	－	－	－	△1,086	－	－	－	△13,490	△14,576	△26	△14,603
平成18年９月30日　残高（百万円）	322,242	384,771	33,904	3,223	300	14,160	119	△363,337	△311,630	△7,454	387,928

	評価・換算差額等			純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	評価・換算差額等合計	
平成18年３月31日　残高（百万円）	10,825	－	10,825	413,357
中間会計期間中の変動額				
特別償却準備金の取崩				－
中間純損失				△14,571
自己株式の取得				△38
自己株式の処分				7
株主資本以外の項目の中間会計期間中の変動額（純額）	△2,467	△614	△3,082	△3,082
中間会計期間中の変動額合計（百万円）	△2,467	△614	△3,082	△17,685
平成18年９月30日　残高（百万円）	8,357	△614	7,742	395,671

継続企業の前提に重要な疑義を抱かせる事象又は状況

前中間会計期間 （自　平成17年４月１日 至　平成17年９月30日）	当中間会計期間 （自　平成18年４月１日 至　平成18年９月30日）	前事業年度 （自　平成17年４月１日 至　平成18年３月31日）
当社は、前事業年度に87,800百万円の当期純損失を計上し、当中間会計期間においても255,322百万円の中間純損失を計上した。当該状況により、継続企業の前提に重要な疑義が存在しているが、当該状況を解消するための経営計画等は以下のとおりである。	当社は、前々事業年度に87,800百万円、前事業年度に360,991百万円の当期純損失を計上し、当中間会計期間においても 14,571百万円の中間純損失を計上した。また、当社が締結しているシンジケートローン契約及びコミットメントライン契約には、財務制限条項が付されている。当該状況により、継続企業の前提に重要な疑義が存在しているが、当該状況を解消するために以下の通り、経営計画等を策定し推進している。	当社は、前事業年度に87,800百万円の当期純損失を計上し、また、当事業年度においても360,991百万円の当期純損失を計上した。当該状況により、継続企業の前提に重要な疑義が存在しているが、当該状況を解消するために以下のとおり、経営計画等を策定し推進している。
1. 中期経営計画策定の背景と骨子 ここ数年間の、グローバルな競争の激化等により、当社グループは厳しい経営環境にあった。そうした中、平成16年10月の新潟県中越地震により半導体の主力製造子会社である新潟三洋電子㈱が被災し、多大な損失を被った。さらに、利益低下に伴う財務処理もあって、前連結会計年度においては171,544百万円という多額の連結最終赤字を計上し、当連結会計年度においても多額の赤字計上を見込まざるを得ない状況に陥っている。 このような厳しい経営状況に対し、当社グループは、平成17年７月より「Think GAIA」という新ビジョンのもと、「SANYO EVOLUTION PROJECT」によって、まずスリム化、そして再構築、成長へ向かうことを宣言し、中期経営計画を策定した。 2. 事業戦略と重点施策 当中期経営計画においては、事業ポートフォリオを見直し、①コア事業、②構造改革事業、の２つに区分けした。	1. 中期経営計画の進捗状況 ここ数年間はグローバルな競争激化等により、当社は厳しい経営環境にあり、こうした中、平成16年10月に発生した新潟県中越地震の影響もあり、前々連結会計年度においては、171,544百万円という多額の連結最終赤字を計上した。こうした全社的な危機を乗り越えるため、平成17年７月に新ビジョン「Think GAIA」を打ち出し、企業価値向上に向けて、抜本的構造改革の推進と、コア事業への経営資源のシフトを加速した。そして、再構築、成長への決意を宣言し、具体的には、①事業の選択と集中を明確化すること、②抜本的かつ具体性のある構造改革（事業のリストラ）を断行すること、③経営全般にわたる非効率（ムリ、ムラ、ムダ）を排除し収益力を強化すること、④競争の激しい業界にあって生き残るためにも有利子負債を削減し、財務体質の強化を図ること、といった施策を当社グループ全体をあげて、早急かつ具体的に実行に移すとともに、⑤コア事業への経営資源の投入とリスクをミニマイズし十分な将来キャッシュ・フローを創出し得るための明確な成長戦略が必要となると判断し、平成17年11月に、「強い三洋電機の復活」を目指す中期経営計画を策定した。	1. 中期経営計画策定の背景と骨子 ここ数年間の、グローバルな競争の激化等により、当社グループは厳しい経営環境にあった。そうした中、平成16年10月の新潟県中越地震により半導体の主力製造子会社である新潟三洋電子㈱（現　三洋半導体製造㈱）が被災し、多大な損失を被った。さらに、利益低下に伴う財務処理もあって、前連結会計年度においては171,544百万円という多額の連結最終赤字を計上し、当連結会計年度においても205,661百万円という多額の連結最終赤字を計上した。 このような厳しい経営状況に対し、当社グループは、平成17年７月よりスタートした新ビジョン「Think GAIA」に基づく、「SANYO EVOLUTION PROJECT」では、まずスリム化、そして再構築、成長へ向かうことを宣言するとともに、本格的な事業の選択と集中に着手し、抜本的な構造改革を推進している。 2. 事業戦略と重点施策 事業ポートフォリオを見直し、①コア事業、②構造改革事業、の２つに区分けし、対処することとした。

前中間会計期間 （自　平成17年４月１日 至　平成17年９月30日）	当中間会計期間 （自　平成18年４月１日 至　平成18年９月30日）	前事業年度 （自　平成17年４月１日 至　平成18年３月31日）
①コア事業 当社グループが目指す新ビジョンThink GAIAの実現に必要な事業であって、かつグローバルな成長性、収益性、ポジション、グローバル化およびコアコンピタンス等の面からコア事業として、１）パワーソリューション、２）冷熱機器、コマーシャル、３）パーソナル・モバイル機器を選定し、重点的強化を図ることとした。 ②構造改革事業 現在のままでは財務上の多大な負担となっている事業を選定し、それぞれの事業について、製造・販売などの事業の各プロセスの改革や縮小撤退等を行い、選択と集中による拠点の撤退や製品の改廃などの施策を早急に推進することとした。具体的には半導体事業、ＡＶ事業、白物事業、金融事業等の抜本的改革を実施する。	前事業年度は、205,661百万円というさらに多額の連結最終赤字を計上し、2期連続の赤字となったものの、中期経営計画に沿って構造改革事業と位置付けていた半導体事業、金融事業、有機ＥＬ事業等に目処をつけるとともに、テレビ事業については競争力強化のため他社との合弁会社設立の基本合意締結を行った。また、不採算海外事業の清算といった構造改革の実施等、抜本的構造改革の達成に向けた施策を順次実行し、さらに有利子負債削減、遊休資産の処分、人員削減に関しても、それぞれ当初計画を上回る実績を残すことができた。 当事業年度に入り、半導体事業に関して、分社化実施、固定費の削減を実行、一方、落ち込んでいた売上が回復基調に乗り、昨年度の赤字から黒字転換し収益に貢献できる事業となった。一方、白物家電・テレビ事業については、昨年度の中期経営計画で想定していた以上の抜本的構造改革を推し進め、10月には中国ハイアール社と冷蔵庫事業の戦略的提携を発表したとおり他社とのアライアンスによる事業構造の転換を図るとともに、国内営業体制の大幅見直しも実施し、当事業年度中に抜本的な構造改革を完遂し、翌事業年度に収益回復を見込んでいる。 一方、中期経営計画においてコア事業として位置づけた携帯電話・デジタルカメラ事業は、その後の事業環境の大きな変化に対応しきれず、当初計画の達成が困難となり、事業計画の変更を行うことが必要となった。これに伴い、再度両事業の戦略の練り直しを行った。 以上のような事業環境の変化等も踏まえ、昨年度策定した中期経営計画の一部を見直し、抜本的構造改革の完遂および収益の回復、さらにはコア事業のなかでも、集中投資をする事業を明確にし、着実な成長の実現を目指していく。	①コア事業 当社グループが目指す新ビジョン「Think GAIA」の実現に必要な事業であって、かつグローバルな成長性、収益性、ポジションおよびコアコンピタンス等を有するコア事業として、１）パワーソリューション、２）冷熱機器、コマーシャル、３）パーソナルモバイル機器を選定し、重点的強化を図ることとした。 コア事業の進捗状況については、 ・平成18年１月31日、ドイツ フォルクスワーゲン社とハイブリッド自動車（ＨＥＶ）用次世代ニッケル水素電池システムの共同開発を進めることで合意するなど、その成長・拡大に向けた積極的な事業展開を図った。 ②構造改革事業 現在のままでは財務上の多大な負担となっている事業を選定し、それぞれの事業について、製造・販売などの事業の各プロセスの改革や縮小撤退等を行い、選択と集中による拠点の統廃合や製品の改廃などの施策を早急に推進することとした。具体的には半導体事業、ＡＶ事業（テレビ等）、白物家電事業、金融事業等の抜本的改革を実施する。 構造改革事業の進捗状況については、 ・金融事業では、三洋電機クレジット㈱の株式の一部を他社へ譲渡した。 ・テレビ事業では、平成18年３月17日、台湾 クオンタ・コンピュータ社とフラットテレビ事業の合弁会社設立に向けて基本合意した。 ・半導体事業では、平成18年7月1日を分割期日とする当該事業の分社化を決定した。 など、「中期経営計画」の実現に向けた抜本的改革を行った。

前中間会計期間 (自　平成17年4月1日 至　平成17年9月30日)	当中間会計期間 (自　平成18年4月1日 至　平成18年9月30日)	前事業年度 (自　平成17年4月1日 至　平成18年3月31日)
3.機能力と財務体質の強化 資材購買、物流、品質、サービス、ＩＴ、生産技術などの各機能について、全社的なクロスファンクション活動による見直し、機能力強化、経費削減を推進する。 労務費面では、撤退事業に加え、人員削減、再配置等を推進し、コスト構造を改善する。さらに弱かったブランド・マーケティングおよび本社機能の強化を図る。 財務面では国内工場跡地の売却はもとより、本社や研究所、営業拠点の売却または流動化、上場株式の売却、棚卸資産の圧縮に努め、総資産の圧縮を図るとともに、有利子負債を削減して財務体質の強化を鋭意推進する。 4.資本政策 重要な後発事象に記載のとおり、平成17年12月21日、構造改革の一段の加速・推進並びに今後のコア事業を中心とした成長戦略に必要な設備投資等を行うために、当社が3,000億円の優先株式を発行し、大和証券エスエムビーシープリンシパル・インベストメンツ株式会社、ゴールドマン・サックス・グループ及び株式会社三井住友銀行がこれを引き受けることで基本合意した。 当中間会計期間の中間財務諸表は継続企業を前提として作成されており、このような重要な疑義の存在を当中間財務諸表には反映していない。	2.今後の方針 強い三洋電機を復活させるためには、当社が長期安定的に収益を獲得できる力を早期に回復することが重要であり、そのためには、（1）構造改革を完遂し赤字の要因を除去すること、（2）事業ポートフォリオを長期安定的に収益獲得できるものとすること、が不可欠である。 （1）抜本的構造改革の完遂 当社の収益力を回復し、金融機関・マーケットの信頼を取り戻すため、以下のすべての構造改革案件を早期かつ徹底的に実行する。 ①昨年度発表した中期経営計画において構造改革事業として位置づけた白物家電・テレビ・半導体事業における構造改革を完遂するため、事業撤退・人員削減・不採算子会社の清算/撤退等の具体的な追加施策を盛り込んだ。 ②携帯電話・デジタルカメラ事業については事業収支の変動が大きな事業に属する。このような特性を持つ事業形態においては、売上高の増大を目指すのに加えて、生産体制などを見直すことにより徹底的に固定費の削減を行い、急激な事業環境変化にも対応できる体制構築を急ぐこととした。 ③不採算事業・不採算会社についても原則撤退・清算を視野に入れ改革を継続する。当社が保有するグループ会社の株式も、事業運営上、効果が低いものについては原則売却する方向で検討を進める。	3.機能力と財務体質の強化 資材購買、物流、品質、サービス、ＩＴ、生産技術などの各機能について、全社的なクロスファンクション活動により見直し、機能力強化、経費削減を推進している。 また、労務費面では、撤退事業に加え、人員の削減・再配置等を推進し、コスト構造の改善を進めている。人員削減については、削減計画どおりに遂行した。さらにブランド・マーケティングおよび本社機能の強化を図っている。 財務面では国内工場跡地の売却はもとより、本社や研究所、営業拠点などを対象とした売却または流動化、上場株式の売却、棚卸資産の圧縮に努め、総資産の圧縮を図るとともに、有利子負債を削減して財務体質の強化を鋭意推進している。 4.資本政策 構造改革を加速・推進するとともに、今後のコア事業を中心とした成長戦略に必要な設備投資及び研究開発投資等を行うため、また、財務基盤の強化と当社グループの信用力回復を図り、「中期経営計画」の達成を確実なものとするため、臨時株主総会での承認を経て、平成18年3月14日に総額3,000億円の第三者割当増資を実施した。第三者割当増資を実施したことにより、当社グループの再成長に向けた財務基盤が整った。 当事業年度の財務諸表は継続企業を前提として作成されており、このような重要な疑義の存在を当財務諸表には反映していない。

前中間会計期間 (自　平成17年４月１日 至　平成17年９月30日)	当中間会計期間 (自　平成18年４月１日 至　平成18年９月30日)	前事業年度 (自　平成17年４月１日 至　平成18年３月31日)
	（2）コア事業の更なる成長加速 ①平成22年に向けた事業ポートフォリオ 当社事業の競争力について改めて検討した。競争力の判断基準としては、(ⅰ)市場での優位性（トップシェアもしくはそれに準ずる）、(ⅱ)市場の堅実な成長、(ⅲ)安定した収益を確保可能、(ⅳ)優位な技術の保有、(ⅴ)効率的営業が可能な「見える顧客」に対する営業力を保有、とした。 この検討の結果、パワーソリューション、冷熱・コマーシャル、電子部品事業に資源を集中的に投資し、新たな成長エンジン確立と全社利益牽引の両立を図るための基本施策を検討し、またパーソナル・モバイル事業については、事業のリスクに鑑み、売上減少時においても利益が確保できる体質に転換し、その中でヒット商品による売上増大を狙うこととした。 その他の構造改革事業である白物家電事業においても、洗浄機器・生活家電については、AQUAなど差別化できる特長的商品を生み出していることから、収益貢献ができる事業であり、これらは継続的な黒字を確保できるような体制作りに専念する。 ②関係会社・生産拠点の再編 関係会社が多数存在することにより、多額のコストが発生し、経営資源も分散していることから整理・清算、事業統合による事業効率向上を推進する。	

前中間会計期間 (自　平成17年4月1日 至　平成17年9月30日)	当中間会計期間 (自　平成18年4月1日 至　平成18年9月30日)	前事業年度 (自　平成17年4月1日 至　平成18年3月31日)
	(3) 機能力の強化 ①グローバル機能の強化 本年10月「GLOBAL EVOLUTION PJ推進グループ」を設置し、Corporate DNA Evolution Planが進める「ビジネスモデルの変革によるムリ・ムラ・ムダの徹底排除」、グローバル経営管理機能の実現、コーポレートブランドの革新、Think GAIAビジョン実現のためグローバルな商品開発を実現させ、当社を継続的なグローバル企業としての展開を図れるようにしていく。 ②ファシリティーの変身 生産の海外移管や商品の生産中止・見直しから、淀川、吹上、足利、北条の各工場を閉鎖してきたが、現在、これによる「技術の散在」「ノウハウの毀損」などの製造力の低下が見られる。 よって、「コスト削減の更なる推進」と同時に、「メーカー機能の強化」を両立させるため、「ファシリティーの変身」を推進していく。 　以上、今回、もう一段踏み込んだ見直しを実施することにより、構造改革を完遂させ、さらに来期以降の成長戦略を確かなものとしていく。従って、当面シンジケートローン契約及びコミットメントライン契約に付されている財務制限条項にも抵触しないものと判断している。 当中間会計期間の中間財務諸表は継続企業を前提として作成されており、このような重要な疑義の存在を当中間財務諸表に反映していない。	

中間財務諸表作成の基本となる重要な事項

摘要	前中間会計期間 （自　平成17年４月１日 至　平成17年９月30日）	当中間会計期間 （自　平成18年４月１日 至　平成18年９月30日）	前事業年度 （自　平成17年４月１日 至　平成18年３月31日）
１．資産の評価基準及び評価方法	(1) 有価証券 子会社株式及び関連会社株式 移動平均法による原価法 その他有価証券（時価のあるもの） 中間決算日の市場価格等に基づく時価法 （評価差額は全部資本直入法、売却原価は移動平均法） その他有価証券（時価のないもの） 移動平均法による原価法 (2) デリバティブ 時価法 (3) ― (4) 棚卸資産 評価基準　　原価法 評価方法 製品、仕掛品は総平均法、原材料は移動平均法、部品は先入先出法	(1) 有価証券 子会社株式及び関連会社株式 同左 その他有価証券（時価のあるもの） 中間決算日の市場価格等に基づく時価法 （評価差額は全部純資産直入法、売却原価は移動平均法） その他有価証券（時価のないもの） 同左 (2) デリバティブ 同左 (3) 金銭信託 時価法 (4) 棚卸資産 同左	(1) 有価証券 子会社株式及び関連会社株式 同左 その他有価証券（時価のあるもの） 決算日の市場価格等に基づく時価法 （評価差額は全部資本直入法、売却原価は移動平均法） その他有価証券（時価のないもの） 同左 (2) デリバティブ 同左 (3) 金銭信託 同左 (3) 棚卸資産 同左
２．固定資産の減価償却の方法	(1) 有形固定資産 法人税法と同一の基準を採用し、定率法による。 ただし、平成10年４月１日以降に取得した建物(建物附属設備を除く。)については、定額法による。 (2) 無形固定資産 法人税法と同一の基準を採用し、定額法による。 ソフトウエアについては主として利用可能期間に基づく定額法による。	(1) 有形固定資産 定率法による。 ただし、平成10年４月１日以降に取得した建物（建物附属設備を除く。）については、定額法による。 (2) 無形固定資産 定額法による。 自社利用のソフトウエアについては、社内における利用可能期間（５年）に基づく定額法、市場販売目的のソフトウエアについては、見込販売数量に基づく償却額と見込販売有効期間（３年以内）に基づく均等償却額とのいずれか大きい額を計上している。	(1) 有形固定資産 同左 (2) 無形固定資産 同左
３．引当金の計上基準	(1) 貸倒引当金 債権の貸倒れによる損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上している。	(1) 貸倒引当金 同左	(1) 貸倒引当金 同左

摘要	前中間会計期間 (自　平成17年4月1日 至　平成17年9月30日)	当中間会計期間 (自　平成18年4月1日 至　平成18年9月30日)	前事業年度 (自　平成17年4月1日 至　平成18年3月31日)
	(2) 製品保証引当金 販売した製品の無償サービス費用に充てるため、必要見込額を計上している。 (3) 退職給付引当金 従業員の退職給付に備えるため、当事業年度末における退職給付債務及び年金資産の見込額に基づき、当中間会計期間末において発生していると認められる額を計上している。 数理計算上の差異は、各事業年度の発生時における従業員の平均残存勤務年数による定額法により按分した額をそれぞれ発生の翌事業年度から費用処理する。 (4) 関係会社損失引当金 関係会社の事業に係る損失の当社負担に備えるため、関係会社の財政状態等を勘案し、当該関係会社への投融資額を超えて負担が見込まれる額を引当計上している。	(2) 製品保証引当金 同左 (3) 退職給付引当金 同左 (4) 関係会社損失引当金 同左	(2) 製品保証引当金 同左 (3) 退職給付引当金 従業員の退職給付に備えるため、当事業年度末における退職給付債務及び年金資産の見込額に基づき計上している。 数理計算上の差異は、各事業年度の発生時における従業員の平均残存勤務年数による定額法により按分した額をそれぞれ発生の翌事業年度から費用処理する。 (4) 関係会社損失引当金 同左
4．リース取引の処理方法	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっている。	同左	同左
5．ヘッジ会計の方法	外貨建債権債務及び外貨建予定取引に対し、為替変動リスクをヘッジするため為替予約を行い、振当処理及び繰延ヘッジ処理を行っている。また、有利子負債に対し、金利変動リスクをヘッジするため金利スワップを行い、スワップの特例処理を行っている。為替予約、金利スワップとも社内の規定に基づき行っており、ヘッジ有効性の判定についてはヘッジ手段とヘッジ対象に関する重要な条件が同一であることを確認している。	同左	同左
6．消費税等の会計処理	税抜方式を採用している。なお、仮払消費税等及び仮受消費税等は相殺のうえ、中間貸借対照表上流動資産の「その他」に含めて表示している。	税抜方式を採用している。なお、仮払消費税等及び仮受消費税等は相殺のうえ、中間貸借対照表上流動負債の「未払金」に含めて表示している。	税抜方式を採用している。

（会計方針の変更）

前中間会計期間 （自　平成17年４月１日 至　平成17年９月30日）	当中間会計期間 （自　平成18年４月１日 至　平成18年９月30日）	前事業年度 （自　平成17年４月１日 至　平成18年３月31日）
（固定資産の減損に係る会計基準） 当中間会計期間より、固定資産の減損に係る会計基準（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会　平成14年８月９日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準適用指針第６号　平成15年10月31日）を適用している。これにより税引前中間純損失は32,453百万円増加している。 なお、減損損失累計額については、改正後の中間財務諸表等規則に基づき各資産の金額から直接控除している。	――――――	（固定資産の減損に係る会計基準） 当期より、固定資産の減損に係る会計基準（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会　平成14年８月９日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準適用指針第６号　平成15年10月31日）を適用している。これにより税引前当期純損失は45,569百万円増加している。 なお、減損損失累計額については、改正後の財務諸表等規則に基づき各資産の金額から直接控除している。
――――――	（貸借対照表の純資産の部の表示に関する会計基準） 当中間会計期間より、「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第５号　平成17年12月９日）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第８号　平成17年12月９日）を適用している。 これまでの資本の部の合計に相当する金額は396,286百万円である。 なお、当中間会計期間における中間貸借対照表の純資産の部については、中間財務諸表等規則の改正に伴い、改正後の中間財務諸表等規則により作成している。	――――――
――――――	（企業結合に係る会計基準等） 当中間会計期間より、「企業結合に係る会計基準」（企業会計審議会　平成15年10月31日）及び「事業分離等に関する会計基準」（企業会計基準委員会　平成17年12月27日　企業会計基準第７号）並びに「企業結合会計基準及び事業分離等会計基準に関する適用指針」（企業会計基準委員会　平成17年12月27日　企業会計基準適用指針第10号）を適用している。	――――――

注記事項

（中間貸借対照表関係）

摘要	前中間会計期間末 (平成17年９月30日)	当中間会計期間末 (平成18年９月30日)	前事業年度末 (平成18年３月31日)
(※１)中間会計期間末日が休日のため同日満期の手形は未決済のものとしてそれぞれの科目に含めている。	――――――	(百万円) 受取手形 2,033 支払手形 168	――――――
(※２)有形固定資産の減価償却累計額	(百万円) 488,466	(百万円) 422,032	(百万円) 474,988
取得価額から控除している圧縮記帳額	1,211	1,189	1,201
(３) 偶発債務			
(借入金等に対する保証債務残高)	(百万円) 三洋半導体製造㈱ 24,937 従業員(住宅借入金) 16,799 その他　３社 1,503 合計 43,241	(百万円) 三洋半導体製造㈱ 24,285 従業員(住宅借入金) 14,438 その他　13社 11,230 合計 49,954	(百万円) 三洋半導体製造㈱ 24,611 従業員(住宅借入金) 15,610 三洋ジャヤ電子部品（インドネシア）㈱ 3,211 その他　15社 12,734 合計 56,168
(借入金等に対する保証予約残高)	(百万円) 三洋半導体製造㈱ 24,970 (株)エスケイ・ディスプレイ 6,383 三洋オートメディア㈱ 5,320 その他　14社 18,574 合計 55,248	(百万円) 三洋半導体製造㈱ 14,655 三洋ユニバーサル電機㈱ 7,401 三洋オートメディア㈱ 5,541 その他　15社 11,423 合計 39,021	(百万円) 三洋半導体製造㈱ 21,680 三洋ユニバーサル電機㈱ 7,264 三洋オートメディア㈱ 5,521 その他　15社 13,733 合計 48,200
(外貨建売掛債権譲渡に伴う買戻義務)	(百万円) 21,977	(百万円) 7,498	(百万円) 8,698
(４) 貸出コミットメント契約	当社は、安定的な運転資金枠の確保のため、取引銀行４行と、貸出コミットメント契約を締結している。 当中間会計期間末における貸出コミットメントに係る借入未実行残高等はつぎのとおりである。 (百万円) 貸出コミットメントの総額 100,000 借入実行残高 － 差引額 100,000	当社は、安定的な運転資金枠の確保のため、取引銀行４行と、貸出コミットメント契約を締結している。 当中間会計期間末における貸出コミットメントに係る借入未実行残高等はつぎのとおりである。 (百万円) 貸出コミットメントの総額 100,000 借入実行残高 － 差引額 100,000	当社は、安定的な運転資金枠の確保のため、取引銀行４行と、貸出コミットメント契約を締結している。 当事業年度末における貸出コミットメントに係る借入未実行残高等はつぎのとおりである。 (百万円) 貸出コミットメントの総額 100,000 借入実行残高 － 差引額 100,000

摘要	前中間会計期間末 (平成17年９月30日)	当中間会計期間末 (平成18年９月30日)	前事業年度末 (平成18年３月31日)
(※５)財務制限条項	シンジケートローン契約（借入残高100,000百万円）において当社は、株式会社格付投資情報センター及び株式会社日本格付研究所の長期債務格付の内、いずれか高い方を、BBBマイナス以上に維持することを確約している。この確約が維持できない場合は、多数貸付人の請求に基づき、当社は本契約上の債務について期限の利益を失う。 コミットメントライン契約（借入実行残高－百万円、借入未実行残高100,000百万円）において当社は、株式会社格付投資情報センター及び株式会社日本格付研究所の長期債務格付の内、いずれか高い方を、BBBマイナス以上に維持することを確約している。この確約が維持できない場合は、多数貸付人の請求に基づき、当社は本契約上の債務について期限の利益を失い、かつ全貸付人の貸付義務は消滅する。	同左	同左

（中間損益計算書関係）

摘要	前中間会計期間 （自　平成17年４月１日 至　平成17年９月30日）	当中間会計期間 （自　平成18年４月１日 至　平成18年９月30日）	前事業年度 （自　平成17年４月１日 至　平成18年３月31日）
（※１）特別利益	固定資産売却益154百万円（機械及び装置92百万円、その他62百万円）、投資有価証券売却益11,391百万円及び関係会社株式売却益5,428百万円である。	固定資産売却益7,657百万円（機械及び装置53百万円、土地7,594百万円、その他8百万円）、投資有価証券売却益2,022百万円、関係会社株式売却益1,396百万円、貸倒引当金戻入額4百万円及び抱合せ株式消滅差益62百万円である。	固定資産売却益14,360百万円（機械及び装置151百万円、土地14,177百万円、その他31百万円）、投資有価証券売却益39,161百万円及び関係会社株式売却益22,136百万円である。
（※２）特別損失	固定資産処分損2,599百万円（機械及び装置1,638百万円、建物654百万円、その他306百万円）、投資有価証券売却損272百万円、関係会社株式等評価損71,403百万円、関係会社損失引当金繰入額35,002百万円、構造改革費用15,244百万円及び減損損失33,673百万円である。	固定資産処分損970百万円（機械及び装置694百万円、建物91百万円、その他185百万円）、関係会社株式等評価損8,389百万円、関係会社損失引当金繰入額1,542百万円、貸倒引当金繰入額416百万円、構造改革費用1,691百万円及び減損損失2,613百万円である。	固定資産処分損5,366百万円（機械及び装置3,375百万円、建物843百万円、土地1,591百万円、その他1,148百万円、なお、構造改革に係る固定資産処分損1,593百万円を構造改革費用に振替えている。）、投資有価証券売却損320百万円、関係会社株式売却損244百万円、関係会社株式等評価損149,893百万円、関係会社損失引当金繰入額17,506百万円、貸倒引当金繰入額5,800百万円、構造改革費用82,597百万円及び減損損失42,191百万円である。
（３）減価償却実施額			
	（百万円）	（百万円）	（百万円）
有形固定資産	19,185	14,665	37,739
無形固定資産	3,271	2,286	6,008
合計	22,457	16,952	43,747

摘要	前中間会計期間 （自　平成17年４月１日 至　平成17年９月30日）	当中間会計期間 （自　平成18年４月１日 至　平成18年９月30日）	前事業年度 （自　平成17年４月１日 至　平成18年３月31日）
(※４)減損損失	当社は、事業の種類、製品カテゴリー等を総合的に勘案し、資産のグルーピングを行っている。 売却予定資産及び遊休資産における市場価値の下落、また一部事業用資産において収益性の低下により投資額の回収が見込めなくなったため、当該資産の帳簿価額を回収可能価額まで減額し、当該減少額を減損損失計上額として33,673百万円特別損失に計上している。 減損損失については、次のとおりである。 半導体事業にかかる事業用資産（群馬県邑楽郡ほか）18,245百万円 長期前払費用 5,926百万円、建物 3,724百万円、ソフトウエア 3,696百万円、その他 4,897百万円 ライフソリューション事業にかかる事業用資産（滋賀県大津市及び兵庫県加西市ほか）4,784百万円 工具器具及び備品 1,942百万円、建物 1,597百万円、その他 1,244百万円 冷蔵庫事業にかかる事業用資産（群馬県邑楽郡ほか）3,313百万円 工具器具及び備品 1,240百万円、建物 1,049百万円、その他 1,024百万円 その他の事業にかかる事業用資産（群馬県邑楽郡ほか）4,341百万円 建物 1,609百万円、機械及び装置 1,235百万円、その他 1,496百万円 売却予定資産（神奈川県横浜市ほか）1,815百万円 土地 1,342百万円、建物 452百万円、その他 21百万円 遊休資産（兵庫県加西市ほか）1,173百万円 土地 1,051百万円、建物 114百万円、その他 8百万円	当社は、事業の種類、製品カテゴリー等を総合的に勘案し、資産のグルーピングを行っている。 賃貸資産における市場価値の下落、また一部事業用資産において収益性の低下により投資額の回収が見込めなくなったため、当該資産の帳簿価額を回収可能価額まで減額し、当該減少額を減損損失計上額として 2,613百万円特別損失に計上している。 減損損失については、次のとおりである。 賃貸資産（茨城県つくば市ほか）1,387百万円 土地 1,061百万円、建物 295百万円、その他 30百万円 ホームエレクトロニクス空調事業にかかる事業用資産（群馬県邑楽郡ほか） 545百万円 工具器具及び備品 218百万円、機械及び装置 212百万円、その他 114百万円 コマーシャル空調事業にかかる事業用資産（群馬県邑楽郡ほか）292百万円 機械及び装置 129百万円、工具器具及び備品 126百万円、その他 36百万円 その他の事業にかかる事業用資産（群馬県邑楽郡ほか）388百万円 建設仮勘定 198百万円、工具器具及び備品 85百万円、その他 104百万円 賃貸資産及び事業用資産については、回収可能価額を正味売却価額により測定しており、正味売却価額には、資産の見積り処分価額、不動産鑑定評価額等を使用している。	当社は、事業の種類、製品カテゴリー等を総合的に勘案し、資産のグルーピングを行っている。 売却予定資産及び遊休資産における市場価値の下落、また一部事業用資産において収益性の低下により投資額の回収が見込めなくなったため、当該資産の帳簿価額を回収可能価額まで減額し、当該減少額を減損損失計上額として53,036百万円を特別損失に計上している。なお、このうち構造改革事業にかかる減損損失10,845百万円は構造改革費用に含めて計上している。 減損損失については、次のとおりである。 半導体事業にかかる事業用資産（群馬県邑楽郡ほか）27,258百万円 長期前払費用 8,359百万円、ソフトウエア 6,302百万円、建物 5,795百万円、その他 6,800百万円 冷蔵庫事業にかかる事業用資産（群馬県邑楽郡ほか）3,738百万円 工具器具及び備品 1,518百万円、建物 1,061百万円、その他 1,158百万円 洗浄機器事業にかかる事業用資産（滋賀県大津市ほか）3,451百万円 工具器具及び備品 1,414百万円、建物 996百万円、その他 1,040百万円 コマーシャル空調事業にかかる事業用資産（群馬県邑楽郡ほか）3,225百万円 建物 1,593百万円、機械 819百万円、その他 812百万円 コンプレッサー事業にかかる事業用資産（群馬県邑楽郡ほか）2,852百万円 建物 1,314万円、機械 1,112百万円、その他 425百万円

摘要	前中間会計期間 （自　平成17年４月１日 至　平成17年９月30日）	当中間会計期間 （自　平成18年４月１日 至　平成18年９月30日）	前事業年度 （自　平成17年４月１日 至　平成18年３月31日）
減損損失	半導体事業にかかる事業用資産については回収可能価額を使用価値により測定しており、使用価値の算定に用いる割引率は7.29%を使用している。半導体事業以外の事業用資産、売却予定資産及び遊休資産については、正味売却価額を使用している。正味売却価額には、資産の見積り処分価額、不動産鑑定評価額等を使用している。		その他の事業にかかる事業用資産（群馬県邑楽郡ほか）6,660百万円 建物 2,580百万円、工具器具及び備品 1,851百万円、その他 2,227百万円 売却予定資産（兵庫県加西市ほか）3,290百万円 土地 2,631百万円、建物 561百万円、その他 97百万円 遊休資産（岐阜県安八郡ほか）2,561百万円 建物 1,329百万円、土地 1,051百万円、その他 180百万円 半導体事業にかかる事業用資産については回収可能価額を使用価値により測定しており、使用価値の算定に用いる割引率は7.29%及び8.55%を使用している。また、その他の事業にかかる事業用資産の一部については回収可能額を使用価値により測定しており、使用価値の算定に用いる割引率は7.73%を使用している。 上記以外の事業用資産、売却予定資産及び遊休資産については、正味売却価額を使用している。正味売却価額については、資産の見積り処分価額、不動産鑑定評価額等を使用している。

（中間株主資本等変動計算書関係）

当中間会計期間（自　平成18年４月１日　至　平成18年９月30日）

自己株式の種類及び株式数に関する事項

	前事業年度末株式数（千株）	当中間会計期間増加株式数（千株）	当中間会計期間減少株式数（千株）	当中間会計期間末株式数（千株）
普通株式（注）	17,874	151	30	17,995
合計	17,874	151	30	17,995

（注）普通株式の自己株式の増加151千株は、単元未満株式の買取りによる取得であり、減少30千株は、単元未満株式の買増請求による売渡しである。

(リース取引関係)

<table>
<tr><th>摘要</th><th>前中間会計期間
(自　平成17年4月1日
至　平成17年9月30日)</th><th>当中間会計期間
(自　平成18年4月1日
至　平成18年9月30日)</th><th>前事業年度
(自　平成17年4月1日
至　平成18年3月31日)</th></tr>
<tr><td>リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引</td>
<td>(1) リース物件の取得価額相当額、減価償却累計額相当額、減損損失累計額相当額及び中間期末残高相当額
<table>
<tr><th></th><th>取得価額相当額
(百万円)</th><th>減価償却累計額相当額
(百万円)</th><th>減損損失累計額相当額
(百万円)</th><th>中間期末残高相当額
(百万円)</th></tr>
<tr><td>機械及び装置</td><td>7,115</td><td>3,688</td><td>—</td><td>3,426</td></tr>
<tr><td>その他</td><td>8,890</td><td>5,301</td><td>623</td><td>2,965</td></tr>
<tr><td>合計</td><td>16,005</td><td>8,989</td><td>623</td><td>6,392</td></tr>
</table>
取得価額相当額の算定は、有形固定資産の中間期末残高等に占める未経過リース料中間期末残高の割合が低いため、支払利子込み法によっている。
(2) 未経過リース料中間期末残高相当額等
未経過リース料中間期末残高相当額
<table>
<tr><th></th><th>(百万円)</th></tr>
<tr><td>1年内</td><td>2,814</td></tr>
<tr><td>1年超</td><td>4,190</td></tr>
<tr><td>合計</td><td>7,005</td></tr>
<tr><td>リース資産減損勘定の残高</td><td>613</td></tr>
</table>
未経過リース料中間期末残高相当額の算定は、有形固定資産の中間期末残高等に占めるその割合が低いため、支払利子込み法によっている。
(3) 支払リース料、リース資産減損勘定の取崩額、減価償却費相当額及び減損損失
<table>
<tr><th></th><th>(百万円)</th></tr>
<tr><td>支払リース料</td><td>1,729</td></tr>
<tr><td>リース資産減損勘定の取崩額</td><td>9</td></tr>
<tr><td>減価償却費相当額</td><td>1,729</td></tr>
<tr><td>減損損失</td><td>623</td></tr>
</table>
(4) 減価償却費相当額の算定方法
リース期間を耐用年数とし、残存価額を零とする定額法によっている。</td>
<td>(1) リース物件の取得価額相当額、減価償却累計額相当額、減損損失累計額相当額及び中間期末残高相当額
<table>
<tr><th></th><th>取得価額相当額
(百万円)</th><th>減価償却累計額相当額
(百万円)</th><th>減損損失累計額相当額
(百万円)</th><th>中間期末残高相当額
(百万円)</th></tr>
<tr><td>機械及び装置</td><td>6,470</td><td>3,981</td><td>—</td><td>2,488</td></tr>
<tr><td>その他</td><td>3,759</td><td>2,069</td><td>534</td><td>1,156</td></tr>
<tr><td>合計</td><td>10,229</td><td>6,050</td><td>534</td><td>3,645</td></tr>
</table>
同左
(2) 未経過リース料中間期末残高相当額等
未経過リース料中間期末残高相当額
<table>
<tr><th></th><th>(百万円)</th></tr>
<tr><td>1年内</td><td>1,521</td></tr>
<tr><td>1年超</td><td>2,427</td></tr>
<tr><td>合計</td><td>3,948</td></tr>
<tr><td>リース資産減損勘定の残高</td><td>303</td></tr>
</table>
同左
(3) 支払リース料、リース資産減損勘定の取崩額、減価償却費相当額及び減損損失
<table>
<tr><th></th><th>(百万円)</th></tr>
<tr><td>支払リース料</td><td>1,144</td></tr>
<tr><td>リース資産減損勘定の取崩額</td><td>262</td></tr>
<tr><td>減価償却費相当額</td><td>1,144</td></tr>
<tr><td>減損損失</td><td>2</td></tr>
</table>
(4) 減価償却費相当額の算定方法
同左</td>
<td>(1) リース物件の取得価額相当額、減価償却累計額相当額、減損損失累計額相当額及び期末残高相当額
<table>
<tr><th></th><th>取得価額相当額
(百万円)</th><th>減価償却累計額相当額
(百万円)</th><th>減損損失累計額相当額
(百万円)</th><th>期末残高相当額
(百万円)</th></tr>
<tr><td>機械及び装置</td><td>6,610</td><td>3,664</td><td>—</td><td>2,946</td></tr>
<tr><td>その他</td><td>6,368</td><td>3,551</td><td>1,202</td><td>1,614</td></tr>
<tr><td>合計</td><td>12,979</td><td>7,216</td><td>1,202</td><td>4,560</td></tr>
</table>
取得価額相当額の算定は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、支払利子込み法によっている。
(2)未経過リース料期末残高相当額等
未経過リース料期末残高相当額
<table>
<tr><th></th><th>(百万円)</th></tr>
<tr><td>1年内</td><td>2,313</td></tr>
<tr><td>1年超</td><td>3,209</td></tr>
<tr><td>合計</td><td>5,522</td></tr>
<tr><td>リース資産減損勘定の残高</td><td>961</td></tr>
</table>
未経過リース料期末残高相当額の算定は、有形固定資産の期末残高等に占めるその割合が低いため、支払利子込み法によっている。
(3) 支払リース料、リース資産減損勘定の取崩額、減価償却費相当額及び減損損失
<table>
<tr><th></th><th>(百万円)</th></tr>
<tr><td>支払リース料</td><td>3,325</td></tr>
<tr><td>リース資産減損勘定の取崩額</td><td>240</td></tr>
<tr><td>減価償却費相当額</td><td>3,325</td></tr>
<tr><td>減損損失</td><td>1,202</td></tr>
</table>
(4) 減価償却費相当額の算定方法
同左</td></tr>
</table>

（有価証券関係）

子会社株式及び関連会社株式で時価のあるもの

（前中間会計期間）（平成17年９月30日現在）

	中間貸借対照表計上額	時価	差額
子会社株式	15,230百万円	44,495百万円	29,265百万円
関連会社株式	6,501百万円	9,318百万円	2,816百万円

（当中間会計期間）（平成18年９月30日現在）

	中間貸借対照表計上額	時価	差額
子会社株式	721百万円	8,078百万円	7,356百万円
関連会社株式	11,981百万円	26,409百万円	14,428百万円

（前事業年度）（平成18年３月31日現在）

	貸借対照表計上額	時価	差額
子会社株式	721百万円	9,925百万円	9,203百万円
関連会社株式	11,981百万円	28,213百万円	16,232百万円

（企業結合等関係）

前中間会計期間 （自　平成17年４月１日 至　平成17年９月30日）	当中間会計期間 （自　平成18年４月１日 至　平成18年９月30日）	前事業年度 （自　平成17年４月１日 至　平成18年３月31日）
――――――	新設分割による事業分離 １．分離先企業の名称、分離した事業の内容、事業分離を行った主な理由、事業分離日及び法的形式を含む事業分離の概要 (1) 分離先企業の名称 三洋半導体㈱ (2) 分離した事業の内容 各種半導体の製造・販売 (3) 事業分離を行った主な理由 環境変化に即応しうる機動的な事業運営と、資本市場からの資金調達にも柔軟に対応しうる体制を構築するため、半導体カンパニーに属する半導体事業を分社化した。 (4) 事業分離日 平成18年７月１日 (5) 法的形式 当社の半導体事業を新設分割設立会社に承継させる分社型の新設分割（物的分割）である。 ２．実施した会計処理の概要 (1) 移転損益 当社より移転された資産及び負債の対価として取得する株式の取得原価（66,869百万円）は、当該資産及び負債の適正な帳簿価額による純資産額に基づいて算定しているため、移転損益は認識していない。 (2) 受取対価の種類 普通株式　100,000株 (3) 移転した事業に係る資産及び負債の適正な帳簿価額並びにその主な内訳 流動資産　92,730百万円 固定資産　16,251百万円 資産合計　108,981百万円 流動負債　39,659百万円 固定負債　2,452百万円 負債合計　42,112百万円 ３．当中間会計期間の中間損益計算書に計上されている分離した事業に係る損益の概算額 売上高　32,000百万円 営業損失　2,000百万円	――――――

（1株当たり情報）

中間連結財務諸表を作成しているため、1株当たり情報の記載を省略している。

（重要な後発事象）

前中間会計期間 （自　平成17年4月1日 至　平成17年9月30日）	当中間会計期間 （自　平成18年4月1日 至　平成18年9月30日）	前事業年度 （自　平成17年4月1日 至　平成18年3月31日）
1．中期経営計画の策定 当社は、継続企業の前提に重要な疑義を抱かせる事象又は状況で触れたとおり、「Think GAIA」という新ビジョンのもと、「SANYO EVOLUTION PROJECT」によって、まずスリム化、そして再構築、成長へ向かうことを宣言し、策定した中期経営計画を、平成17年11月18日開催の取締役会にて決議し、公表した。 なお、資本政策については、平成17年12月21日、後述の3に示すとおり決定した。 2．三洋電機クレジット株式会社の株式の一部譲渡 平成17年12月9日、当社と有限会社リヴレット（平成17年12月20日付けで譲渡対象株式の半数について、その相手先を有限会社マーズエクイティにすることを合意（有限会社リヴレット及び有限会社マーズエクイティはいずれも、ザ・ゴールドマン・サックス・グループ・インクの間接100％子会社。））は、当社の連結子会社である三洋電機クレジット株式会社の当社保有株式の一部を、同社へ譲渡することで合意し、平成17年12月27日に譲渡を完了した。 三洋電機クレジット株式会社は当社金融事業の中核子会社として、事務用機器、産業用機器、情報通信機器、家庭電化製品等のリース・割賦販売を始め、融資事業、その他金融サービス等広範囲にわたって事業を展開している。	1．転進支援制度に係る経過措置について 当社は、平成18年11月24日開催の取締役会において、従来、転進支援制度として、転宅を伴う異動を命じられる等の一定の条件を満たす従業員が退職する場合に規定の退職金に加え退職時の年齢等に応じた転進支援金を支給しているが、構造改革の進捗に合わせて転進支援金を廃止する予定であり、それに伴う下記の優遇経過措置を実施し、退職者を募集することを決議した。 転進支援制度に係る経過措置の概要 (1) 対象者　：勤続10年以上かつ満50歳以上の一般従業員 (2) 募集期間：平成18年12月4日から平成18年12月18日まで (3) 退職日　：平成19年1月20日 (4) 優遇措置：上記募集期間中に退職を申し出た場合、転宅を伴う異動等の条件に関わらず、規定の退職金に加え転進支援金を支給する。 (5) 再就職支援：希望者に対し外部の就職支援会社による再就職支援を行う。 当該経過措置に対し、432名が応募した。なお、これに伴う転進支援金約6,000百万円を当事業年度に計上する予定である。	――――――

前中間会計期間 (自　平成17年４月１日 至　平成17年９月30日)	当中間会計期間 (自　平成18年４月１日 至　平成18年９月30日)	前事業年度 (自　平成17年４月１日 至　平成18年３月31日)

三洋電機クレジット株式会社（連結ベース）の概要は次のとおりである。

当中間会計期間末	
総資産（百万円）	530,641
負債（百万円）	460,424
当社保有株式数（株）	18,235,900
当社出資比率（％）	52.36

株式の譲渡の概要は次のとおりである。

譲渡株数　　11,573,000株
（自己株式等を除く議決権ベースでは発行済株式数の33.33％）
譲渡価額　　１株当たり2,000円

なお、当該株式の譲渡利益の見込額は約13,000百万円である。

また、三洋電機クレジット株式会社は平成17年12月９日の取締役会にて、有限会社リヴレットを割当先とする第三者割当増資による新株式発行を決議し、同じく12月20日の取締役会にて新株式発行要領の変更及び割当先の追加を決議した。

今回の株式譲渡（譲渡日：平成17年12月27日）および三洋電機クレジット株式会社の第三者割当増資（払込期日：平成18年１月20日）により、当社の出資比率は最終的には16.68％となる見込みである。

株式譲渡および第三者割当増資による所有株式数及びその発行済株式総数に対する割合の変化

株式譲渡後
6,662,900株（19.13％）
第三者割当増資後
6,662,900株（16.68％）

２．三洋エプソンイメージングデバイス株式会社の当社保有株式の譲渡

平成18年12月13日開催の取締役会において、平成16年10月にセイコーエプソン株式会社と共同出資により設立した三洋エプソンイメージングデバイス株式会社（以下SEID社）の当社保有株式全数をセイコーエプソン社に譲渡し、合弁解消を行うことを決議した。

SEID社は、液晶ディスプレイ事業を行っており、当社はSEID社より液晶ディスプレイを仕入れている。

SEID社設立以降、技術・ノウハウなどの融合を順次進めながら事業を展開してきたが、中・小型液晶ディスプレイ事業を取り巻く競争の激化により、予想を上回る大幅な価格下落などが続く中、当初見込んだ事業計画の達成に遅れが生じている状況にあったため、当社保有株式全数をセイコーエプソン社に譲渡し、合弁解消を行うことを決議したものである。

株式譲渡の概要は次のとおりである。

譲渡株数　　148,320株（当社保有株式全数、当社出資比率45.0％）
譲渡予定日　平成18年12月28日

なお、当該株式の譲渡損失の見込額は約2,800百万円である。

前中間会計期間 （自　平成17年４月１日 至　平成17年９月30日）	当中間会計期間 （自　平成18年４月１日 至　平成18年９月30日）	前事業年度 （自　平成17年４月１日 至　平成18年３月31日）
３．資本増強計画についての基本合意書締結 平成17年12月21日、当社と大和証券エスエムビーシープリンシパル・インベストメンツ株式会社（以下「大和証券SMBCPI」）、ゴールドマン・サックス・グループ及び株式会社三井住友銀行（以下「三井住友銀行」）は、当社の資本増強計画について基本合意に達した。 基本合意の概要は次のとおりである。 当社は、平成18年２月末までに総額3,000億円の優先株式を発行し、大和証券SMBCPI、ゴールドマン・サックス・グループ及び三井住友銀行がこれを引き受ける予定である。このうち、大和証券SMBCPI及びゴールドマン・サックス・グループへは各1,250億円を、三井住友銀行へは500億円を割り当てる予定である。※ なお、当該優先株式の発行は、平成18年２月下旬開催予定の臨時株主総会において優先株式発行に関する定款変更の議案が承認されることが前提となる。 また、当該優先株式発行の諸条件については現在投資家と協議中であり、平成18年１月下旬に予定される最終合意により決定される予定であるが、当該優先株式はその発行に際して臨時株主総会における承認が必要となる有利発行に該当する見込である。 なお、手取資金については、中期経営計画に基づき、構造改革の一段の加速・推進並びに、今後のコア事業を中心とした成長戦略に必要な設備投資及び研究開発投資等に充当する。 ※　現時点の予定であり、今後の状況に応じ変更される可能性がある。		

(2) 【その他】

該当事項なし

第６【提出会社の参考情報】

当中間会計期間の開始日から半期報告書提出日までの間に、次の書類を提出している。

(1) 有価証券報告書及びその添付書類

事業年度（第82期）（自　平成17年４月１日　至　平成18年３月31日）平成18年６月29日関東財務局長に提出

(2) 訂正発行登録書

平成18年６月29日関東財務局長に提出

第二部【提出会社の保証会社等の情報】

該当事項なし

独立監査人の中間監査報告書

平成１８年１２月２１日

三洋電機株式会社
取締役会　御中

みすず監査法人

指定社員 業務執行社員	公認会計士	宮地　主　㊞
指定社員 業務執行社員	公認会計士	森内茂之　㊞
指定社員 業務執行社員	公認会計士	長船修明　㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている三洋電機株式会社の平成１７年４月１日から平成１８年３月３１日までの連結会計年度の中間連結会計期間（平成１７年４月１日から平成１７年９月３０日まで）に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結株主持分計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。この中間連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間連結財務諸表には全体として中間連結財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間連結財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間連結財務諸表が、米国において一般に公正妥当と認められる企業会計の基準（中間連結財務諸表注記１及び２参照）に準拠して、三洋電機株式会社及び連結子会社の平成１７年９月３０日現在の財政状態並びに同日をもって終了する中間連結会計期間（平成１７年４月１日から平成１７年９月３０日まで）の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。ただし、中間連結財務諸表注記１に記載のとおり、セグメント情報については、米国財務会計基準審議会基準書第131号にかえて、「中間連結財務諸表の用語、様式及び作成方法に関する規則」（平成11年大蔵省令第24号）第14条に準拠して作成されている。

追記情報

1. 注記事項２．中間連結財務諸表作成の基礎に記載されているとおり、会社の今後の業績は、中期経営計画の成否に依存しているが、会社の中間連結財務諸表は、継続企業の前提に基づいて作成されており、継続企業を前提としない場合に必要となる資産および負債の調整は行っていない。
2. 注記事項３．主要な会計処理の方針(21)「組替再表示」及び注記事項４．非継続事業に記載されているとおり、中間連結損益計算書について表示形式を変更した。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

独立監査人の中間監査報告書

平成18年12月22日

三洋電機株式会社

取締役会　御中

あずさ監査法人

指定社員 業務執行社員	公認会計士	中尾　正孝	㊞
指定社員 業務執行社員	公認会計士	松井　理晃	㊞
指定社員 業務執行社員	公認会計士	宮林　利朗	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている三洋電機株式会社の平成18年４月１日から平成19年３月31日までの連結会計年度の中間連結会計期間（平成18年４月１日から平成18年９月30日まで）に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結株主持分計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。この中間連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間連結財務諸表には全体として中間連結財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間連結財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間連結財務諸表が、米国において一般に公正妥当と認められる企業会計の基準（中間連結財務諸表注記１及び３参照）に準拠して、三洋電機株式会社及び連結子会社の平成18年９月30日現在の財政状態並びに同日をもって終了する中間連結会計期間（平成18年４月１日から平成18年９月30日まで）の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。ただし、中間連結財務諸表注記１に記載のとおり、セグメント情報については、米国財務会計基準審議会基準書第131号にかえて、「中間連結財務諸表の用語、様式及び作成方法に関する規則」（平成11年大蔵省令第24号）第14条に準拠して作成されている。

追記情報

1．注記事項２．連結財務諸表作成の基礎に記載されているとおり、会社の今後の業績は、中期経営計画の成否に依存しているが、会社の中間連結財務諸表は、継続企業の前提に基づいて作成されており、継続企業を前提としない場合に必要となる資産および負債の調整は行っていない。
2．注記事項19．重要な後発事象に記載されているとおり、会社は転進支援制度に係る経過措置実施に伴い、平成18年12月４日から平成18年12月18日まで退職者を募集した。
3．注記事項19．重要な後発事象に記載されているとおり、連結子会社である三洋ジーエスソフトエナジー株式会社製リチウムイオン電池を一部取替・回収することが発表された。
4．注記事項19．重要な後発事象に記載されているとおり、会社は平成18年12月13日開催の取締役会において、三洋エプソンイメージングデバイス株式会社株式の譲渡を決議した。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

独立監査人の中間監査報告書

平成１７年１２月２７日

三洋電機株式会社
取締役会　御中

中央青山監査法人

指定社員 業務執行社員　公認会計士　宮地　主　㊞

指定社員 業務執行社員　公認会計士　森内茂之　㊞

指定社員 業務執行社員　公認会計士　長船修明　㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている三洋電機株式会社の平成１７年４月１日から平成１８年３月３１日までの第８２期事業年度の中間会計期間（平成１７年４月１日から平成１７年９月３０日まで）に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。この中間財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間財務諸表には全体として中間財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間財務諸表が、我が国において一般に公正妥当と認められる中間財務諸表の作成基準に準拠して、三洋電機株式会社の平成１７年９月３０日現在の財政状態及び同日をもって終了する中間会計期間（平成１７年４月１日から平成１７年９月３０日まで）の経営成績に関する有用な情報を表示しているものと認める。

追記情報

１．「継続企業の前提に重要な疑義を抱かせる事象又は状況」に記載されているとおり、会社は前事業年度に87,800百万円の当期純損失を計上し、当中間会計期間においても255,322百万円の中間純損失を計上した。当該状況により、継続企業の前提に重要な疑義が存在している。当該状況を解消するための経営計画等は当該注記に記載されている。中間財務諸表は継続企業を前提として作成されており、このような重要な疑義の影響を中間財務諸表には反映していない。

２．「会計方針の変更」に記載されているとおり、会社は当中間会計期間より、固定資産の減損に関する会計基準を適用している。

３．「重要な後発事象」に次のとおり記載されている。

(1) 会社は平成１７年１１月１８日開催の取締役会において中期経営計画を決議し公表した。

(2) 会社は金融事業の中核子会社である三洋電機クレジット株式会社の株式の一部（自己株式等を除く議決権ベースでは発行済株式数の33.33%）をゴールドマン・サックス・グループへ譲渡することに合意し、平成１７年１２月２７日に株式譲渡が完了した。また、三洋電機クレジット株式会社はゴールドマン・サックス・グループへの第三者割当増資の実施を予定しており、これにより会社の三洋電機クレジット株式会社への出資比率は16.68%になる予定である。

(3) 会社は平成１７年１２月２１日に総額3,000億円の優先株式の発行・引受について大和証券エスエムビーシープリンシパル・インベストメンツ株式会社他２社と基本合意書を締結した。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

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独立監査人の中間監査報告書

平成18年12月22日

三洋電機株式会社

取締役会　御中

あずさ監査法人

指定社員 業務執行社員	公認会計士	中尾　正孝	㊞
指定社員 業務執行社員	公認会計士	松井　理晃	㊞
指定社員 業務執行社員	公認会計士	宮林　利朗	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている三洋電機株式会社の平成18年４月１日から平成19年３月31日までの第83期事業年度の中間会計期間（平成18年４月１日から平成18年９月30日まで）に係る中間財務諸表、すなわち、中間貸借対照表、中間損益計算書及び中間株主資本等変動計算書について中間監査を行った。この中間財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間財務諸表には全体として中間財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間財務諸表が、我が国において一般に公正妥当と認められる中間財務諸表の作成基準に準拠して、三洋電機株式会社の平成18年９月30日現在の財政状態及び同日をもって終了する中間会計期間（平成18年４月１日から平成18年９月30日まで）の経営成績に関する有用な情報を表示しているものと認める。

追記情報

1．継続企業の前提に関する注記に記載のとおり、会社は前々期に87,800百万円、前期に360,991百万円の当期純損失を計上し、当中間会計期間においても14,571百万円の当期純損失を計上した。また、会社が締結しているシンジケートローン契約及びコミットメントライン契約には財務制限条項が付されている。当該状況により、継続企業の前提に関する重要な疑義が存在しているが、当該状況に対する経営計画等は当該注記に記載されている。当中間会計期間の中間財務諸表は継続企業を前提として作成されており、このような重要な疑義の影響を中間財務諸表には反映していない。

2．重要な後発事象に記載されているとおり、会社は転進支援制度に係る経過措置実施に伴い、平成18年12月４日から平成18年12月18日まで退職者を募集した。

3．重要な後発事象に記載されているとおり、会社は平成18年12月13日開催の取締役会において、三洋エプソンイメージングデバイス株式会社株式の譲渡を決議した。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　　上